UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2023

COHERUS BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36721	27-3615821
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (650) 649-3530

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	CHRS	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On June 15, 2023, Coherus BioSciences, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Crimson Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Crimson Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and Surface Oncology, Inc., a Delaware corporation (“Surface”).

Agreement and Plan of Merger

Merger Consideration and Treatment of Surface Equity Awards

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub I will merge with and into Surface (the “First Merger”), with Surface surviving such First Merger as a wholly owned subsidiary of the Company, and, as part of the same overall transaction, promptly after the First Merger, the surviving entity of the First Merger will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger (the “Surviving Entity”).

Under the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each share of common stock, $0.0001 par value per share, of Surface (the “Surface Common Stock”) issued and outstanding immediately prior to the Effective Time (other than treasury shares, any shares of Surface Common Stock held directly by the Company or Merger Subs immediately prior to the Effective Time and shares of Surface Common Stock issued and outstanding immediately prior to the Effective Time and held by any holder who properly demands appraisal for such shares in accordance with Section 262 of the Delaware General Corporation Law) will be converted automatically into and shall thereafter represent the right to receive consideration per share consisting of:

•

a number of shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) equal to the exchange ratio (the “Exchange Ratio”) determined by dividing (x) the quotient obtained by dividing (1) $40,000,000 plus Surface’s net cash as of the closing of the Merger (the “Closing”), as calculated in accordance with the Merger Agreement, by (2) $5.2831 (the “Company Stock Price”), by (y) the total number of shares of Surface Common Stock outstanding immediately prior to the Effective Time, on a fully-diluted and as-converted basis as determined in accordance with the Merger Agreement (the “Upfront Consideration”), plus any cash payable in lieu of a fractional share of Company Common Stock; and

•

one contingent value right (a “CVR”) representing the right to receive the CVR Payment Amount (as defined below), as provided for in the CVR Agreement (as defined below) (collectively, with the Upfront Consideration, the “Merger Consideration”).

At the Effective Time, each option (a “Surface Stock Option”) to purchase Surface Common Stock granted under Surface’s equity incentive plans that is outstanding immediately prior to the Effective Time shall be converted, assumed or cancelled as follows:

•

each Surface Stock Option with an exercise price per share that is less than the value of the Upfront Consideration (an “In-the-Money Option”) shall be cancelled and converted into the right to receive:

(a)

a number of shares of Company Common Stock, subject to certain exceptions for fractional shares and applicable withholdings, equal to the quotient of (x) the product of (1) the total number of shares of vested and unvested Surface Common Stock underlying the In-the-Money Option multiplied by (2) the excess of the value of the Upfront Consideration over the exercise price of such In-the-Money Option, divided by (y) the Company Stock Price; and

(b)	a number of CVRs equal to the vested and unvested shares of Surface Common Stock underlying the In-the-Money Option;

•

each Surface Stock Option held by a Surface employee who continues employment with the Company and its affiliates after the Effective Time (a “Covered Employee”) and with an exercise price that is equal to or greater than the value of the Upfront Consideration (each, an “Underwater Option”) shall be assumed by the Company and converted into an option to acquire shares of Company Common Stock (an “Assumed Option”), and with the same vesting schedule and other terms and conditions applicable to such Assumed Option immediately prior to the Effective Time, except that (i) each Assumed Option shall become exercisable for a number of shares of Company Common Stock equal to the product (rounded down to the next whole number of shares) of (x) the number of shares of Surface Common Stock that would have been issuable upon full exercise of such Assumed Option immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and (ii) the per share exercise price for such Assumed Option shall equal the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of the Surface Common Stock as of immediately prior to the Effective Time by the Exchange Ratio; and

•

each Underwater Option held by a Surface employee who is not a Covered Employee shall be cancelled, and the holder of such Underwater Option shall receive no Merger Consideration with respect to such Underwater Option.

At the Effective Time, each Surface restricted stock unit award (a “Surface RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive the Merger Consideration in respect of each share of Surface Common Stock subject to such Surface RSU Award, subject to certain exceptions for fractional shares and applicable withholdings.

CVR Payment Amount

As summarized above, a portion of the Merger Consideration comprises CVRs. At the Effective Time, the Company and Computershare Inc., a Delaware corporation, and its affiliate Computershare Trust Company, N.A., a federally chartered trust company (collectively, the “Rights Agent”), will enter into a Contingent Value Rights Agreement (the “CVR Agreement”), a form of which is attached as an exhibit to the Merger Agreement, governing the terms of each CVR. Each CVR entitles the holder thereof to receive contingent payments, without interest, and subject to deduction for any required tax withholding, if applicable, equal to (i) the dollar amount of the Net CVR Payments (as defined below) received during the 10-year period following the Closing (the “CVR Term”) divided by (ii) the total number of outstanding CVRs (the “CVR Payment Amount”).

For each fiscal quarter during the CVR Term (each, a “CVR Payment Period”), the “Net CVR Payments” shall equal the sum of the following, less any permitted deductions (as set forth in the CVR Agreement).

•

70% of all milestone- and royalty-based payments actually received by the Company, the Surviving Entity or their affiliates from GlaxoSmithKline Intellectual Property (No. 4) Limited under the License Agreement, dated December 16, 2020, between Surface and GlaxoSmithKline Intellectual Property (No. 4) Limited;

•

70% of all milestone- and royalty-based payments actually received by the Company, the Surviving Entity or their affiliates from Novartis Institute for Biomedical Research, Inc. under the Novartis Agreement Collaboration Agreement, dated January 9, 2016, between Surface and Novartis Institute for Biomedical Research, Inc.;

•

25% of any upfront payment actually received by the Company, the Surviving Entity or their affiliates under an agreement entered into by the Company, the Surviving Entity or their affiliates after the Closing granting a third party development, manufacture or commercialization rights for Surface’s SRF114 proprietary drug product candidate in any market outside of the United States, less development costs and expenses incurred by the Company, the Surviving Entity or their affiliates after the Closing for the development of SRF114; and

•

50% of any upfront payment actually received by the Company, the Surviving Entity or their affiliates under an agreement entered into by the Company, the Surviving Entity or their affiliates after the Closing granting a third party development, manufacture or commercialization rights for Surface’s SRF388 proprietary drug product candidate in any market outside of the United States, less development costs and expenses incurred by the Company, the Surviving Entity or their affiliates after the Closing for the development of SRF388.

The Company will calculate the CVR Payment Amount for each CVR Payment Period. Subject to certain restrictions set forth in the CVR Agreement, the Company may elect to make any CVR payment, in the Company’s discretion, solely in shares of Company Common Stock, solely in cash or by means of a combination of shares of Company Common Stock and cash. The CVRs are not transferable, except in certain limited circumstances as provided in the CVR Agreement, will not be certificated or evidenced by any instrument, and will not be registered with the U.S. Securities and Exchange Commission (the “SEC”) or listed for trading on any exchange.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a form of which is included as an exhibit to the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”) and incorporated by reference herein.

Conditions to the Merger; Representations and Warranties; Covenants

The obligations of Surface and the Company to consummate the Mergers and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including: (i) Surface’s net cash being no less than $19,600,000 as of the date of determination; (ii) the adoption of the Merger Agreement by holders of at least a majority of Surface Common Stock outstanding; (iii) the Company’s Registration Statement on Form S-4 to be filed in connection with the Mergers having become effective and not subject to any stop order, and the shares of Company Common Stock issuable in the Mergers having been approved for listing on the Nasdaq; (iv) execution of the CVR Agreement by the Company and the Rights Agent; (v) other customary conditions for a transaction of this type, such as the absence of any legal restraint prohibiting the consummation of the Mergers and the absence of any material adverse effect for Surface or the Company. The parties have also made certain representations, warranties and covenants in the Merger Agreement, including covenants to conduct their respective businesses in the ordinary course in all material respects between the signing of the Merger Agreement and the closing of the Mergers, prohibiting the parties from engaging in certain kinds of activities during such period without the consent of the other party and the use of commercially reasonable efforts to cause the conditions of the Mergers to be satisfied.

The Merger Agreement also contains customary covenants by Surface not to solicit or participate in any discussions or negotiations with any person making an inquiry or proposal for an alternative transaction, and requiring Surface’s board of directors to recommend the Mergers and the adoption of the Merger Agreement to Surface’s stockholders, subject to certain exceptions. Under the terms of the Merger Agreement, Surface’s board of directors may change its recommendation in response to an unsolicited, bona fide proposal for an alternative transaction that did not result from a material breach of Surface’s covenants under the Merger Agreement, if Surface’s board of directors determines in good faith that the proposal is more favorable to Surface’s stockholders than the Mergers, subject to the applicable terms of the Merger Agreement. Prior to the approval of the transaction-related proposals by Surface’s stockholders, Surface’s board of directors may also change its recommendation if a “Company Intervening Event” (as defined in the Merger Agreement) occurs and Surface’s board of directors determines, after consultation with its outside legal counsel and financial advisor, that failing to change its recommendation would reasonably be expected to be inconsistent with its fiduciary duties, subject to complying with certain procedures set forth in the Merger Agreement.

Termination and Termination Fees

The Merger Agreement contains customary mutual termination rights for Surface and the Company, including if the Merger is not completed within six months following signing. The Merger Agreement also contains customary termination rights for the benefit of each party, including if the other party breaches its representations, warranties or covenants under the Merger Agreement in a way that would result in a failure of its closing conditions being satisfied (subject to certain procedures and cure periods). The Merger Agreement also contains customary termination rights (i) for the benefit of the Company (A) if the board of directors of Surface changes its recommendation or (B) if Surface breaches or fails to perform its non-solicitation obligations under the Merger Agreement in any material respect and (ii) for the benefit of Surface if its board of directors authorizes entry into a definitive agreement relating to a superior proposal.

Under the Merger Agreement, Surface would be required to pay a termination fee to the Company equal to approximately $2,000,000, less the amount of previously paid Company transaction expenses up to $500,000, if any, if the Merger Agreement is terminated in certain circumstances, including if the board of directors of Surface authorizes entry into a definitive agreement relating to a superior proposal.

Additional Information

The foregoing description of the Mergers and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report and is incorporated herein by reference. A copy of the Merger Agreement and the above description has been included to provide investors with information regarding its terms and is not intended to provide any factual information about Surface or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Mergers or the other transactions contemplated therein.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information. Further, investors should read the Merger Agreement not in isolation, but only in conjunction with the other information that the respective companies include in reports, statements and other filings they make with the SEC.

Item 7.01 Regulation FD Disclosure

On June 16, 2023, the Company and Surface announced that they had entered into the Merger Agreement. A copy of the joint press release is attached to this Current Report as Exhibit 99.1 and incorporated herein by reference.

The information in Item 7.01 of this Current Report (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

The statements in this Current Report include express or implied forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act about the proposed transaction between the Company and Surface and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Surface and the Company. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity,” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to the Company, Surface or the combined company, post-closing operations and the outlook for the companies’ businesses; prospective developments or results in the pipelines of the Company, Surface or the combined company and expansion of the Company’s I-O franchise; the prospects for approval of toripalimab; Surface’s, the Company’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Surface’s and the Company’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs and other financial measures; future economic performance; and the assumptions underlying or relating to such statements. These statements are based on Surface’s and the Company’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Surface’s ability to obtain the approval of Surface’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Surface and the Company to terminate the Merger Agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Surface and the Company, or at all; the risk that Surface and the Company may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Surface’s or the Company’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Surface’s or the Company’s common stock and/or Surface’s or the Company’s operating or financial results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks that holders of the CVRs will not receive payments in respect of the CVRs; uncertainties as to the long-term value of the Company’s common stock, including the dilution caused by the Company’s issuance of additional shares of common stock in connection with the proposed transaction; unknown liabilities related to Surface or the Company; the nature, cost and outcome of any litigation and other legal proceedings involving Surface, the Company or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Surface’s or the Company’s programs or product candidates; risks related to any loss of Surface’s or the Company’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Surface or the Company’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Surface, the Company and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Surface, the Company, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Surface or the Company’s product candidates, and the impact of studies (whether conducted by Surface, the Company or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Surface’s or the Company’s material contracts or arrangements; risks related to competition for Surface’s or the Company’s product candidates; Surface’s or the Company’s ability to successfully develop or commercialize Surface’s or the Company’s product candidates; Surface’s, the Company’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Surface’s or the Company’s product candidates; unexpected increases in costs and expenses with respect to the potential transaction or Surface’s or the Company’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Surface’s and the Company’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the Mergers or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Surface’s and the Company’s respective filings with the SEC, including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the proxy statement of Surface that also constitutes the prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to Surface’s stockholders when it becomes available. Surface and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Surface’s and the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by Surface or the Company. Unless required by law, neither Surface nor the Company is under any duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Surface and the Company expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of the Company and a proxy statement/prospectus of Surface, and each party may also file other documents regarding the proposed transaction with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Surface will be available free of charge on Surface’s website at https://www.investors.surfaceoncology.com/financial-information/sec-filings or by contacting Surface’s Investor Relations Department at IR@surfaceoncology.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.coherus.com/financial-information/sec-filings or by contacting the Company’s Investor Relations Department at IR@coherus.com.

Participants in the Solicitation

Surface, the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Surface, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Surface’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and amended on May 1, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 17, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Surface or the Company using the sources indicated above.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Coherus BioSciences, Inc., Crimson Merger Sub I, Inc., Crimson Merger Sub II, LLC and Surface Oncology, Inc., dated June 15, 2023 (Form of CVR Agreement included as Exhibit A thereto)*

99.1	Joint Press Release of Coherus BioSciences, Inc. and Surface Oncology, Inc., dated June 16, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2023	COHERUS BIOSCIENCES, INC.

	By:	/s/ McDavid Stilwell
	Name:	McDavid Stilwell
	Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

COHERUS BIOSCIENCES, INC.,

CRIMSON MERGER SUB I, INC.,

CRIMSON MERGER SUB II, LLC

and

SURFACE ONCOLOGY, INC.

Dated as of June 15, 2023

i

(Continued)

(Continued)

(Continued)

Page

Exhibit A	Form of Contingent Value Rights Agreement

INDEX OF DEFINED TERMS

	Definition	Location

	401(k) Plan	5.17
	401(k) Plan Termination Date	5.17
	Acceptable Confidentiality Agreement	5.4(b)
	Accounting Firm	2.5(f)
	Action	3.10
	Affiliate	8.3(a)
	Agreement	Preamble
	Anticipated Closing Date	2.5(a)
	Approved Budget	5.1(b)(vii)
	Arnold & Porter	5.13(c)
	Benefit Plan	8.3(b)
	Book-Entry Shares	2.3(d)
	Business Day	8.3(c)
	Cash and Cash Equivalents	8.3(d)
	CCR8	8.3(e)
	Certificate of Merger	1.3(a)
	Certificates	2.3(d)
	Closing	1.2
	Closing Date	1.2
	COBRA	3.12(e)
	Code	8.3(f)
	Company	Preamble
	Company Acquisition Proposal	5.4(k)(i)
	Company Adverse Recommendation Change	5.4(c)
	Company Affiliate Transaction	3.24
	Company Alternative Acquisition Agreement	5.4(c)
	Company Associate	8.3(g)
	Company Audited Balance Sheet	3.7
	Company Board	Recitals
	Company Board Recommendation	3.4(b)
	Company Disclosure Letter	Article III
	Company Equity Plans	2.2(a)
	Company ESPP	2.2(d)
	Company Intellectual Property	8.3(h)
	Company Intervening Event	5.4(k)(ii)
	Company IP Assignment Agreement	3.19(h)
	Company Material Adverse Effect	8.3(j)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Company Material Contract	3.16(a)
Company Net Cash	8.3(k)
Company Option	2.2(a)
Company Outstanding Shares	8.3(l)
Company Plan	8.3(m)
Company Preferred Stock	3.2(a)
Company Proxy Statement	5.5(a)
Company Related Party	3.24
Company Related Persons	3.28
Company RSU Award	2.2(b)
Company Safety Notices	3.21(g)
Company SEC Documents	3.6(a)
Company Stock Awards	3.2(b)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	5.5(a)
Company Superior Proposal	5.4(k)(iii)
Company Termination Fee	7.3(b)
Company Valuation	8.3(n)
Company-Licensed Intellectual Property	8.3(i)
Confidentiality Agreement	5.6(d)
Continuation Period	5.16(b)
Contract	3.5(a)
control	8.3(o)
Covered Employees	5.16(b)
COVID-19	8.3(p)
CVR	2.1(a)
CVR Agreement	8.3(q)
Delaware LLC Act	1.1(b)
Delaware Secretary of State	1.3(a)
DGCL	Recitals
Dispute Notice	2.5(c)
Dissenting Shares	2.8
Effect	8.3(i)
Effective Time	1.3(a)
Environmental Law	3.14(b)
ERISA	8.3(r)
ERISA Affiliate	8.3(s)
Exchange Act	3.5(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(b)
Exchange Ratio	8.3(t)
Excluded Shares	2.1(b)
FCPA	3.25
FDA	3.21(c)
FDA Ethics Policy	3.21(i)
FDCA	3.21(a)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
First Merger	Recitals
Form S-4	5.5(a)
Fractional Share Consideration	2.4(b)
GAAP	3.6(b)
Goodwin	5.13(c)
Governmental Entity	3.5(b)
Hazardous Substance	3.14(c)
Health Care Laws	3.21(a)
HIPAA	3.21(a)
IL-27	8.3(u)
Indebtedness	8.3(v)
Indemnification Period	5.10(a)
Indemnified Persons	5.10(a)
Information Privacy and Security Laws	8.3(x)
Intellectual Property	8.3(w)
Intended Tax Treatment	Recitals
In-the-Money Option	2.2(a)(i)
IRS	3.12(a)
IT Assets	3.20(c)
IT Systems	8.3(y)
knowledge of Parent	8.3(aa)
knowledge of the Company	8.3(z)
Labor Agreement	3.13(b)
Law	3.5(a)
Lease Agreements	3.18(c)
Letter of Transmittal	2.3(d)
Liens	3.2(a)
Loan Agreement	8.3(bb)
Lookback Date	3.6(a)
Material Contract	3.16(a)
Measurement Date	3.2(a)
Merger Consideration	2.1(a)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Nasdaq	8.3(cc)
Net Cash Calculation	2.5(b)
Net Cash Schedule	2.5(b)
Non-U.S. Company Benefit Plan	3.12(f)
Ordinary Course of Business	8.3(dd)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Affiliate Transaction	4.21
Parent Board	Recitals
Parent Common Stock	Recitals

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Parent Disclosure Letter	Article IV
Parent Equity Plans	4.2(a)
Parent ESPP	4.2(a)
Parent Expenses	7.3(c)
Parent Intellectual Property	8.3(gg)
Parent IP Assignment Agreement	4.17(f)
Parent Material Adverse Effect	8.3(ee)
Parent Material Contract	4.114(a)
Parent Plan	8.3(ii)
Parent Related Party	4.21
Parent Related Persons	3.28
Parent SEC Documents	4.6(a)
Parent Stock Price	8.3(ff)
Parent Third-Party Licensor	4.17(b)
Parent-Licensed Intellectual Property	8.3(i)
Permits	3.11
Permitted Liens	3.18(a)
Person	8.3(jj)
Personal Information	8.3(kk)
Privacy Requirements	3.20(a)
Processing	3.20(a)
Public Health Measures	8.3(ll)
Representatives	5.4(a)
Response Date	2.5(c)
Rights Agent	8.3(p)
Sarbanes-Oxley Act	3.6(a)
SEC	8.3(mm)
Second Certificate of Merger	1.3(b)
Second Effective Time	1.3(b)
Second Merger	Recitals
Securities Act	3.5(b)
Securities Filing	5.13(c)
Shares	2.1(a)
SRF617	8.3(nn)
Stockholder Litigation	5.12(a)
Subsidiary	8.3(oo)
Surviving Corporation	1.1
Surviving Entity	1.1(b)
Takeover Laws	3.22
Tax	8.3(pp)
Tax Opinion	5.13(c)
Tax Return	8.3(qq)
Third-Party Licensor	3.19(b)
Transaction Expenses	8.3(rr)
Treasury Regulations	8.3(ss)
Underwater Option	2.2(a)(ii)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Upfront Consideration	2.1(a)
WARN Act	3.13(d)
Wedbush	3.26
Willful and Material Breach	7.2(b)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 15, 2023, is entered into among Coherus BioSciences, Inc., a Delaware corporation (“Parent”), Crimson Merger Sub I, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), Crimson Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) and Surface Oncology, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend to effect the merger of Merger Sub I with and into the Company, with the Company surviving that merger and becoming a wholly owned Subsidiary of Parent (the “First Merger”), and, as part of the same overall transaction, promptly after the First Merger, the surviving entity of the First Merger would merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger (the “Second Merger” and, together with the First Merger, the “Mergers”), on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has as of the date hereof unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Mergers and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, and (d) resolved to recommend that the Company’s stockholders vote to adopt this Agreement, all as in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has as of the date hereof unanimously (a) determined that the terms of this Agreement and the CVR Agreement and the transactions contemplated hereby and thereby, including the Mergers, are fair to, and in the best interests of, Parent and its stockholders, (b) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and the CVR Agreement, (c) approved the execution and delivery by Parent of this Agreement and the CVR Agreement, the performance by Parent of its covenants and agreements contained herein and therein, and the consummation of the Mergers and (d) approved the issuance of shares of common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”) issuable pursuant to this Agreement in the Mergers;

WHEREAS, the Board of Directors of Merger Sub I and the board of managers of Merger Sub II have (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, Merger Sub I and Merger Sub II, respectively, and their sole stockholder or member, respectively, (b) determined that it is in the best interests of Merger Sub I and Merger Sub II, respectively, and their sole stockholder or member, respectively, and declared it advisable, to enter into this Agreement and (c) approved the execution and delivery by Merger Sub I and Merger Sub II of this Agreement, the performance by Merger Sub I and Merger Sub II of its covenants and agreements contained herein and the consummation of the Mergers;

WHEREAS, Parent, as the sole stockholder of Merger Sub I and as the sole member of Merger Sub II, shall adopt this Agreement immediately following the execution of this Agreement upon the recommendation of their respective board of directors or managers, as applicable;

WHEREAS, the parties intend that (a) the First Merger and the Second Merger be considered together as a single integrated transaction for U.S. federal income Tax purposes, and will together constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), and (b) this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Section 1.368-2(g) of the Treasury Regulations;

WHEREAS, at or prior to the Closing, Parent and the Rights Agent shall enter into the CVR Agreement; and

WHEREAS, Parent, Merger Sub I, Merger Sub II and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub I and Merger Sub II and the Company hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement:

(a) at the Effective Time, Merger Sub I shall be merged with and into the Company in accordance with the DGCL. Following the First Merger, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation in the First Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent; and

(b) at the Second Effective Time, Parent shall cause the Surviving Corporation to merge with and into Merger Sub II in accordance with the DGCL and the Delaware Limited Liability Company Act (the “Delaware LLC Act”). Following the Second Merger, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub II shall continue as the surviving entity in the Second Merger (the “Surviving Entity”) and a wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the First Merger (the “Closing”) shall take place at 10:00 a.m., New York City time on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), and subject to any delay of the Closing pursuant to Section 2.5(f), remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the parties shall cooperate in connection therewith. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time.

(a) Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Parent shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL. The First Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the First Merger becomes effective being the “Effective Time”).

(b) Promptly after the First Merger, the Company and Parent shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and Delaware LLC Act. The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Second Certificate of Merger (the time the Second Merger becomes effective being the “Second Effective Time”).

Section 1.4 Effects of the Mergers.

(a) The First Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation.

(b) The Second Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Surviving Entity, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.5 Certificate of Incorporation and Bylaws; Certificate of Formation and Limited Liability Agreement.

(a) At the Effective Time, the certificate of incorporation of Merger Sub I in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms, subject to Section 5.10, and as provided by applicable Law, except that reference to the name of Merger Sub I shall be replaced with the name of the Company, and the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub I, as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub I shall be replaced with the name of the Company, and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein, subject to Section 5.10, or by applicable Law.

(b) The certificate of formation of Merger Sub II in effect immediately prior to the Second Effective Time shall be certificate of formation of the Surviving Entity in the Second Merger as of the Second Effective Time, and the limited liability company agreement of Merger Sub II in effect immediately prior to the Second Effective Time shall be the limited liability company agreement of the Surviving Entity in the Second Merger as of the Second Effective Time, until thereafter amended as provided therein, subject to Section 5.10, or by applicable Law.

Section 1.6 Directors, Managers and Officers.

(a) The parties shall take all actions necessary so that (i) the directors of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified and (ii) the officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

(b) The parties shall take all actions necessary so that (i) the sole member of Merger Sub II immediately prior to the Second Effective Time shall, from and after the Second Effective Time, remain the sole member of the Surviving Entity until the sole member’s interests are transferred to another Person or Persons or additional members are admitted, each in accordance with the terms of the limited liability company agreement of Merger Sub II, and (ii) the officers of Merger Sub II immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the officers of the Surviving Entity until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or the Merger Subs, as applicable, acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Mergers or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name of and on behalf of either the Company or the Merger Subs, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation, or otherwise to carry out this Agreement.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Merger Sub I, Merger Sub II or the holders of any shares of capital stock of the Company, Parent, Merger Sub I or Merger Sub II:

(a) Each share of common stock, $0.0001 par value per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive (i) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.4 with respect to fractional shares and any required withholding of Taxes pursuant to Section 2.7 (the “Upfront Consideration”), and (ii) one contingent value right (a “CVR”) representing the right to receive the consideration set forth in, and subject in all respects to the terms and conditions of, the CVR Agreement (for each Share, the Upfront Consideration plus one CVR, collectively, the “Merger Consideration”), in each case, without interest. As of the Effective Time, all Shares issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be paid in accordance with Section 2.3 and, as applicable, the CVR Agreement, without interest. Each CVR issued as a portion of the Merger Consideration will be issued in book-entry form pursuant to the CVR Agreement and will not be evidenced by a certificate or other instrument.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Subs immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and nonassessable common unit of the Surviving Entity.

(e) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares, or securities convertible into or exchangeable into or exercisable for such Shares, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of such Shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration payable pursuant to this Agreement or the CVR Agreement shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.1(e) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement or permit Parent to take any action that is prohibited by the terms of this Agreement.

Section 2.2 Treatment of Company Equity Awards.

(a) At the Effective Time, each option to purchase Shares granted under the Company’s 2021 Inducement Plan, as amended, 2018 Stock Option Plan, as amended, 2014 Stock Option and Grant Plan, as amended, or any other equity incentive plan or arrangement (collectively, the “Company Equity Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time (each, a “Company Option”) shall be:

(i) with respect to each Company Option with an exercise price per share that is less than the value of the Upfront Consideration (each such Company Option, an “In-the-Money Option”), cancelled and converted into the right to receive: (x) a number of shares of Parent Common Stock, subject to Section 2.4 with respect to fractional shares and any required withholding of Taxes pursuant to Section 2.7, that is equal to the quotient of (A) the product of (1) the total number of Shares underlying the In-the-Money Option multiplied by (2) the excess, if any, of the value of the Upfront Consideration over the exercise price of such In-the-Money Option, divided by (B) the Parent Stock Price; and (y) a number of CVRs equal to the number of Shares underlying such In-the-Money Option;

(ii) with respect to each Company Option held by any Covered Employee who continues in the employ of Parent and its Affiliates after the Effective Time and with an exercise price that is equal to or greater than the value of the Upfront Consideration (each, an “Underwater Option”), assumed by Parent and converted into an option to acquire shares of Parent Common Stock (each such Company Option, an “Assumed Option”) in a manner consistent with the requirements of Section 424 of the Code and the requirements of Treasury Regulation Section 1.409A-1(b)(5)(D) of the Code. Each

Assumed Option shall continue to have, and be subject to, the same vesting schedule, term exercisability provisions and other terms and conditions set forth in the applicable Company Equity Plan and the applicable Company Option award agreement as in effect immediately prior to the Effective Time, except that (i) Parent and its board of directors shall have any and all amendment and administrative authority with respect to such Assumed Options and the Company Equity Plans (subject, in the case of any amendment, to any required consent of the affected Covered Employee pursuant to the terms of the applicable Company Equity Plan and the Company Option award agreement for such Assumed Option), (ii) each such Assumed Option shall become exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the next whole number of shares of Parent Common Stock) of (A) the number of Shares that would have been issuable upon full exercise of such Assumed Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, and (iii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per Share at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio. All Assumed Options that prior to the Effective Time were treated as “incentive stock options” within the meaning of Section 422 of the Code shall from and after the Effective Time continue to be treated as incentive stock options under the Code; and

(iii) with respect to each Underwater Option held by an employee who is not a Covered Employee after the Effective Time, the holder of such Underwater Option shall receive no Merger Consideration (whether under this Agreement or under the CVR Agreement or otherwise) and, effective as of immediately prior to the Effective Time, shall have no further rights with respect to such Underwater Option.

(b) At the Effective Time, each restricted stock unit award representing the right to receive Shares granted under the Company Equity Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time (each, a “Company RSU Award”) shall, at the Effective Time, cease to represent a right to acquire Shares and shall be cancelled and, automatically and without any required action on the part of the holder thereof or the Company, converted into the right to receive the Merger Consideration in respect of each Share subject to such Company RSU Award as of immediately prior to the Effective Time, subject to Section 2.4 with respect to fractional shares and any required withholding of Taxes pursuant to Section 2.7.

(c) The Surviving Corporation shall pay the holders of Company Options and Company RSUs the cash payments described in Section 2.4 (solely with respect to fractional shares) through the Surviving Corporation’s payroll system (or, for individuals who are not current or former employees, directly to such individuals) promptly after the Effective Time. Parent shall cause its transfer agent to issue to the holders of Company Options and Company RSUs, the shares of Parent Common Stock and the CVRs, as applicable, as described in this Section 2.2 and the CVR Agreement, as applicable, promptly after the Effective Time.

(d) As soon as practicable following the date of this Agreement, the Company shall take such actions as are necessary with respect to the Company’s 2018 Employee Stock Purchase Plan (the “Company ESPP”) to provide that no offering periods will commence under the Company ESPP following the date of this Agreement and the Company ESPP shall terminate prior to the Effective Time.

(e) Prior to the Effective Time, the Company shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the provisions of this Section 2.2, including the contemplated treatment of the Company Options and the Company RSUs. As of the Effective Time, no further Company Stock Options or Company RSUs or other awards with respect to any securities of the Company shall be granted from or after the Effective Time.

Section 2.3 Exchange and Payment.

(a) Prior to the mailing of the Company Proxy Statement, Parent shall enter into an agreement with a commercial bank or trust company designated by Parent and reasonably acceptable to the Company to act as an exchange agent, it being agreed that Parent’s existing transfer agent shall be deemed reasonably acceptable, to act as an exchange agent (the “Exchange Agent”) for the purpose of paying the Upfront Consideration and the Exchange Agent’s other responsibilities under this Agreement.

(b) Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent, in trust for the benefit of holders of Shares immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares or Dissenting Shares), book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a). In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4. All book-entry shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(c) For the avoidance of doubt, Parent shall not be required to deposit any funds related to any CVR, including with respect to any amounts potentially payable under any CVR, with the Rights Agent unless and until such deposit is required pursuant to the express terms of the CVR Agreement. The Exchange Fund shall not be used for any purpose other than to fund payments in respect of Shares due pursuant to Section 2.1(a), except as provided in this Agreement.

(d) Promptly after the Effective Time and in any event not later than the third Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration, any dividends or distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4, (i) a letter of transmittal in a form mutually agreed-upon among the parties (“Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4. Upon surrender of a Certificate to the Exchange Agent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange for the Shares formerly represented by such Certificate (other than Excluded Shares or Dissenting Shares) (A) that number of whole shares of Parent Common Stock (after taking into account all Shares then held by such holder under all Certificates so surrendered) to which such holder of Shares shall have become entitled pursuant to Section 2.1(a) (which shall be in uncertificated book-entry form), (B) any dividends or other distributions payable pursuant to Section 2.3(f) and (C) any Fractional Share Cash Consideration payable pursuant to Section 2.4, and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) that were converted into the right to receive the Merger Consideration, any dividends or distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4, a Letter of Transmittal. Upon delivery of such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Book-Entry Shares shall be entitled to receive in exchange for the Shares formerly represented by such Book-Entry Shares (other than Excluded Shares or Dissenting Shares) (A) that number of whole shares of Parent Common Stock (after taking into account all Shares then held by such holder under all Certificates so surrendered) to which such holder of Shares shall have become entitled pursuant to Section 2.1(a) (which shall be in uncertificated book-entry form unless a physical certificate is requested), (B) any dividends or other distributions payable pursuant to Section 2.3(f) and (C) any Fractional Share Cash Consideration payable pursuant to Section 2.4, without such holder being required to deliver a Certificate, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or Fractional Share Cash Consideration, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.2(a), each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4.

(e) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(f) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no Fractional Share Cash Consideration shall be paid to any such holder pursuant to Section 2.4, in each case until the holder thereof surrenders such Certificate or Book-Entry Shares in accordance with this Article II. Following the surrender of a Certificate or Book-Entry Shares in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any Fractional Share Cash Consideration to which such holder is entitled pursuant to Section 2.4 and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(g) The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4 issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis; provided that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including investment losses) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation.

(i) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares 12 months after the Effective Time shall be delivered to Parent, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to Parent, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4 (subject to abandoned property, escheat or other similar laws), without interest.

(j) None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(k) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in such customary amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(f) and any Fractional Share Cash Consideration payable pursuant to Section 2.4.

Section 2.4 No Fractional Shares.

(a) No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, and no certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or any other provision of Article II, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent.

(b) Notwithstanding any other provision of this Agreement, each holder of Shares converted pursuant to the First Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (or holder of other equity interests of the Company who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock pursuant to the provisions of Section 2.2 (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 2.1(a)) shall, in lieu thereof and upon surrender of such holder’s Certificates and Book-Entry Shares, as applicable, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required Tax withholding, determined by multiplying such fraction by the Parent Stock Price (the “Fractional Share Cash Consideration”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. As soon as practicable after the determination of the amount of the Fractional Share Cash Consideration, if any, to be paid to holders of the Shares in respect of any fractional shares, the Exchange Agent shall make available such amounts to the holders of the Shares entitled to receive such cash. The payment of Fractional Share Cash Consideration in lieu of fractional share interests pursuant to this Section 2.4(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

Section 2.5 Calculation of Company Net Cash.

(a) For purposes of this Agreement, the “Anticipated Closing Date” shall be the anticipated date for Closing, as agreed upon by Parent and the Company at least 15 Business Days prior to the Company Stockholders Meeting, subject to adjournment or postponement pursuant to Section 5.5(d).

(b) Not less than 15 Business Days prior to the Anticipated Closing Date, the Company shall deliver to Parent a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Company Net Cash as the applicable Company Net Cash Determination Dates (the “Net Cash Calculation”), prepared and certified by the Company’s Chief Financial Officer. The Company shall make available to Parent and its accountants and counsel the workpapers and back-up materials used or useful in preparing the Net Cash Schedule, as well as the Company’s accountants and counsel, all as reasonably requested by Parent and upon reasonable notice. The Company shall consider in good faith any comments provided by Parent with respect to the Net Cash Schedule within three days of delivery of the Net Cash Schedule.

(c) Within five Business Days after delivery of the Net Cash Schedule (the “Response Date”), Parent will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any disputed items and proposed revisions to the Net Cash Calculation.

(d) If on or prior to the Response Date, Parent (i) notifies the Company in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 2.5(c), then the Net Cash Calculation as set forth in the Net Cash Schedule originally delivered by the Company pursuant to Section 2.5(a) shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash as of the applicable Company Net Cash Determination Dates for purposes of this Agreement.

(e) If Parent delivers a Dispute Notice on or prior to the Response Date, then Representatives of the Company and Parent shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Company Net Cash, which agreed-upon Company Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Net Cash, as of the applicable Company Net Cash Determination Dates for purposes of this Agreement.

(f) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Company Net Cash as of the applicable Company Net Cash Determination Dates pursuant to Section 2.5(e) within three Business Days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. The Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 days after accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Company Net Cash made by the Accounting Firm pursuant to this Section 2.5(f) shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash as of the applicable Company Net Cash Determination Dates for purposes of this Agreement, and the parties shall delay the Closing until the resolution of the matters described in this Section 2.5(f). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Company Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Company Net Cash pursuant to Section 2.5(a) (and for the avoidance of doubt the fees and expenses to be paid by the Company shall reduce Company Net Cash). If this Section 2.5(f) applies as to the determination of Company Net Cash as of the applicable Company Net Cash Determination Dates, upon resolution of the matter in accordance with this Section 2.5(f), the parties shall not be required to determine Company Net Cash again, even if the Closing Date occurs later than the Anticipated Closing Date, except that either party may request a re-determination of Company Net Cash if the Closing Date is more than five Business Days after the Anticipated Closing Date, in which cash the procedures contained in this Section 2.5 shall be repeated, starting with the delivery of a new Net Cash Schedule.

Section 2.6 Cap on Cash Consideration. Notwithstanding anything to the contrary set forth in this Agreement and the CVR Agreement, in no event shall the aggregate cash consideration payable under this Agreement and the CVR Agreement, taken together, exceed 60% of the aggregate value of the total consideration payable under this Agreement and the CVR Agreement, taken together.

Section 2.7 Withholding Rights. Parent, the Merger Subs, the Surviving Corporation, the Exchange Agent and the Rights Agent, as applicable, shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Shares, Company Options or Company RSU Awards pursuant to this Agreement or the CVR Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other state, local or non-U.S. Tax Law; provided, however, that in the event that Parent determines that any such deduction or withholding of any such amounts (except in the case of any compensatory payments made to employees subject to wage withholding) is required on any consideration or other payment otherwise payable with respect to the Mergers, Parent shall use commercially reasonable efforts to provide prior written notice thereof to the Company. In the event any such deduction and withholding are required to be made in respect of any Parent Common Stock to be received by any holder of Shares, Company Options or Company RSU Awards pursuant to this Agreement or the CVR Agreement, such deduction and withholding shall be satisfied by reducing the number of shares of Parent Common Stock to which such holder of Shares, Company Options or Company RSU Awards, as applicable, otherwise would be entitled under this Agreement by a number of shares equal to (x) the dollar amount of such deduction and withholding divided by (y) the Parent Stock Price. To the extent that amounts are withheld and timely paid over to the appropriate taxing authority by Parent, the Merger Subs, the Surviving Corporation, the Exchange Agent or the Rights Agent, as applicable, such amounts shall be treated for all purposes of this Agreement and the CVR Agreement, as applicable, as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.8 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, each Share (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 2.1(a), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any Shares issued and outstanding immediately prior to the Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the First Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed and publicly available after January 1, 2022 but at least one Business Day prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the corresponding section or subsection of the Disclosure Letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), the Company represents and warrants to Parent and the Merger Subs as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in each of clauses (i), (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of the Company’s certificate of incorporation and bylaws and the certificate of incorporation and bylaws (or comparable organizational documents) of each Subsidiary of the Company, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in material violation of any provision of its certificate of incorporation or bylaws.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 150,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). As of the close of business on June 13, 2023 (the “Measurement Date”), (i) 60,716,873 Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no Shares were held by the Company in its treasury, (iv) 1,873,627 Shares were reserved for future issuance pursuant to the Company ESPP, (v) 11,406,303 Shares were subject to or otherwise deliverable in connection with the exercise of outstanding Company Options, (vi) 382,800 Shares were subject to or otherwise deliverable pursuant to outstanding Company RSU Awards and (vii) 659,794 Shares were available for issuance of future awards under all of the Company’s equity plans and arrangements. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, licenses, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”). Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in this Section 3.2(a) or in Section 3.2(a) of the Company Disclosure Letter, as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries. From the Measurement Date through the date of Agreement, no Company Options, Company RSU Awards or awards that may be settled in Shares have been granted and no Shares have been issued, except for Shares issued pursuant to the exercise of Company Options or settlement of Company RSU Awards, in each case in accordance with the terms of the Company Equity Plans.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Company Options, Company RSUs and other similar rights to purchase or receive Shares or similar rights granted under the Company Equity Plans (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, (i) the type of award granted, (ii) the number of Shares subject to such Company Stock Award, (iii) the name of the plan under which such Company Stock Award was granted, (iv) the date of grant, (v) exercise or purchase price, (vi) vesting schedule, and (vii) expiration date thereof.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the First Merger and the other transactions contemplated hereby, including amending the Company’s certificate of incorporation and bylaws as set forth in Section 1.5, subject, in the case of the consummation of the First Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Shares (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent and the Merger Subs, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Mergers (the “Company Board Recommendation”), which resolutions have not been as of the date hereof subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the First Merger or the other transactions contemplated hereby.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) subject to obtaining the Company Stockholder Approval, the certificate of incorporation or bylaws of the Company, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company is a party by which the Company or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b) any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of Nasdaq applicable to the Company or by which the Company or any of its properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Mergers and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other applicable state or federal securities, takeover and “blue sky” laws, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iii) such filings as are required to comply with requirements of Nasdaq, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2021 (the “Lookback Date”) (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied, or, if not yet filed or furnished, shall comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents as of their respective filing dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents complied at the time they were filed in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except as may be indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, individually or in the aggregate, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Lookback Date, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since the Lookback Date, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since the Lookback Date.

(h) Except as set forth in Section 3.6(h) of the Company Disclosure Letter, the Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act, and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to the Company.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, determined, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be set forth on a consolidated balance sheet (or notes thereto) of the Company, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2023 included in the Annual Report on Form 10-K filed by the Company with the SEC on March 9, 2023 (the “Company Audited Balance Sheet”) without giving effect to any amendment thereto filed on or after the date hereof, (b) for liabilities and obligations incurred in the Ordinary Course of Business since January 1, 2023 that are not material to the Company and its Subsidiaries, taken as a whole, and (c) for liabilities and obligations incurred pursuant to the transactions contemplated by this Agreement.

Section 3.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries specifically for inclusion in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company Proxy Statement will not, at the time it is first mailed to the Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company does not make any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Company Proxy Statement based on information supplied in writing specifically for inclusion therein by or on behalf of Parent or the Merger Subs specifically for inclusion therein.

Section 3.9 Absence of Certain Changes or Events. Except as set forth in Section 3.9 of the Company Disclosure Letter, since January 1, 2023 through the date hereof, (a) the Company and its Subsidiaries have conducted their businesses in the Ordinary Course of Business in all material respects; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants applicable to them set forth in Section 5.1.

Section 3.10 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, that, individually or in the aggregate, has had or would be reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity.

Section 3.11 Compliance with Laws. Since the Lookback Date, the Company and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any noncompliance, individually or the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has, during the last three years, (i) received a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by the Company or any of its Subsidiaries of any Law. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect. Except, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, (x) all Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Permit is threatened, (y) all fees and assessments due and payable in connection with the Permits have been timely paid, and (z) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Permits.

Section 3.12 Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan, or if such material Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument or insurance agreement, (ii) the most recent determination or opinion letter of the Internal Revenue Service (the “IRS”), (iii) any summary plan description and summary of material modifications, (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports, and (v) all material, nonroutine notices, letters or other correspondence from any Governmental Entity.

(b) Neither the Company, its Subsidiaries or its ERISA Affiliates has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “multiple employer welfare arrangement” as defined in Section as defined in Section 3(40) of ERISA, or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries, with respect to the Company Plans:

(i) each Company Plan complies in all material respects with its terms and complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable Laws;

(ii) no reportable event, as defined in Section 4043 of ERISA, no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan either have been timely made or have been accrued;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS with respect to such qualification qualified and to the knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter or to result in the loss of the qualified status of such Company Plan; and

(iv) there is no Action (including any investigation, audit or other administrative proceeding) pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(d) The Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986 and the Patient Protection and Affordable Care Act, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation;

(e) Except as otherwise set forth on Section 3.12(e) of the Company Disclosure Letter, none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and similar state and local laws (collectively “COBRA”), and none of the Company, its Subsidiaries or its ERISA Affiliates has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to the Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA; and

(f) With respect to each Company Plan that is not subject exclusively to United States Law (a “Non-U.S. Company Benefit Plan”), except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries: (i) all employer and employee contributions to each Non-U.S. Company Benefit Plan required by applicable Law or by the terms of such Non-U.S. Company Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been timely made properly accrued in accordance with applicable Law; (ii) from and after the Effective Time, such funds, accruals or reserves under the Non-U.S. Company Benefit Plans shall be used exclusively to satisfy benefit obligations accrued under such Non-U.S. Company Benefit Plans or else shall remain or revert to the Company and its Affiliates in accordance with the terms of such Non-U.S. Company Benefit Plan or applicable Law; and (iii) each Non-U.S. Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(g) Except as set forth in Section 3.12(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Mergers will, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries to severance pay or any other similar termination payment or to any other compensatory payment, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any compensation or benefit due any such employee, officer, director or consultant, or (C) directly or indirectly cause the Company or any of its Subsidiaries or ERISA Affiliates to transfer or set aside any assets to fund or otherwise provide for benefits for any individual.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Merger, either alone or in combination with any other event, is reasonably expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. For purposes of this clause (h), no arrangements or agreements entered into with Parent or with any employees, officer, director or other service provider of the Company shall be taken into account to the extent not disclosed by Parent to Company as of the date hereof. There is no agreement, plan or other arrangement to which any of the Company or any of its Subsidiaries is obligated to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(i) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated, documented and maintained in compliance in all material respects with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder.

Section 3.13 Labor Matters.

(a) The Company and its Subsidiaries are and have been during the three years prior to the date of this Agreement in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, discrimination, harassment, immigration control, health and safety, employee and independent contractor classification, information privacy and security, payment and withholding of Taxes and continuation coverage with respect to group health plans. During the three years prior to the date of this Agreement, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b) No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement (a “Labor Agreement” ). To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) To the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate such person’s employment relationship with such entity following the consummation of the transactions contemplated hereby.

(d) During the preceding three years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.

(e) There are no Actions against the Company or any of its Subsidiaries pending, or to the knowledge of the Company, threatened, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, except where such Actions would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries, nor, to the knowledge of the Company, does any basis for such Actions exist

(f) During the preceding three years, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

Section 3.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 3.15 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by them with the appropriate Governmental Entity in compliance with all applicable Laws. Such Tax Returns are true, complete, and correct. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the Ordinary Course of Business consistent with past practice. All Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, to the extent that payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements included in the Company SEC Documents (in accordance with GAAP). The Company’s most recent financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside of the Ordinary Course of Business or otherwise inconsistent with past practice since the date of the Company’s most recent financial statements included in the Company SEC Documents.

(b) The Company and each of its Subsidiaries have (i) withheld and timely remitted to the appropriate Governmental Entity all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any Person (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and non-U.S. Tax Law) and (ii) complied with all information reporting and backup withholding provisions of all applicable Laws.

(c) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) No deficiency for any amount of Taxes that has been proposed, asserted, or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or, to the knowledge of the Company, pending with respect to any Taxes of the Company or any of its Subsidiaries.

(e) No claim has ever been made in writing by any taxing authority in a jurisdiction in which the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is or may be subject to Tax in that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(g) Neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis (other than a group in existence as of the date of this Agreement that is comprised solely of the Company, as parent of the group, and any of its Subsidiaries); (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any comparable provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by, or has any liability under any Tax sharing, allocation, or indemnification agreement or arrangement, other than (A) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (B) any agreement or arrangement solely between or among the Company and/or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) actual or required change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; or (viii) ownership interest in any “passive foreign investment company” within the meaning of the Code.

(i) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(j) Section 3.15(j) of the Company Disclosure Letter sets forth the U.S. federal and applicable state and local income Tax classification of the Company and each of its Subsidiaries, including, with respect to each non-U.S. Subsidiary that is classified as a corporation (or an association taxable as a corporation) for U.S. federal income tax purposes, whether such Subsidiary is classified as a “controlled foreign corporation” within the meaning of the Code or a “passive foreign investment company” within the meaning of the Code.

(k) Neither the Company nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Section 1.6011-4(b) of the Treasury Regulations.

(l) Neither the Company nor any of its Subsidiaries is or has been a party to any transaction or other arrangement that is or will be subject to any adjustment under Section 482 of the Code (or any similar provision of state, local or non-U.S. Tax Law). Each of the Company and its Subsidiaries is in compliance with all applicable transfer pricing Laws and regulations (including, without limitation, Section 482 of the Code and the Treasury Regulations thereunder), including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodologies to the extent required by such Laws.

(m) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(o) The Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

Section 3.16 Contracts.

(a) Except for this Agreement and except as filed with the SEC as an exhibit to any Company SEC Document, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following categories of Contracts, excluding any Company Plans (each such Contract required to be filed as an exhibit to any Company SEC Document or required to be listed in Section 3.16(a) of the Company Disclosure Letter, a “Company Material Contract” ):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract to which the Company or any of its Subsidiaries is a party that (A) restricts the ability of the Company or any of its Subsidiaries to (x) engage in or compete in any business or with any Person or in any geographical area, market or field, (y) transact with any Person or (z) solicit any client or customer, in each case in any manner that is material to the Company or its Subsidiaries, or that would restrict in any material respect Parent or its Subsidiaries following the Closing, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party that restricts in any material respect the business of the Company or any of its Subsidiaries, (C) provides for “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that restricts in any material respect the business of the Company or any of its Subsidiaries, or (D) would require disclosure under Item 404 of Regulation S-K under the Securities Act;

(iii) any Contract which creates or purports to create a dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(iv) any Contract creating, guaranteeing or securing Indebtedness, in each case in excess of $200,000;

(v) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $250,000 or more;

(vi) any Contract that calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $250,000 annually;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations;

(viii) any Contract that is a license agreement, covenant not to sue agreement or coexistence agreement or similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, to which the Company or any of its Subsidiaries is a party and licenses in Intellectual Property owned by a third party or licenses out Intellectual Property owned by the Company or its Subsidiaries or agrees not to assert or enforce Intellectual Property owned by the Company or such Subsidiary, other than license agreements for software that is generally commercially available;

(ix) any Contract that by its terms calls for or otherwise may require royalties, milestone payments or similar contingent payments;

(x) any Contract that contains any “standstill” or similar agreement to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person (not in connection with any strategic alternatives process of the Company);

(xi) any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or expenditure in an amount in excess of $200,000;

(xii) any Contract with any Governmental Entity;

(xiii) any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement;

(xiv) any Contract relating to the employment of, or the performance of services by, any employee or contractor pursuant to which (A) the Company or any of its Subsidiaries is or may become obligated to make any severance, termination, or similar payment to any current or former employee or director; or (B) the Company or any of its Subsidiaries is or may become obligated to make any change in control or similar transaction payments;

(xv) any Contract that is material to the Company’s and its Subsidiaries’ business (A) that relates to the research, testing, clinical trial, development, commercialization, manufacture, marketing, importation, exportation, sale, distribution, supply or license of any Company Product (as defined below) including Contracts with contract manufacturing organizations or contract research organizations, or (B) under which clinical, pre-clinical or non-clinical data relating to any Company Product is or may be generated;

(xvi) any Contract pursuant to which Company or its Subsidiaries exclusively licenses from or to another Person rights to material intellectual property;

(xvii) each Contract that grants any right of first refusal or right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(xviii) each collective bargaining or other labor or works council agreement covering employees of the Company;

(xix) each Contract (other than the Company’s and any of its Subsidiaries’ certificates of incorporation and bylaws (or comparable organizational documents)) between the Company or any of its Subsidiaries, on the one hand, and any director, officer or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Company Plan;

(xx) each Contract expressly limiting or restricting the ability of the Company or its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to pledge their capital stock or other equity interests, (C) to issue any guaranty, (D) to make loans to the Company or its Subsidiaries, or (E) to grant liens on the property of the Company or its Subsidiaries; and

(xxi) each Contract that obligates the Company or its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person, except for (i) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the Ordinary Course of Business, or (ii) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or an employee of the Company not in excess of $500,000 individually;

(b) (i) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where any noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (iii) there is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition, except where any such default, event or condition, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, however, that the foregoing is without limitation to the provisions of Section 3.16(c). The Company has made available to the Company true and complete copies of all Company Material Contracts, including all amendments thereto.

(c) Neither the Company nor any of its Subsidiaries has received any notices seeking (i) to excuse a third party’s nonperformance, or delay a third party’s performance, under existing Company Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify any existing contractual relationships due to COVID-19.

Section 3.17 Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No written notice of cancellation or termination has been received with respect to any such policy. Neither the Company nor any of its Subsidiaries has made any claims on existing insurance policies, including business interruption insurance, as a result of COVID-19.

Section 3.18 Properties.

(a) The Company has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) statutory Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business, (iii) nonexclusive Intellectual Property licenses granted in the Ordinary Course of Business, and (iv) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the applicable Person as currently conducted (“Permitted Liens”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of the Company and its Subsidiaries has complied with the material terms of all leases to which it is a party, and to the knowledge of the Company, all such leases are in full force and effect and neither the lessor under any Lease Agreement nor any of the tenants under any Lease Agreement is in default of any of its obligations under such Lease Agreement. No notice of any default of the lessor under any Lease Agreement has been given or, to the best of Company’s knowledge, is pending, and no tenant has given notice (written or oral) of its intention to vacate its premises upon expiration of its Lease Agreement or otherwise. The rents and additional rents due under the Lease Agreements are actually being paid. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases. All work required to be performed by the lessor under the Lease Agreements has been completed and full payment for such work has been tendered. No tenant allowances are due to the tenants pursuant to the Lease Agreements (other than such as have been paid in full). Each Lease Agreement is the entire agreement between the applicable parties under such Lease Agreement, including all representations and warranties, and there are no other agreements between such parties of any kind. The Company has paid in full all obligations for brokerage commissions and finders’ fees incurred in entering into the Lease Agreements. The Company has delivered true, correct and complete copies of the Lease Agreements (including, without limitation, any and all modifications, extensions and amendments thereto) to Parent. No party has the right or option to purchase the property subject to a Lease Agreement.

(c) Neither the Company nor any of its Subsidiaries owns any real property. Section 3.18(c) of the Company Disclosure Letter sets forth a true and complete list of all real property leased by or for the benefit of the Company or any of its Subsidiaries (the “Lease Agreements”).

This Section 3.18 does not relate to Intellectual Property, which is the subject of Section 3.19.

Section 3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth (i) a true and complete list of all Company Intellectual Property; (ii) the jurisdiction in which such item of Company Intellectual Property has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership interest in such item of Company Intellectual Property and the nature of such ownership interest. Each of the patents included in the Company Intellectual Property that are owned solely by the Company (and, to the Company’s knowledge, with respect to any co-owned patents), properly identifies by name each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such patent is issued or a patent application is pending. No Company Intellectual Property is involved in any litigation, interference, reissue, reexamination, opposition, post-grant review, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Intellectual Property. All Company Intellectual Property is owned or co-owned by the Company or one its Subsidiaries free and clear of all Liens. Neither the Company nor any of its Subsidiaries has received any written notice or claim hereof challenging the validity or enforceability of any Company Intellectual Property.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth (i) a true and complete list of all Company-Licensed Intellectual Property; (ii) the jurisdiction in which such item of Company-Licensed Intellectual Property has been registered or filed and the applicable registration or serial number; and (iii) the Third Party-Licensor of such Company-Licensed Intellectual Property. Except as set forth in Section 3.19(b) of the Company Disclosure Letter, the Company has valid licenses to each item of Company-Licensed Intellectual Property to the extent necessary for the conduct of the Company’s business as currently conducted (each such licensor a “Third-Party Licensor”). To the Company’s knowledge, each respective Third-Party Licensor was in possession of rights sufficient to convey to the Company the rights in the Company-Licensed Intellectual Property at the time such rights were conveyed by that Third-Party Licensor. To the Company’s knowledge, no Person has asserted any written challenge to the right, title or interest of the Company in, to or under the Company-Licensed Intellectual Property. To the Company’s knowledge, no Person has asserted any written challenge to the right, title or interest of the Third-Party Licensor, in, to or under the Company-Licensed Intellectual Property. To the Company’s knowledge, no Person has asserted any written challenge to the patentability, validity, enforceability or claim construction of any patents owned or co-owned by the Third-Party Licensor that are part of the Company-Licensed Intellectual Property. Except as set forth in Section 3.19(b) of the Company Disclosure Letter, to the Company’s knowledge there is not now and has not been at any time in the past three years a pending or threatened, claim, suit, proceeding, opposition, cancellation, or objection by any Person contesting the Company’s or, to the Company’s knowledge, the Third-Party Licensor’s, ownership in, or right to practice, the Company-Licensed Intellectual Property. Except as set forth in Section 3.19(b) of the Company Disclosure Letter, to the Company’s knowledge the Company-Licensed Intellectual Property are not subject to any outstanding order, award, settlement or agreement adversely affecting the Company’s or, to the Company’s knowledge, the Third-Party Licensor’s use of or rights to any Company-Licensed Intellectual Property, including the Company’s or, to the Company’s knowledge, the Third-Party Licensor’s ability to transfer or license such Company-Licensed Intellectual Property. To the Company’s knowledge, there are no facts or circumstances in existence as of the date hereof that would reasonably be expected to serve as a basis for any such claim, suit, proceeding, opposition, cancellation or objection that, if adversely determined, would have a material effect on the Company or its business as currently conducted or as proposed to be conducted. The consummation of the transactions contemplated by this Agreement will not violate or conflict with any provision under any contract regarding the assignment or, to the Company’s knowledge, other transfer of any license granted to the Company to use any Company-Licensed Intellectual Property that is material to the conduct of the Company’s business. Except with respect to the Intellectual Property Contracts and the agreements listed in Section 3.19(b) of the Company Disclosure Letter, the Company is not obligated under any contract or other agreement to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property, other than with respect to commercially available “off-the-shelf” software, “click-through” software, “shrink-wrap” software or other commercially available software made available on standard terms. Except as set forth in Section 3.19(b) of the Company Disclosure Letter, the Company will be permitted to exercise all of the Company’s rights under the Intellectual Property Contracts immediately following the Closing to the same extent the Company would have been able to immediately prior to the Closing, without the payment of any additional funds other than ongoing fees, royalties or payments that the Company would otherwise be required to pay.

(c) Except as set forth in Section 3.19(c) of the Company Disclosure Letter, the Company has good, valid, unexpired and enforceable title (free and clear of all Liens) or otherwise possesses the valid right to use, all material Company Intellectual Property. To the Company’s knowledge, there is not any United States Intellectual Property owned by any third party that (i) is valid and enforceable; (ii) is required by the Company to conduct its business as currently conducted or as proposed to be conducted; and (iii) the Company is not currently authorized to use.

(d) Except as set forth in Section 3.19(d) of the Company Disclosure Letter, to the Company’s knowledge, the Company’s business as currently conducted does not infringe upon or misappropriate any Intellectual Property rights of others. In the past three years, no Person has asserted any written claim to the Company (or to the Company’s knowledge, any oral claim) (i) challenging or questioning the Company’s right, interest or title in any of the Company Intellectual Property or that is Company-Licensed Intellectual Property that is material to the Company; (ii) alleging infringement or misappropriation of any Company Intellectual Property or Company-Licensed Intellectual Property; or (iii) alleging that any of the Company Intellectual Property or Company-Licensed Intellectual Property that is material to the Company is invalid or unenforceable. None of the Company Intellectual Property material to the Company is subject to any pending or outstanding directive, order or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such material Company Intellectual Property by the Company, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any such Company Intellectual Property. To the Company’s knowledge, no Company-Licensed Intellectual Property is subject to any pending or outstanding order or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Company-Licensed Intellectual Property by the Company, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Company-Licensed Intellectual Property. To the Company’s knowledge, no Person is currently or has infringed or misappropriated any Company Intellectual Property.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (alone or in combination with any other event), and the compliance with the provisions of this Agreement do not and will not conflict with, alter, or impair, any of the rights of the Company in any Company Intellectual Property or the validity, enforceability, use, right to use, ownership, priority, duration, scope, or effectiveness of any material Company Intellectual Property. The Company is not bound by, and no Company Intellectual Property or Company-Licensed Intellectual Property that is material to the Company is subject to, any contract containing any covenant or other provision that limits or restricts the ability of the Company to use, exploit, assert, enforce, transfer or license any material Company Intellectual Property anywhere in the world, other than the Intellectual Property Contracts set forth in Section 3.19(e) of the Company Disclosure Letter.

(f) Except as set forth in Section 3.19(f) of the Company Disclosure Letter, no government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any material Company Intellectual Property. Except as set forth in Section 3.19(f) of the Company Disclosure Letter, no Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect the Company’s rights in the Company Intellectual Property.

(g) Each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality, secrecy, unauthorized disclosure, and value of its trade secrets and other technical information.

(h) Each service provider (including employees) who, in the course of the services provided to the Company or its Subsidiaries by such service provider, has been involved in the development of material Intellectual Property owned by the Company or its Subsidiaries, has executed a valid and enforceable agreement assigning to the Company or the relevant Subsidiary all such Intellectual Property developed by the respective service provider (an “Company IP Assignment Agreement” ), except to the extent that enforceability may be subject to, and limited by the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium, receivership or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity. To the Company’s knowledge, no service provider (A) has any right, license, claim or interest whatsoever in or with respect to any Intellectual Property owned by the Company or (B) is in default or breach of any term of any consulting agreement, non-disclosure agreement, Company IP Assignment Agreement or similar agreement or contract, or any institutional policy or practice, relating in any way to the protection, ownership, development, use or transfer of Intellectual Property owned by the Company or its Subsidiaries. Except as set forth in Section 3.19(h) of the Company Disclosure Letter, no governmental body or academic institution has any right to, ownership of, or right to royalties for any Company Intellectual Property that is owned by the Company.

Section 3.20 Privacy and Data Security.

(a) The Company and its Subsidiaries are, and at all times in the past three years have been, in compliance in all material respects with all (i) applicable Information Privacy and Security Laws; (ii) published policies or notices relating to the Company’s and its Subsidiaries’ collection, use, storage, disclosure, processing, handling, protection, or cross-border transfer (“Processing”) of Personal Information; (iii) terms of any Contracts to which the Company and/or any of its Subsidiaries are bound; and (iv) industry standards and/or codes-of-conduct to which the Company and/or any of its Subsidiaries are legally bound relating to the Company’s or any of its Subsidiaries’ Processing of Personal Information (collectively, “Privacy Requirements”).

(b) Neither the Company nor any of its Subsidiaries has received any subpoenas, demands, or other written notices from any Governmental Entity or other entity investigating, inquiring into, or otherwise relating to any actual or potential violation of any Information Privacy and Security Laws. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is under investigation by any Governmental Entity or other entity for any actual or potential violation of any Information Privacy and Security Laws.

(c) The Company and its Subsidiaries have each taken commercially reasonable steps, materially compliant with applicable Privacy Requirements, designed to protect (i) the operation, confidentiality, integrity, and security of the Company’s and its Subsidiaries’ software, systems, and websites (“IT Assets”) that are involved in the Processing of Personal Information, and (ii) Personal Information in the Company’s or any of its Subsidiaries’ possession and/or control from unauthorized use, access, disclosure, deletion, and/or modification.

(d) To the Company’s knowledge, neither the Company nor any of its Subsidiaries has experienced any failures; crashes; security incidents; data breaches; unauthorized access, use, or disclosure; or other adverse events or incidents related to Personal Information that would require notification of individuals, law enforcement, any Governmental Entity, customers, vendors, or any others under any applicable Privacy Requirements. The Company has not received written notice of any complaints, Actions, fines, or other penalties facing the Company or any of its Subsidiaries in connection with any such failures; crashes; security incidents; data breaches; unauthorized access, use, or disclosure; or other adverse events or incidents.

(e) To the extent required by applicable Information Privacy and Security Laws, the Company and each of its Subsidiaries have obligated all of their applicable vendors and data processors authorized to process Personal Information on behalf of the Company or any of its Subsidiaries, including, without limitation, contract research organizations and clinical investigators, to be bound by contractual terms relating to the protection and Processing of Personal Information; and neither the Company nor any of its Subsidiaries is aware of any violations of such contractual obligations.

(f) To the Company’s knowledge, the Personal Information in the possession, custody, and/or control of the Company and each of its Subsidiaries can be transferred as part of the Mergers and the other transactions contemplated by this Agreement, and can be used after the Closing in a manner substantially the same as currently used by the Company and its applicable Subsidiaries.

Section 3.21 Health Care Regulatory Matters.

(a) The Company, and to the knowledge of the Company, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, contract development and manufacturing organizations, contract packagers, contract research organizations, consultants, service providers, suppliers, distributors, and third-party logistics providers are, and since the Lookback Date were, in material compliance with all health care laws to the extent applicable to the Company or any of its product candidates or activities, including, but not limited to the following: the Federal Food, Drug & Cosmetic Act (“FDCA”); the Public Health Service Act (42 U.S.C. § 201 et seq.) including the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); the government health care exclusion laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); the Inflation Reduction Act (Pub. L. No. 117-169 (2022)); any applicable regulations promulgated pursuant to such Laws; any applicable guidance promulgated or adopted by FDA; and any other state, federal or ex-U.S. laws, accreditation standards, or regulations governing nonclinical or clinical research, manufacturing, development, testing, labeling, promotion, advertising, marketing or distribution of drug or biological products, kickbacks, patient or program charges, record-keeping, claims processing, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care, clinical laboratory or diagnostic products or services (collectively, “Health Care Laws”). To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any violation of any Health Care Laws.

(b) Since the Lookback Date, neither the Company nor, to the knowledge of the Company, any officer, director, employee, agent or contractor, or any other person engaged by or having a relationship with the Company, is, nor has been, a party to any corporate integrity agreements, individual integrity agreement, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity. Between January 1, 2020 and the date of this Agreement, Company has not been subject to any type of investigation that is pending by the FDA, the Department of Health and Human Services Officer of Inspector General or the Department of Justice pursuant to any Health Care Laws.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to Company Products, including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a Permit required or provided under Health Care Laws.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company have been, and if still pending are being, conducted in material compliance with research protocols, informed consents, and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations pertaining to good clinical practices and good laboratory practices at 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 314. No clinical trial conducted by or on behalf of the Company has been conducted using any clinical investigators or personnel who have been disqualified, debarred or excluded from healthcare programs. No clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, nor has any such clinical trial been subject to a partial or full clinical hold, and no Governmental Entity nor any clinical investigator who has participated or is participating in, nor any institutional review board that has or has had jurisdiction over has terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws, their implementing regulations and good clinical practices. The Company has not identified or received notice of instances or allegations of research misconduct (defined as falsification, fabrication or plagiarism in proposing, performing, or reviewing research, or in reporting research results, as those terms are defined in 42 C.F.R. Part 93) involving research conducted by, or on behalf of the Company, that could compromise or affect the integrity, reliability, completeness, or accuracy of the data collected in such research, or the rights, safety, or welfare of the research subjects.

(e) All manufacturing and packaging operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations, including in 21 C.F.R. Parts, 210, 211, 600 and 610 and all comparable foreign regulatory requirements of any Governmental Entity.

(f) Since the Lookback Date, neither the Company, nor, to the knowledge of the Company, its agents, contract research organizations, contract manufacturers, or contract packagers, has received written notice of any pending or threatened Action from any Governmental Entity alleging that any operation or activity of the Company is in material violation of any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, Form FDA 483, FDA Warning Letter or Untitled Letter, or any Action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form FDA 483 observations, or comparable findings from other Governmental Entities listed in Section 3.21(f) of the Company Disclosure Letter have been resolved and closed out to the satisfaction of the applicable Governmental Entity. To the knowledge of the Company, the Company is not under investigation by any Governmental Entity for a violation of HIPAA or the Federal Privacy and Security Regulations. The Company has not received any written notices from the United States Department of Health and Human Services Office of Civil Rights relating to any such violations.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, clinical trials or research, or distribution relating to the Company Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any adverse events relating to the Company Products that have been reported or were required to be reported to FDA or other Governmental Entity (“Company Safety Notices”) and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Company Safety Notice that affects the overall benefit/risk profile of the Company Products. The Company is and has been in material compliance with all safety reporting requirements applicable to Company Products including, but not limited to, reports required by applicable Health Care Laws, including 21 C.F.R. Part 312.

(h) There are no unresolved Company Safety Notices, and to the knowledge of the Company, there are no facts that would be reasonably likely to result in a material Company Safety Notice or a termination or suspension of developing and testing of any of the Company Products. Except as set forth in Section 3.21(h) of the Company Disclosure Letter, to the knowledge of the Company, there are no unresolved audits or inspections of the Company’s contract manufacturers, contract development and manufacturing organizations, contract packagers, contract research organizations, consultants, service providers, or other entities providing services to the Company, and no open corrective or preventative actions resulting from audits or inspections of such entities.

(i) Neither the Company, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). To the knowledge of the Company, none of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j) All written reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such written reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k) Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has committed any act, made any statement or failed to make any statement that violates the Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the False Claims Act, 31 U.S.C. § 3729, other Health Care Laws, or any other similar federal, state, or ex-U.S. Law applicable in the jurisdictions in which the Company Products are sold or intended to be sold.

(l) Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. Neither the Company nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 3.22 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Mergers and the other transactions contemplated hereby. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby.

Section 3.23 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.24 Related-Party Transactions. Except as set forth in Section 3.24 of the Company Disclosure Letter, no present or former director, executive officer, stockholder, partner, member, employee or Affiliate of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Company Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (a “Company Affiliate Transaction”) that has not been so disclosed. Any Company Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company in a similar transaction with an unaffiliated third party. Except as set forth in Section 3.24 of the Company Disclosure Letter, no Company Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

Section 3.25 Foreign Corrupt Practices Act. In the last five years, neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees, in each case while acting for or on behalf of the Company or any of its Subsidiaries) has (a) used offered, promised or authorized the use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity or any direct or indirect unlawful payments to any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), (b) violated any provision of the FCPA, (c) established or maintained any unlawful fund of corporate monies or other properties or (d) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature (including the provision of anything of value) to any “foreign official” (as such term is defined in the FCPA).

Section 3.26 Brokers. No broker, investment banker, financial advisor or other Person, other than Wedbush Securities Inc. (“Wedbush”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 3.27 Opinion of Financial Advisor. The Company has received the opinion of Wedbush dated the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, to the effect that, as of such date, the Merger Consideration to be received pursuant to First Merger is fair, from a financial point of view, to the holders of Shares, a signed true and complete copy of which opinion letter has been or will promptly be provided to the Company. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement.

Section 3.28 No Other Representations or Warranties; No Reliance; Waiver. Except for the representations and warranties contained in Article IV or in any certificate delivered pursuant to this Agreement, the Company acknowledges that none of Parent, the Merger Subs nor any other Person on behalf of Parent or the Merger Subs (collectively, the “Parent Related Persons”) makes any other express or implied representation or warranty with respect to Parent or the Merger Subs with respect to any other information provided to the Company or any other Person on behalf of the Company (collectively, “Company Related Persons”) in connection with the transactions contemplated by this Agreement or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), or any component of the foregoing, or any other forward looking information, of Parent, the Merger Subs (including any such projections or forecasts provided or made available to the Company or Company Related Person in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and no Company Related Person has relied on any information or statements made or provided (or not made or provided) to any Company Related Person other than the representations and warranties of Parent and the Merger Subs expressly set forth in Article IV of this Agreement (as qualified by the Parent Disclosure Letter) and any certificate delivered pursuant to Section 6.2(c).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except (a) as disclosed in the Parent SEC Documents filed and publicly available after January 1, 2022 but at least one Business Day prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward- looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the corresponding section or subsection of the Disclosure Letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), Parent and the Merger Subs represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent and its Subsidiaries (including the Merger Subs) (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, in each of clauses (i), (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has previously made available to the Company true and complete copies of each of Parent and the Merger Subs certificate of incorporation and bylaws (or comparable organizational documents) and the certificate of incorporation and bylaws (or comparable organizational documents) of each Subsidiary of Parent, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor the Merger Subs are in material violation of any provision of its certificate of incorporation or bylaws (or comparable organizational documents).

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of the close of business on the Measurement Date, (i) 94,438,728 shares of Parent Common Stock were issued and outstanding (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) 2,850,445 shares of Parent Common Stock were reserved for future issuance pursuant to Parent’s 2014 Employee Stock Purchase Plan (the “Parent ESPP”), (iv) no Shares were reserved for issuance pursuant to outstanding stock options issued under Parent’s 2014 Equity Incentive Plan and the 2016 Employment Commencement Incentive Plan (the “Parent Equity Plans” ), (v) 26,701,737 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding option awards and restricted stock units issued under the Parent Equity Plans and (vi) 1,986,449 shares of Parent Common Stock were available for issuance of future awards under the Parent Equity Plans. No shares of Parent’s preferred stock were issued and outstanding as of the Measurement Date. All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 4.2(a), as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries. The shares of Parent Common Stock to be issued pursuant to the First Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b) The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding, all of which shares are beneficially owned by Parent.

(c) Immediately prior to the Effective Time, the aggregate Upfront Consideration to be issued in Parent Common Stock pursuant to Section 2.1 shall represent not more than 19.9% of the aggregate Parent Common Stock outstanding immediately prior to the Effective Time.

Section 4.3 Subsidiaries. Section 4.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4 Authority.

(a) Each of Parent and the Merger Subs have all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the CVR Agreement, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the CVR Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to approve this Agreement, to approve the CVR Agreement or to consummate the Mergers and the other transactions contemplated hereby and by the CVR Agreement. This Agreement and the CVR Agreement has been duly executed and delivered by Parent and the Merger Subs and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and the Merger Subs, enforceable against each of Parent and the Merger Subs in accordance with their terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Parent Board at a meeting duly called and held at which all directors were present, duly and, unanimously adopted resolutions (a) determining that the terms of this Agreement, the CVR Agreement and the transactions contemplated hereby and thereby, including the Mergers, are fair to, and in the best interests of, Parent and its stockholders, (b) determining that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and the CVR Agreement, (c) approving the execution and delivery by Parent of this Agreement and the CVR Agreement, the performance by Parent of its covenants and agreements contained herein and therein, and the consummation of the Mergers and (d) approving the issuance of Parent Common Stock issuable pursuant to this Agreement in the Mergers.

(c) No corporate proceedings or vote or consent of the holders of any class or series of capital stock of Parent or the Merger Subs (other than the consent of Parent in its capacity as the sole stockholder of Merger Sub I and as the sole member of Merger Sub II) or similar action on the part of Parent or the Merger Subs (other than the consent of Parent) are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby, including the issuance of Parent Common Stock issuable pursuant to this Agreement in the Mergers.

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement and the CVR Agreement by each of Parent and the Merger Subs do not, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by each of Parent and the Merger Subs with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent, the Merger Subs or any of their Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the certificate of incorporation or bylaws of Parent (or similar organizational documents), or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Parent (including the Merger Subs), (ii) any material Contract to which Parent or the Merger Subs are a party by which Parent, the Merger Subs or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or the Merger Subs or by which Parent, the Merger Subs or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or the Merger Subs in connection with the execution, delivery and performance of this Agreement by Parent and the Merger Subs or the consummation by Parent and the Merger Subs of the Mergers and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities, takeover and “blue sky” laws, (ii) the filing of the Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State as required by the DGCL and Delaware LLC Act, as applicable, (iii) such filings as are required to comply with the requirements of Nasdaq, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since the Lookback Date (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied, or, if not yet filed or furnished, shall comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, were prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, individually or in the aggregate, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Lookback Date, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Since the Lookback Date, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) to the knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. Parent has made available to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Parent and any of its Subsidiaries, on the other hand, occurring since the Lookback Date.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act, and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

Section 4.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, determined, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be set forth on a consolidated balance sheet (or notes thereto) of Parent, except (a) to the extent accrued or reserved against in the audited and consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2023 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 6, 2023 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the Ordinary Course of Business since January 1, 2023 that are not material to Parent and its Subsidiaries, taken as a whole, and (c) and (c) for liabilities and obligations incurred pursuant to the transactions contemplated by this Agreement and the CVR Agreement.

Section 4.8 Certain Information. None of the information supplied or to be supplied by Parent and its Subsidiaries specifically for inclusion in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Parent and its Subsidiaries specifically for inclusion in the Company Proxy Statement will, at the time the Company Proxy Statement is first mailed to the Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, neither Parent nor the Merger Subs makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Company Proxy Statement based on information supplied in writing specifically for inclusion therein by or on behalf of the Company.

Section 4.9 Absence of Certain Changes or Events. Except as set forth in Section 4.9 of the Parent Disclosure Letter, since January 1, 2023 through the date hereof, (a) Parent and its Subsidiaries have conducted their businesses in the Ordinary Course of Business in all material respects; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; (c)

neither Parent nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants applicable to them set forth in Section 5.2.

Section 4.10 Litigation. There is no Action pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, that, individually or in the aggregate, has had or would be reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.11 Compliance with Laws. Since the Lookback Date, Parent and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any noncompliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has, during the last three years (i) received, since the Lookback Date, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by Parent or any of its Subsidiaries of any Law. Parent and each of its Subsidiaries have in effect all Permits of all Governmental Entities necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect. Except, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect, (x) all Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Permit is threatened, (y) all fees and assessments due and payable in connection with the Permits have been timely paid, and (z) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all Parent Permits. Related-Party Transactions.

Section 4.12 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by them with the appropriate Governmental Entity in compliance with all applicable Laws. Such Tax Returns are true, complete, and correct. Neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the Ordinary Course of Business consistent with past practice. All Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, to the extent that payment is not yet due, Parent has made an adequate provision for such Taxes in Parent’s financial statements included in the Parent SEC Documents (in accordance with GAAP). Parent’s most recent financial statements included in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by Parent and its Subsidiaries through the date of such financial statements. Neither Parent nor any of its Subsidiaries has incurred any liability for Taxes outside of the Ordinary Course of Business or otherwise inconsistent with past practice since the date of Parent’s most recent financial statements included in the Parent SEC Documents.

(b) Parent and each of its Subsidiaries have (i) withheld and timely remitted to the appropriate Governmental Entity all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any Person (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and non-U.S. Tax Law) and (ii) complied with all information reporting and backup withholding provisions of all applicable Laws.

(c) No Liens for Taxes exist with respect to any assets or properties of Parent or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) No deficiency for any amount of Taxes that has been proposed, asserted, or assessed in writing by any taxing authority against Parent or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Parent or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or, to the knowledge of Parent, pending with respect to any Taxes of Parent or any of its Subsidiaries.

(e) Neither Parent nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Section 1.6011-4(b) of the Treasury Regulations.

(f) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

Section 4.13 Benefit Plans. Each Parent Plan complies in all material respects with its terms and complies in form and operation with the applicable provisions of ERISA and the Code and all other applicable Laws.

Section 4.14 Material Contracts.

(a) Except for this Agreement and except as filed with the SEC as an exhibit to any Parent SEC Document, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or is bound by any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S K under the Securities Act (a “Parent Material Contract”):

(b) (i) Each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (ii) Parent and each of its Subsidiaries, and, to the knowledge of Parent, each other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract, except where any noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (iii) there is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition, except where any such default, event or condition, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries has received any notices seeking (i) to excuse a third party’s nonperformance, or delay a third party’s performance, under existing Parent Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify any existing contractual relationships due to COVID-19.

Section 4.15 Insurance. Parent and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent operates.

Section 4.16 Properties. Parent has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) statutory Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of Parent in accordance with GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business, (iii) nonexclusive Intellectual Property licenses granted in the Ordinary Course of Business, and (iv) any Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted). Neither Parent nor any of its Subsidiaries owns any real property.

This Section 4.16 does not relate to Intellectual Property, which is the subject of Section 4.17

Section 4.17 Intellectual Property.

(a) All Parent Intellectual Property is controlled by Parent or one its Subsidiaries who have good, valid, unexpired and enforceable title to (free and clear of all Liens), or otherwise possesses the valid right to use, all material Parent Intellectual Property, except as set forth in Section 4.17(a) of the Parent Disclosure Letter. To Parent’s knowledge, no Person has asserted any written challenge to the right, title or interest of Parent or any of its Subsidiaries in, to or under the Parent Intellectual Property. Except as set forth in Section 4.17(a) of the Parent Disclosure Letter, no Parent Intellectual Property is involved in any litigation, interference, reissue, reexamination, opposition, post-grant review, cancellation or similar proceeding and, to the knowledge of Parent, no such action is or has been threatened with respect to any of the Parent Intellectual Property. Neither Parent nor any of its Subsidiaries has received any written notice or claim hereof challenging the validity or enforceability of any Parent Intellectual Property. None of the Parent Intellectual Property that is controlled by Parent or any of its Subsidiaries and material to Parent or any of its Subsidiaries is subject to any pending or outstanding directive, order or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such material Parent Intellectual Property by Parent or any of its Subsidiaries, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any such Parent Intellectual Property.

(b) To Parent’s knowledge, there is not any Intellectual Property owned by any third party that (i) is valid and enforceable; (ii) is required by Parent or any of its Subsidiaries to conduct its business as currently conducted or as proposed to be conducted; and (iii) Parent or any of its Subsidiaries is not currently authorized to use. Except as set forth in Section 4.17(b) of the Parent Disclosure Letter, Parent has valid licenses to each item of Parent-Licensed Intellectual Property to the extent necessary for the conduct of Parent’s or any of its Subsidiaries’ business as currently conducted (each such licensor a “Parent Third-Party Licensor”). To Parent’s knowledge, each respective Parent Third-Party Licensor was in possession of rights sufficient to convey to Parent the rights in the Parent-Licensed Intellectual Property at the time such rights were conveyed by that Parent Third-Party Licensor. To Parent’s knowledge, no

Person has asserted any written challenge to the right, title or interest of Parent or Parent Third-Party Licensor in, to or under the Parent-Licensed Intellectual Property. To Parent’s knowledge, no Person has asserted any written challenge to the patentability, validity, enforceability or claim construction of any Patents controlled by the Parent Third-Party Licensor that are part of the Parent-Licensed Intellectual Property. Except as set forth in Section 4.17(b) of the Parent Disclosure Letter, to Parent’s knowledge there is not now and has not been at any time in the past three years a pending or threatened, claim, suit, proceeding, opposition, cancellation, or objection by any Person contesting Parent’s or, to Parent’s knowledge, the Parent Third-Party Licensor’s, ownership in, or right to practice, the Parent-Licensed Intellectual Property.

(c) To Parent’s knowledge, neither Parent’s nor its Subsidiaries’ business as currently conducted does and will (based on the manner in which Parent’s or its Subsidiaries’ business is as proposed to be conducted as of the date hereof) infringe upon or misappropriate any Intellectual Property rights of others. To Parent’s knowledge, no Person is currently or has infringed or misappropriated any Parent Intellectual Property or Parent-Licensed Intellectual Property.

(d) Each of Parent and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality, secrecy, unauthorized disclosure, and value of its trade secrets and other technical information.

(e) Except as set forth in Section 4.17(e) of the Parent Disclosure Letter, no government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any material Parent Intellectual Property that is controlled by Parent or its Subsidiaries and no governmental body or academic institution has any right to, ownership of, or right to royalties for any such Parent Intellectual Property. Except as set forth in Section 4.17(e) of the Parent Disclosure Letter, no Person who was involved in, or who contributed to, the creation or development of any Parent Intellectual Property that is controlled by Parent or its Subsidiaries, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Parent’s or its Subsidiaries’ rights in the Parent Intellectual Property.

(f) Each service provider (including employees) who, in the course of the services provided to Parent or its Subsidiaries by such service provider, has been involved in the development of material Intellectual Property controlled by Parent or its Subsidiaries, has executed a valid and enforceable agreement assigning to Parent or the relevant Subsidiary all such Intellectual Property developed by the respective service provider (an “Parent IP Assignment Agreement”), except to the extent that enforceability may be subject to, and limited by the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium, receivership or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity. To Parent’s knowledge, no service provider (A) has any right, license, claim or interest whatsoever in or with respect to any Intellectual Property controlled by Parent or its Subsidiaries or (B) is in default or breach of any term of any consulting agreement, non-disclosure agreement, Parent IP Assignment Agreement or similar agreement or contract, or any institutional policy or practice, relating in any way to the protection, ownership, development, use or transfer of Intellectual Property controlled by Parent or its Subsidiaries.

Section 4.18 Privacy and Data Security.

(a) Parent and its Subsidiaries are, and at all times in the past three years have been, in compliance in all material respects with all (i) applicable Information Privacy and Security Laws; (ii) published policies or notices relating to Parent’s and its Subsidiaries’ Processing of Personal Information; (iii) terms of any Contracts to which Parent and/or any of its Subsidiaries are bound; and (iv) industry standards and/or codes-of-conduct to which Parent and/or any of its Subsidiaries are legally bound relating to Parent or any of its Subsidiaries’ Privacy Requirements.

(b) Neither Parent nor any of its Subsidiaries has received any subpoenas, demands, or other written notices from any Governmental Entity or other entity investigating, inquiring into, or otherwise relating to any actual or potential violation of any Information Privacy and Security Laws. To Parent’s knowledge, neither Parent nor any of its Subsidiaries is under investigation by any Governmental Entity or other entity for any actual or potential violation of any Information Privacy and Security Laws.

(c) Parent and its Subsidiaries have each taken commercially reasonable steps, materially compliant with applicable Privacy Requirements, designed to protect (i) the operation, confidentiality, integrity, and security of Parent’s and its Subsidiaries’ IT Assets that are involved in the Processing of Personal Information, and (ii) Personal Information in Parent or any of its Subsidiaries’ possession and/or control from unauthorized use, access, disclosure, deletion, and/or modification.

(d) To Parent’s knowledge, neither Parent nor any of its Subsidiaries has experienced any failures; crashes; security incidents; data breaches; unauthorized access, use, or disclosure; or other adverse events or incidents related to Personal Information that would require notification of individuals, law enforcement, any Governmental Entity, customers, vendors, or any others under any applicable Privacy Requirements. Parent has not received written notice of any complaints, Actions, fines, or other penalties facing Parent or any of its Subsidiaries in connection with any such failures; crashes; security incidents; data breaches; unauthorized access, use, or disclosure; or other adverse events or incidents.

(e) To the extent required by applicable Information Privacy and Security Laws, Parent and each of its Subsidiaries have obligated all of their applicable vendors and data processors authorized to process Personal Information on behalf of Parent or any of its Subsidiaries, including, without limitation, contract research organizations and clinical investigators, to be bound by contractual terms relating to the protection and Processing of Personal Information; and neither Parent nor any of its Subsidiaries is aware of any violations of such contractual obligations.

(f) To Parent’s knowledge, the Personal Information in the possession, custody, and/or control of Parent and each of its Subsidiaries can be transferred as part of the Mergers and the other transactions contemplated by this Agreement, and can be used after the Closing in a manner substantially the same as currently used by Parent and its applicable Subsidiaries.

Section 4.19 Health Care Regulatory Matters.

(a) Parent and each of its Subsidiaries, and to the knowledge of Parent, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, contract development and manufacturing organizations, contract packagers, contract research organizations, consultants, service providers, suppliers, distributors, and third-party logistics providers are, and during the last three years were, in material compliance with all Health Care Laws.

(b) Since the Lookback Date, neither Parent and each of its Subsidiaries nor, to the knowledge of Parent, any officer, director, employee, agent or contractor, or any other person engaged by or having a relationship with Parent and any of its Subsidiaries, is, nor has been, a party to any corporate integrity agreements, individual integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity. Between January 1, 2020 and the date of this Agreement, Parent and each of its Subsidiaries have not been subject to any type of investigation that is pending by the FDA, the Department of Health and Human Services Officer of Inspector General or the Department of Justice pursuant to any Health Care Laws.

(c) All advertising and promotion for Parent Products is and has been in material compliance with applicable Health Care Laws.

(d) All manufacturing and packaging operations conducted by or, to the knowledge of Parent, for the benefit of Parent and each of its Subsidiaries have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s cGMP regulations, including in 21 C.F.R. Parts 210, 211, 600 and 610 and all comparable foreign regulatory requirements of any Governmental Entity.

(e) Since the Lookback Date, neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, its agents, contract research organizations, contract manufacturers, or contract packagers, has received written notice of any pending or threatened Action from any Governmental Entity alleging that any operation or activity of Parent or any of its Subsidiaries is in material violation of any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, Form FDA 483, FDA Warning Letter or Untitled Letter, or any Action by a Governmental Entity relating to any Health Care Laws. Except as otherwise disclosed in Section 4.19(e) of the Parent Disclosure Letter, all Warning Letters, Form FDA 483 observations, or comparable findings from other Governmental Entities listed in Section 4.19(e) of the Parent Disclosure Letter have been resolved and closed out to the satisfaction of the applicable Governmental Entity. To the knowledge of Parent, none of Parent or any of its Subsidiaries is not under investigation by any Governmental Entity for a violation of HIPAA or the Federal Privacy and Security Regulations. None of Parent or any of its Subsidiaries has not received any written notices from the United States Department of Health and Human Services Office of Civil Rights relating to any such violations.

(f) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, clinical trials or research, or distribution relating to the Parent Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy or regulatory compliance of the Parent Products, or any adverse events relating to the Parent Products that have been reported or were required to be reported to FDA or other Governmental Entity (“Parent Safety Notices”). Parent and each of its Subsidiaries is and has been in material compliance with all safety reporting requirements applicable to Parent Products including, but not limited to, reports required by applicable Health Care Laws, including 21 C.F.R. Part 312.

Section 4.20 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Parent Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Mergers and the other transactions contemplated hereby. No other Takeover Laws or any similar anti-takeover provision in the Parent’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby.

Section 4.21 Related Party Transactions. No present or former director, executive officer, stockholder, partner, member, employee or Affiliate of Parent or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Parent Related Party”), is a party to any Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (a “Parent Affiliate Transaction”) that has not been so disclosed. Any Parent Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to Parent or any of its

Subsidiaries as would have been obtainable by Parent in a similar transaction with an unaffiliated third party. No Parent Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of Parent or any of its Subsidiaries, or any organization which has a Contract with Parent or any of its Subsidiaries.

Section 4.22 Foreign Corrupt Practices Act. In the last five years, neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, their respective directors, executives, representatives, agents or employees, in each case while acting for or on behalf of Parent or any of its Subsidiaries), has, directly or indirectly, (a) used, offered, promised or authorized the use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity or any direct or indirect unlawful payments to any “foreign official” (as such term is defined in the FCPA), (b) violated any provision of the FCPA, (c) established or maintained any unlawful fund of corporate monies or other properties or (d) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature (including the provision of anything of value) to any “foreign official” (as such term is defined in the FCPA).

Section 4.23 Brokers. No broker, investment banker, financial advisor or other Person, other than Truist Securities, Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or the Merger Subs.

Section 4.24 Merger Subs. Merger Sub I and Merger Sub II were formed solely for the purpose of engaging in the Mergers and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 4.25 No Other Representations or Warranties; No Reliance; Waiver. Except for the representations and warranties contained in Article III or in any certificate delivered pursuant to this Agreement, each of Parent and the Merger Subs acknowledges that the Company nor any Company Related Persons makes any other express or implied representation or warranty with respect to the Company with respect to any other information provided to either Parent or the Merger Subs or any Parent Related Persons in connection with the transactions contemplated by this Agreement or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), or any component of the foregoing, or any other forward looking information, of the Company (including any such projections or forecasts provided or made available to Parent or Parent Related Person in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and no Parent Related Person has relied on any information or statements made or provided (or not made or provided) to any Parent Related Person other than the representations and warranties of the Company expressly set forth in Article III of this Agreement (as qualified by the Parent Disclosure Letter) and any certificate delivered pursuant to Section 6.2(c).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly required by this Agreement, (ii) as disclosed in Section 5.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) unless Parent shall otherwise consent in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to conduct their businesses in the Ordinary Course of Business consistent with past practice in all material respects.

(b) In addition to the obligations under Section 5.1(a), between the date of this Agreement and the Effective Time, except (w) as expressly required by this Agreement, (x) as disclosed in Section 5.1(a) of the Company Disclosure Letter, (y) as required by applicable Law, or (z) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall, directly or indirectly:

(i) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii) issue, deliver, sell, pledge, dispose of or encumber or subject to any Lien any shares of capital stock, or grant or offer to any Person any right to acquire (w) any shares of its capital stock or of the capital stock of its Subsidiaries, (x) any other equity interests or voting securities of the Company or any of its Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any of its Subsidiaries, or (z) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any of its Subsidiaries, except, in each case of (w)-(y), for issuing Shares upon the exercise of Company Options or settlement of Company RSU Awards outstanding under the Company Equity Plans in accordance with their respective terms as of the date hereof;

(iii) declare, set aside, make or pay any dividend on or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock or other securities, convertible or exchangeable for, or any rights, warrants or options to acquire any shares of capital stock or other securities of the Company or any of its Subsidiaries (except in connection with the cashless exercises or similar transactions pursuant to the exercise or settlement of Company Stock Awards outstanding under the Company Equity Plans as of the date hereof and as required by their respective terms), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other securities of the Company or any of its Subsidiaries;

(v) (A) acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other (x) than purchases of inventory and other assets in the Ordinary Course of Business consistent with past practice in all material respects or pursuant to existing Contracts, other than such acquisitions set forth in Section 5.1(b)(v) of the Company Disclosure Letter and (y) purchases of inventory and other assets in the Ordinary Course of Business consistent with past practice in all material respects and pursuant to the terms of Contracts existing on the date hereof; (B) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales of inventory, goods or services in the Ordinary Course of Business consistent with past practice in all material respects and non-exclusive licenses granted to customers in the Ordinary Course of Business consistent with past practice in all material respects;

(vi) amend or voluntarily terminate any Company Material Contract, or enter into any new Contract that would be a Company Material Contract or Lease Agreement assuming such new Contract was in force and effective as of the date hereof;

(vii) make, or agree or commit to make, any capital expenditure, except in accordance with the capital expenditure budget set forth in Section 5.1(b)(vii) of the Company Disclosure Letter or expend Cash following August 31, 2023 in an amount in excess of the budget set forth in Section 5.1(b)(vii) of the Company Disclosure Letter (the “Approved Budget”);

(viii) fail to maintain compliance with the material terms of the Loan Agreement;

(ix) sell, lease (as lessor), license, covenant not to assert, mortgage and leaseback or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any properties, rights or assets (including any Intellectual Property of the Company or its Subsidiaries) that are material to the Company and its Subsidiaries taken as a whole (other than sales and non-exclusive licenses of products or services in the Ordinary Course of Business consistent with past practice in all material respects), except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice in all material respects, or (C) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(b)(x) and guarantees thereof;

(x) (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur any Indebtedness or issue any debt securities or (C) assume, guarantee, endorse or otherwise become liable or responsible for the Indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries), in each case, in excess of $250,000 individually or $500,000 in the aggregate;

(xi) except to the extent contemplated by this Agreement or required by applicable Law (including Section 409(A) of the Code) or any Company Plan in effect on the date hereof, (A) increase the compensation or benefits of any current or former director, officer, employee or independent contractor of the Company, other than in the Ordinary Course of Business consistent with past practice in all material respects for such Persons with base annual compensation less than $150,000, (B) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, (C) amend, adopt, modify or terminate any Company Plan, (D) grant or amend any equity award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Equity Plans or awards made thereunder), (E) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Equity Plan or awards made thereunder or other Contract with any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, other than as required pursuant to this Agreement, (F) hire or terminate other than for cause the service of any executive officer or any employee, independent contractor or consultant with annual base compensation equal to or greater than $150,000, (G) waive or materially amend any restrictive covenant entered into by any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, or (H) enter into or modify any Labor Agreement;

(xii) implement or adopt any material change in its financial methods of accounting, principles or practices, except as may be required by a change in GAAP or regulatory requirements with respect thereto (in each case, if adopted after the date hereof);

(xiii) commence, institute, waive, release, compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than waivers, releases, compromises, settlements or agreements in the Ordinary Course of Business consistent with past practice in all material respects than involve only the payment of money damages for an amount for each such waiver, release compromise or settlement that is, individually, less than $250,000 and for all such waivers, releases, compromises or settlements that are, in the aggregate, less than $500,000 and that do not impose any restrictions on the Company’s or its Subsidiaries’ businesses, that do not relate to any Action by the Company’s stockholders in connection with this Agreement or the Mergers, subject to Section 5.12, and that do not include an admission of liability or fault on the part of the Company or any of its Subsidiaries;

(xiv) enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of its Subsidiaries;

(xv) subject to a Lien (other than Permitted Liens), assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, material trademarks, trademark rights, trade names or service marks or other material Company Intellectual Property, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Subsidiaries with respect to material trademarks, trademark rights, trade names or service marks or other material Intellectual Property rights owned by any third party, in each case other than non-exclusive licenses in the Ordinary Course of Business consistent with past practice in all material respects;

(xvi) with respect to Intellectual Property, (A) sell, assign, license, sublicense, encumber, fail to maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Company Intellectual Property, (B) grant, extend, amend, or waive, cancel or modify any rights in or to the Company Intellectual Property, (C) fail to use diligent efforts to file and prosecute any patent applications included in the Company Intellectual Property, except in the case of clauses (A) and (B) licenses and sales in the Ordinary Course of Business or otherwise pursuant to Contracts in effect on the date of this Agreement;

(xvii) (A) amend any Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or knowingly allow to lapse any material Permits;

(xviii) fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect, including any directors’ and officers’ liability insurance;

(xix) commence any clinical trial of any product candidate of the Company, or enter into any new line of business outside of the Company’s and its Subsidiaries’ existing business;

(xx) dissolve or liquidate the Company or any of its Subsidiaries, or adopt any plan of complete or partial liquidation of the Company or its Subsidiaries;

(xxi) (A) settle or compromise any Tax claim, audit, or assessment, (B) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (C) amend any Tax Returns or file claims for Tax refunds, or (D) enter into any closing agreement, surrender in writing any right to claim a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiaries; or

(xxii) authorize any of, or commit, resolve or agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xxi).

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), the Company may engage in (i) the sale, license, transfer, disposition, divestiture or other monetization transaction to the extent listed in Section 5.1(c) of the Company Disclosure Letter to the extent not related to the Company’s IL-27 and CCR8 programs and related assets, and (ii) the separation of employees as set forth in Section 5.16(a) of the Company Disclosure Letter.

Section 5.2 Conduct of Business of Parent.

(a) Parent covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly required by this Agreement, (ii) as disclosed in Section 5.2(a) of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) unless the Company shall otherwise consent in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to conduct their businesses in the Ordinary Course of Business consistent with past practice in all material respects.

(b) In addition to the obligations under Section 5.2(a), between the date of this Agreement and the Effective Time, except (w) as expressly required by this Agreement, (x) as disclosed in Section 5.2(a) of the Parent Disclosure Letter, (y) as required by applicable Law, or (z) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither Parent nor any of its Subsidiaries shall, directly or indirectly:

(i) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii) issue, deliver, sell or grant any shares of capital stock, or grant to any Person any right to acquire any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, except (w) pursuant to the exercise of Parent equity awards or settlement of Parent equity awards; (x) shares of Parent Common Stock issuable upon exercise or exchange of any outstanding convertible notes or warrants; (y) the issuance and grant of equity awards in the Ordinary Course of Business; or (z) to any of the Company and its Subsidiaries;

(iii) declare, set aside, make or pay any dividend on or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any distribution or dividend by a Subsidiary of Parent);

(iv) (A) acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other (x) than purchases of inventory and other assets in the Ordinary Course of Business consistent with past practice in all material respects or pursuant to existing Contracts, other than such acquisitions set forth in Section 5.2(b)(v) of the Parent Disclosure Letter and (y) purchases of inventory and other assets in the Ordinary Course of Business consistent with past practice in all material respects and pursuant to the terms of Contracts existing on the date hereof; (B) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales of inventory, goods or services in the Ordinary Course of Business consistent with past practice in all material respects and non-exclusive licenses granted to customers in the Ordinary Course of Business consistent with past practice in all material respects;

(v) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock or other securities, convertible or exchangeable for, or any rights, warrants or options to acquire any shares of capital stock or other securities of the Parent or any of its Subsidiaries (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Parent equity awards), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other securities of Parent or any of its Subsidiaries;

(vi) fail to maintain compliance with the material terms of any loan agreement;

(vii) with respect to Intellectual Property, (A) sell, assign, license, sublicense, encumber, fail to maintain, transfer or otherwise dispose of any right, title or interest of the Parent in any material Parent Intellectual Property, (B) grant, extend, amend, or waive, cancel or modify any rights in or to any material Parent Intellectual Property, (C) fail to use diligent efforts to file and prosecute any patent applications included in any material Parent Intellectual Property;

(viii) (A) amend any Permits in a manner that adversely impacts the Parent’s ability to conduct its business in any material respect or (B) terminate or knowingly allow to lapse any material Permits;

(ix) fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of Parent and its Subsidiaries as currently in effect, including any directors’ and officers’ liability insurance;

(x) dissolve or liquidate Parent or any of its Subsidiaries, or adopt any plan of complete or partial liquidation of the Parent or its Subsidiaries;

(xi) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (A) settle or compromise any Tax claim, audit, or assessment, (B) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (C) amend any Tax Returns or file claims for Tax refunds, or (D) enter into any closing agreement, surrender in writing any right to claim a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Parent or its Subsidiaries; or

(xii) authorize any of, or commit, resolve or agree to take any of the actions described in Section 5.2(b)(i) through Section 5.2(b)(x).

Section 5.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the valid termination of this Agreement in accordance with Section 7.1, except as expressly permitted in this Section 5.4, the Company agrees that it shall not, and shall cause its Subsidiaries and direct its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively,

“Representatives”) not to, directly or indirectly, (i) initiate, solicit, endorse, assist, induce, facilitate or encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any inquiry, proposal or offer that constitutes, or would be reasonably expected to lead to, a Company Acquisition Proposal, (ii) enter into, continue or otherwise engage or participate in any negotiations or discussions with any Person other than Parent, the Merger Subs and their respective Affiliates and Representatives (other than to refer the inquiring Person to this Section 5.4) concerning any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal, (iii) furnish, provide or cause to be furnished or provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, a Company Acquisition Proposal, (iv) execute or enter into any letter of intent or any other Contract contemplating a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (v) resolve or agree or propose to do any of the foregoing. The Company agrees that it will, and it will cause its Subsidiaries and direct the Representatives of the Company and its Subsidiaries to, (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Company Acquisition Proposal and deliver a written notice to any such Persons explicitly stating that the Company is terminating all discussions and negotiations with such Person with respect to any Company Acquisition Proposal; (y) immediately terminate all data room access previously granted to any such Persons and request the prompt return or destruction of all confidential information previously furnished with respect to any Company Acquisition Proposal; and (z) not terminate or waive, amend, modify or release any provision of any confidentiality or standstill agreement to which the Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal; provided that nothing in this Agreement shall restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, but only to the extent the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor, that such waiver is necessary to permit the counterparty to make an unsolicited Company Acquisition Proposal to the Company Board in compliance with this Section 5.4.

(b) Notwithstanding anything to the contrary in Section 5.4(a), if at any time prior to obtaining the Company Stockholder Approval, (x) the Company receives an unsolicited, bona fide (as determined by the Company Board acting in good faith) Company Acquisition Proposal that did not result from a material breach of this Section 5.4 and (y) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal and that the failure to engage in such discussions or negotiations, or to furnish or provide such information, would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its stockholders under applicable Law, then the Company may (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal pursuant to a customary confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision) (an “Acceptable Confidentiality Agreement”) (and nothing in this Agreement shall restrict the Company from entering into an Acceptable Confidentiality Agreement) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Company Acquisition Proposal; provided that the Company shall promptly (and not later than 24 hours after the Company’s receipt of such Company Acquisition Proposal) provide to Parent a nonredacted copy of each Acceptable Confidentiality Agreement entered into pursuant to the foregoing and concurrently provide or make available to Parent any written non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Company Acquisition Proposal or its Representatives which was not previously provided or made available to Parent.

(c) Subject to the permitted actions pursuant to the terms and conditions of clauses (d) and (e) below, and subject to Section 7.1(c)(ii), neither the Company Board nor any committee thereof shall (i) (A) withdraw, change, withhold, amend or modify in a manner adverse to Parent or the Merger Subs, or publicly propose to withdraw, change, withhold, amend or modify in a manner adverse to Parent or the Merger Subs, the Company Board Recommendation, (B) adopt, approve, declare advisable or recommend, or publicly propose to approve, declare advisable or recommend, any Company Acquisition Proposal or Company Alternative Acquisition Agreement, (C) fail to include the Company Board Recommendation in the Company Proxy Statement, (D) fail to publicly recommend against (and fail to publicly reaffirm the Company Board Recommendation) within 10 Business Days after a request to do so by Parent following the public announcement of a tender or exchange offer that constitutes a Company Acquisition Proposal (and in no event later than one Business Day prior to the date of the Company Stockholders Meeting, as it may be postponed or adjourned in accordance with this Agreement), or (E) if requested by Parent, fail to issue, within 10 Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Company Stockholders Meeting, as it may be postponed or adjourned in accordance with this Agreement), a press release reaffirming the Company Board Recommendation (any of such actions in clauses (A)-(E), a “Company Adverse Recommendation Change”), (F) cause or permit the Company or any of its Subsidiaries to enter into or agree to any letter of intent, memorandum of understanding or similar document, agreement in principle, acquisition agreement, option agreement, joint venture agreement, partnership agreement, merger agreement, or other similar agreement or commitment (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.4(b)) relating to any Company Acquisition Proposal (a “Company Alternative Acquisition Agreement”) or (G) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; provided that delivery of a written notice to Parent as contemplated by paragraph (d) below, or public disclosure that such notice has been delivered to Parent, shall not, in and of itself, be deemed to constitute an Company Adverse Recommendation Change or otherwise a violation of this paragraph Section 5.4(c).

(d) Notwithstanding anything to the contrary set forth in this Section 5.4, if the Company receives a written Company Acquisition Proposal after the date of this Agreement that did not result from a material breach of this Section 5.4 and that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Company Superior Proposal (after taking into account all adjustments to the terms of this Agreement that may be offered in writing by Parent pursuant to this Section 5.4), the Company Board may, at any time prior to the Company Stockholders Meeting, (x) make a Company Adverse Recommendation Change in response to such Company Superior Proposal or (y) solely in response to such Company Superior Proposal, cause the Company to terminate this Agreement and to concurrently enter into a binding Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 7.1(c)(ii), or authorize, resolve, agree or propose publicly to take any such actions expressly permitted by this Section 5.4(d), in each case only if all of the following conditions are met (and, for the avoidance of doubt, the Company may not make a Company Adverse Recommendation Change in response to a Company Superior Proposal or terminate this Agreement in accordance with Section 7.1(c)(ii) unless):

(i) (A) the Company shall have provided to Parent at least four Business Days’ prior written notice before taking any of the actions set forth in Section 5.4(d) or Section 7.1(c)(ii), which notice shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to make a Company Adverse Recommendation Change or to terminate this Agreement in accordance with Section 7.1(c)(ii) in order to enter into a binding Company Alternative Acquisition Agreement, as applicable, and (B) prior to making such Company Adverse Recommendation Change or terminating this Agreement in accordance with Section 7.1(c)(ii), as applicable, (x) the Company shall, and shall cause its financial and legal advisors to, negotiate in good faith with Parent (to the extent Parent wishes to engage or seeks to negotiate) during such notice period, regarding any adjustments proposed by Parent to the terms and conditions of this Agreement such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal and (y) in determining whether to make a Company Adverse Recommendation Change or to effect a termination in accordance with Section 7.1(c)(ii), the Company Board shall have taken into account any changes to the terms of this Agreement proposed by Parent in writing in response to such notice; and

(ii) the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed by Parent in writing, such Company Superior Proposal continues to constitute a Company Superior Proposal and that the failure to make such Company Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 7.1(c)(ii), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Law.

(e) Notwithstanding anything to the contrary set forth in this Section 5.4, upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to obtaining the Company Stockholder Approval, make a Company Adverse Recommendation Change if all of the following conditions are met:

(i) prior to making such Company Adverse Recommendation Change, (1) the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under appliable Law, and (2) the Company shall have (A) provided to Parent four Business Days’ prior written notice, which shall (x) advise that the Company Board intends to made a Company Adverse Recommendation Change as a result of the Company Intervening Event and set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Adverse Recommendation Change (it being understood and agreed that any amendment to the facts and circumstances relating to the Company Intervening Event or any subsequent Company Intervening Event shall require a new notice and an additional three Business Day period) and (y) state expressly that, subject to clause (ii) below, the Company Board has determined to make a Company Adverse Recommendation Change and (B) prior to making such a Company Adverse Recommendation Change, negotiated in good faith with Parent, and caused its financial advisors and outside legal counsel to negotiate in good faith with Parent (to the extent Parent wishes to engage or negotiate) during such four Business Day period regarding any revised terms proposed by Parent in writing to the terms and conditions of this Agreement such that the failure of the Company Board to make a Company Adverse Recommendation Change in response to the Company Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) following the end of such four Business Day period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent in writing, the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with directors’ fiduciary duties to the Company’s stockholders under applicable Law.

(f) In addition to the Company’s other obligations under this Section 5.4, the Company promptly (and in any event within 48 hours of receipt) shall notify Parent in writing of (i) any written Company Acquisition Proposal, (ii) any other written request for non-public information relating to the Company or its Subsidiaries, other than requests for information not made in connection with or reasonably expected to be related to a Company Acquisition Proposal and (iii) any written or other inquiry or request for discussion or negotiation regarding, or that could reasonably be expected to lead to, a Company Acquisition Proposal, including in each case the identity of the Person making any such Company Acquisition Proposal, inquiry or request and the material terms of any such Company Acquisition Proposal, inquiry or request and thereafter shall keep Parent informed, on a current basis (and in any event within 48 hours), of any developments with respect to any such proposals or offers (including amendments thereto) the status and terms of any such proposals or offers and the status of any such discussions or negotiations, including by promptly providing copies of any additional written requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above.

(g) The Company agrees that any material violation of the restrictions set forth in this Section 5.4 by any Representative of the Company or any of its Subsidiaries purporting to act on behalf of the Company or any of its Subsidiaries shall be deemed to be a material breach of this Agreement by the Company.

(h) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.4 in any material respects.

(i) The Company shall not take any action to exempt any Person (other than Parent, the Merger Subs and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing, in each case unless such actions are taken substantially concurrently with a termination of this Agreement pursuant to Section 7.1(c)(ii).

(j) Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders the fact that a Company Acquisition Proposal has been made a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer or any “stop, look and listen” statement) or from (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law.

(k) As used in this Agreement:

(i) “Company Acquisition Proposal” means any indication of interest, proposal or offer from any Person or group of Persons (other than from Parent or one of its Subsidiaries) for (A) any merger, reorganization, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, joint venture, partnership, exclusive licensing, liquidation, dissolution or other similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company) pursuant to which (i) any person, persons or group (or the stockholders of any such person(s)) would own, directly or indirectly, 20% or more of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Mergers or (ii) the owners of outstanding Shares immediately prior to such transaction would own less than 50% of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Mergers, (B) any issuance or acquisition of securities representing more than 20% of the outstanding shares of the Company; (C) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and of the Subsidiaries of the Company that constitute or account for (x) more than 20% of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (y) more than 20% of the fair market value of the consolidated assets of the Company and its Subsidiaries; or (D) any liquidation or dissolution of the Company.

(ii) “Company Intervening Event” means any event, occurrence, fact, condition, change, development or effect that has a material effect on the Company and its Subsidiaries, taken as a whole, occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the Company Board prior to obtaining the Company Stockholder Approval; and (ii) does not relate to (A) a Company Acquisition Proposal or a Company Superior Proposal or (B) (1) any changes in the market price or trading volume of the Shares (it being understood that the cause of any such change may be taken into consideration unless otherwise excluded pursuant hereto) and (2) the Company meeting, failing to meet or exceeding published or unpublished revenue or earnings projections or forecasts or other financial performance or results of operations, in each case in and of itself (it being understood that the cause of such change may be taken into consideration unless otherwise excluded pursuant hereto).

(iii) “Company Superior Proposal” means a Company Acquisition Proposal (with all references to 20% in the definition of Company Acquisition Proposal changed to 50%) made by any person on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view (including taking into account payment by the Company of the Company Termination Fee) to the holders of Shares than the First Merger and the other transactions contemplated by this Agreement, taking into account all the terms, conditions and other relevant circumstances of such proposal (including the Person making such Company Acquisition Proposal and the timing, likelihood of consummation, legal, financial, regulatory, financing and other aspects of such Company Acquisition Proposal), and this Agreement (including after giving effect to any adjustments to the terms and conditions as may be proposed in writing by Parent in response to such proposal) and that the Company Board believes in good faith, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably capable of being consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal and the Person or group of Persons making the proposal; provided that for purposes of the definition of “Company Superior Proposal,” the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”.

Section 5.5 Preparation of Company Proxy Statement and Form S-4; Company Stockholders’ Meeting.

(a) As promptly as practicable after the date of this Agreement, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be promptly (and in any event within 30 days after the date of this Agreement), filed with the SEC (i) a proxy statement in preliminary and definitive form (each as amended or supplemented from time to time, the “Company Proxy Statement”) to be sent to the stockholders of the Company relating to the special meeting of the Company’s stockholders to be held to consider the adoption of this Agreement (the “Company

Stockholders Meeting” ) and (ii) a Registration Statement on Form S-4 to be filed with the SEC by Parent pursuant to which the shares of Parent Common Stock issuable pursuant to this Merger Agreement in the First Merger will be registered with the SEC (as amended or supplemented from time to time, the “Form S-4” ), of which the Company Proxy Statement will be a part. The Company and Parent shall each use reasonable best efforts to cause the Form S-4 and the Company Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to cause the Form S-4 to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use its reasonable best efforts to keep the Form S-4 effective as long as is necessary to consummate the Mergers. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for an amendment of the Company Proxy Statement or the Form S-4 or comments thereon and responses thereto or any request by the SEC for additional information with respect thereto. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the transactions under this Agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Company Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably and promptly proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) Parent and the Company shall make all necessary filings with respect to the Mergers and the transactions under this Agreement under the Securities Act, the Exchange Act, applicable “blue sky” laws and the rules and regulations thereunder. Each of the Company and Parent will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c) If at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Company Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(d) The Company and Parent shall reasonably consult each other in connection with setting a preliminary record date for the Company Stockholders Meeting, and the Company shall commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. As promptly as practicable after the Form S-4 is declared effective under the Securities Act, (x) the Company and Parent shall mutually agree upon a date for the Company Stockholders Meeting, (y) the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the

Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith, and (z) the Company shall use reasonable best efforts to cause the Company Proxy Statement to be mailed to the Company’s stockholders. The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the consent of Parent; (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) or clause (ii)(B) of this Section 5.5(d). Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date mutually agreed with Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval including regarding the final determination of Company Net Cash, and subject to any delay pursuant to Section 2.5(f); provided that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 5.4, the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Company Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that, notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (x) the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) the Company’s obligations pursuant to this Section 5.5(d) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change. The Company agrees to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results upon Parent’s reasonable request.

Section 5.6 Access to Information; Confidentiality.

(a) The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to its properties, assets, books, contracts, commitments, personnel and records as is reasonably necessary or appropriate in connection with Parent’s investigation of the Company with respect to the transactions contemplated hereby and the execution, performance or consummation (including integration planning) of such transactions. In order that Parent may have full opportunity to make such investigation, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as the applicable party may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would contravene applicable Law.

(b) Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and its Representatives reasonable access during normal business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of Parent’s business, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to its properties, assets, books, contracts, commitments, personnel and records as is reasonably necessary or appropriate in connection with the Company’s investigation of Parent with respect to the transactions contemplated hereby and the execution, performance or consummation (including integration planning) of such transactions. In order that the Company may have full opportunity to make such investigation, Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the Company: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as the applicable party may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require Parent to disclose any information to the extent such disclosure would contravene applicable Law.

(c) This Section 5.6 shall not require a party hereunder to permit any inspection or other access, or to disclose any information, that in its reasonable, good faith judgment (after consultation with outside counsel) would reasonably be expected to: (i) result in such disclosure: (a) resulting in the disclosure of any trade secrets of third parties; (b) violating any Law to which such party is subject or cause any privilege (including attorney-client privilege) which such party or any of its subsidiaries would be entitled to assert to be undermined with respect to such information; (c) violating any obligation of the party with respect to confidentiality, non-disclosure or privacy; (d) materially interfering with the conduct of the party’s business; or (e) of the Company Board or its committee’s materials that relate to a Company Acquisition Proposal, provided, that the parties shall use their reasonable best efforts to make appropriate substitute disclosure arrangements of such information under circumstances in which restrictions in clauses (i)(a) through (e) apply; or (ii) be included in the minutes of the meeting of the party’s board of directors or its committees and relates to the discussion by the party’s board of directors or any applicable committee of the transactions contemplated herein or any similar transaction between the party and any other Person (including any presentations or other materials prepared by or for the party’s board of directors, whether in connection with a special meeting or otherwise relating to such subject matter); or (iii) if the Company and its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties in an Action, such information being reasonably pertinent thereto.

(d) All information shared pursuant to this Section 5.6 shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company dated as of March 30, 2023 (the “Confidentiality Agreement”). No investigation pursuant to this Section 5.6 or information provided, made available or delivered to Parent or the Company pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. At the Effective Time, the Confidentiality Agreement will automatically terminate and be of no further force or effect, without any further action of the parties hereto.

Section 5.7 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Company Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither Parent nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of the Company. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Mergers and the other transactions contemplated hereby. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection therewith.

(b) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of the Company or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates.

Section 5.8 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, the parties shall cooperate in good faith and shall take all action necessary to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Mergers and the other transactions contemplated hereby.

Section 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any written notice or other communication received by such party from any Governmental Entity in connection with the Mergers or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other written notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect or cure any breach of any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. This Section 5.9 shall not constitute an obligation for purposes of Section 6.2(b) and Section 6.3(b).

Section 5.10 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification, exculpation and the advancement of expenses by the Company and its Subsidiaries existing in favor of those Persons who are current or former directors and officers of the Company or its Subsidiaries, and any person who becomes a director or officer of any such entity prior to the Effective Time (the “Indemnified Persons”), for their acts, errors and omissions as directors and officers of the Company or its Subsidiaries occurring on or prior to the Effective Time, including in respect of the transactions contemplated hereby, as provided in the Company’s certificate of incorporation and bylaws and those of its Subsidiaries and as provided in any indemnification agreements between the Company or its Subsidiaries and said Indemnified Persons, all as in effect as of the date of this Agreement, shall survive the Mergers and be observed, honored and fulfilled, in all respects, by Parent, the Surviving Entity and its Subsidiaries to the fullest extent permitted by applicable Law for a period of six years following the Effective Time or such period in which an Indemnified Person is asserting a claim for indemnification or other protections pursuant to this Section 5.10 to the extent arising prior to the end of such six-year period, whichever is longer (the “Indemnification Period”). In addition, during the Indemnification Period, each of the Surviving Entity and its Subsidiaries will (and Parent will cause the Surviving Entity and its Subsidiaries to) cause the Surviving Entity’s certificate of incorporation, bylaws and other similar organizational documents (and those of its Subsidiaries) to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Company’s certificate of incorporation and bylaws and those of its Subsidiaries (as in effect as of the date of this Agreement), as applicable. During the Indemnification Period, such provisions may not be repealed, amended or otherwise modified in any manner adverse to any applicable Indemnified Persons except as required by applicable Law.

(b) Without limiting the foregoing in Section 5.10(a), for six years following the Effective Time, Parent shall and shall cause the Surviving Entity and its Subsidiaries to, to the fullest extent permitted under applicable Law (including as it may be amended after the date of this Agreement to increase the extent to which a corporation may provide indemnification), indemnify, advance reasonable expenses to (provided that such advances are subject to the further terms of this Section 5.10(b), and hold harmless any Indemnified Person who was or is a party or is threatened to be made a party to any actual or threatened Action in respect of any acts, errors or omissions occurring on or prior to the Effective Time (including in respect of the transactions contemplated hereby)) by reason of the fact that such person is or was a director or officer of the Company or its Subsidiaries, or is or was a director or officer of the Company serving at the request of the Company as a director or officer of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise, against any resulting claims, losses, liabilities, damages, fines, judgments, settlements and reasonable fees and expenses, including reasonable attorneys’ fees and expenses, and other costs, arising therefrom. Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, promptly advance any reasonable expenses as incurred by any such Indemnified Person in connection with any such Action; provided, that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Such undertaking shall be unsecured, and made without reference to the Indemnified Person’s ability to repay such advancements or ultimate entitlement to indemnification. No other form of indemnification shall be required. Parent, the Surviving Entity and its Subsidiaries shall each cooperate with the Indemnified Person in the defense of any actual or threatened Action.

(c) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts, errors or omissions occurring on or prior to the Effective Time (including in respect of the transactions contemplated hereby); provided that (i) Parent may substitute therefor policies of an insurance company or companies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) notwithstanding the foregoing clause (i), the Company, at its sole option and discretion, may obtain such extended reporting period coverage under its existing insurance programs (i.e. “tail coverage”) to be effective as of the Effective Time, and provided further, that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 5.10(b) in accordance with Section 8.6 in excess of 300% of the amount of the annual premiums paid by the Company for the policy period in effective prior to the Effective Time, it being understood that Parent or the Company, as the case may be, shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.

(d) In the event that Parent, the Surviving Entity or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Entity assumes the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives. Each of the Persons referenced in the immediately preceding sentence are intended to be third party beneficiaries of this Section 5.10. The rights of each Indemnified Person under this Section 5.10 shall be in addition to, and not in limitation of, any other rights any such Indemnified Person may have under the Company’s certificate of incorporation and bylaws and other similar organizational documents (or those of its Subsidiaries), any Contract of the Company or its Subsidiaries or the Surviving Entity, any other indemnification or other agreement or arrangement, applicable Law or otherwise.

Section 5.11 Stock Exchange(a) .

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the Nasdaq to enable the delisting by the Surviving Corporation of the Shares from the Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

(b) Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in the Mergers to be approved for listing on Nasdaq prior to the Effective Time, subject to official notice of issuance.

Section 5.12 Stockholder Litigation. Prior to the Effective Time:

(a) In the event that any Action related to this Agreement, the Mergers or the other transactions contemplated hereby is brought by any stockholder of the Company or any holder of the Company’s other securities against the Company and/or its directors or officers (“Stockholder Litigation”), the Company shall promptly notify Parent of such Stockholder Litigation and shall keep the Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any Stockholder Litigation and the Company shall give due consideration to Parent’s advice with respect to any Stockholder Litigation. The Company shall not enter into any settlement agreement in respect of any Stockholder Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.12(a), “participate” means that Parent shall be kept apprised of proposed strategy and other significant decisions with respect to any Stockholder Litigation (to the extent that attorney-client privilege is not undermined or otherwise affected) but shall not be afforded decision-making power or other authority except for the settlement consent set forth above; provided, however, that the Company shall consider Parent’s views with respect to such strategy and decisions. Without otherwise limiting the rights of current or former directors and officers of the Company with regard to the right to counsel, following the Effective Time, current or former directors and officers of the Company with rights to indemnification as described in Section 5.10 shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such indemnified parties to defend any Stockholder Litigation against the Company.

(b) Parent shall consult with the Company and keep the Company reasonably apprised regarding the defense and settlement against any Stockholder Litigation against Parent and/or any of its officers or directors.

Section 5.13 Intended Tax Treatment.

(a) Each of Parent and the Company shall (and shall cause its respective Subsidiaries to) file all Tax Returns in a manner consistent with the Intended Tax Treatment. Both prior to and following the Effective Time, Parent, Merger Subs and the Company shall use their respective commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Mergers to qualify for the Intended Tax Treatment, including reasonably refraining from any action that is not contemplated by this Agreement, that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment and not taking any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable state, local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or non-U.S. Law). Parent and the Company agree to use commercially reasonable efforts to promptly notify the other party of any challenge to the Intended Tax Treatment by any Governmental Entity, and the parties hereto shall use commercially reasonable efforts to preserve the Intended Tax Treatment during the course of such challenge.

(b) Parent shall use commercially reasonable efforts to promptly notify the Company if, at any time before the Effective Time, Parent has knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent or impede the Intended Tax Treatment. The Company shall use commercially reasonable efforts to promptly notify Parent if, at any time before the Effective Time, the Company has any knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent or impede the Intended Tax Treatment.

(c) If, in connection with the preparation and filing of the Parent SEC Documents, the Company SEC Documents, the Company Proxy Statement, the Form S-4 or any other filings to be made by Parent or the Company and required under the Exchange Act, Securities Act or any other United States federal, foreign or “blue sky” laws (each individually, a “Securities Filing”) or the SEC’s review thereof, the SEC requests or requires that a Tax opinion (or Tax opinions) with respect to the U.S. federal income tax consequences of the Mergers be prepared and submitted in connection with such Securities Filing (each such opinion, a “Tax Opinion”), (i) each of the Company and Parent shall use its commercially reasonable efforts to deliver to Goodwin Procter LLP (“Goodwin”) (or such other nationally recognized tax or accounting firm in the United States reasonably acceptable to the Company and Parent), in connection with any Tax Opinion rendered by Goodwin (or such other nationally recognized tax or accounting firm), customary Tax representation letters in a mutually agreeable form, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by Goodwin (or such other nationally recognized tax or accounting firm) in connection with the preparation and filing of such Securities Filing, (ii) each of the Company and Parent shall use its commercially reasonable efforts to deliver to Arnold & Porter LLP (“Arnold & Porter”) (or such other nationally recognized tax or accounting firm in the United States reasonably acceptable to the Company and Parent), in connection with any Tax Opinion rendered by Arnold & Porter (or such other nationally recognized tax or accounting firm), customary Tax representation letters in a mutually agreeable form, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by Arnold & Porter (or such other nationally recognized tax or accounting firm) in connection with the preparation and filing of such Securities Filing and (iii) each of the Company and Parent shall use their commercially reasonable efforts to cause Goodwin (or such other nationally recognized tax or accounting firm) and Arnold & Porter (or such other nationally recognized tax or accounting firm), as applicable, to furnish the Tax Opinions, subject to customary assumptions and limitations.

(d) The Tax representation letters described in Section 5.13(c) shall be (i) consistent with this Agreement, (ii) dated as of the date of such Tax Opinion and (iii) signed by an officer of the Company or Parent, as applicable. Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action not contemplated by this Agreement that would reasonably be expected to cause to be untrue (or fail to take or cause not to be taken any action which would reasonably be expected to cause to be untrue) any of the covenants, and representations included in the Tax representation letters described in Section 5.13(c).

Section 5.14 Public Announcements. So long as the this Agreement is in effect, neither Parent and the Merger Subs, on the one hand, nor the Company, on the other hand, shall disseminate any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed and shall not issue any such press release or make any public announcement prior to such consultation and review, except (i) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed, or (ii) by the Company with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change in compliance with Section 5.4.

Section 5.15 Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all such steps as may be necessary or appropriate to cause any dispositions of Company securities (including derivative securities) or any acquisitions of Parent securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16 Employee Matters.

(a) From and after the Effective Time, Parent shall honor, in accordance with their terms as in effect immediately prior to the Effective Time, all severance agreements or other employment, severance and retention agreements, plans or arrangements set forth on Section 3.12(a) of the Company Disclosure Letter. Prior to the Effective Time, Parent and the Company agree to use commercially reasonable efforts to effectuate an orderly transition of Company employees in accordance with the provisions of Section 5.16(a) of the Company Disclosure Letter and to take such actions as set forth therein.

(b) For purposes of this Agreement, (i) the term “Covered Employees” shall mean the employees who are actively employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who continue in the employment of Parent and its Affiliates after the Effective Time, and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the date that is twelve months following the Effective Time.

(c) During the Continuation Period or, if sooner, upon the termination of employment of the applicable Covered Employee, Parent shall, in addition to the benefits provided pursuant to Section 5.16(c), provide each Covered Employee with (i) annual base salaries or wages no less than the base salaries or wages in effect immediately prior to the Effective Time, (ii) a target annual bonus opportunity that is no less favorable than the target annual bonus opportunity provided to the applicable Covered Employee as of immediately prior to the Effective Time and (iii) other employee benefits (excluding plans that provide for payments or benefits upon a change in control, other than as set forth in Section 3.12(a) of the Company Disclosure Letter, defined benefit pension plans, plans providing for retiree welfare benefits, plans that provide equity-based compensation and retention payments) that are substantially similar in the aggregate to those provided by Parent to its similarly-situated employees.

(d) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Covered Employees full credit for purposes of eligibility and vesting and benefit levels (but not for purposes of benefit accruals other than determining the level of vacation pay accrual), under any Parent Plan to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall use commercially reasonable efforts to (i) cause each Covered Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under such Parent Plan replaces coverage under a substantially similar Company Plan, (ii) cause to be waived any pre-existing condition or eligibility limitations and (iii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Covered Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall (i) be treated as an amendment to any Company Plan or Parent Plan, (ii) obligate Parent, its Subsidiaries or the Surviving Corporation to maintain any particular benefit plan or arrangement or (iii) prevent Parent, its Subsidiaries or the Surviving Corporation from amending or terminating any benefit plan or arrangement.

(f) Nothing in this Section 5.16 shall be construed to require Parent or any of its Subsidiaries (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time.

(g) Without limiting the generality of Section 8.6, the provisions of this Section 5.16 are solely for the benefit of the parties hereto, and no current or former employee, officer, director or other service provider or any other individual associated therewith (including any dependent or beneficiary of any such Person) shall be regarded for any purpose as a third party beneficiary of this Agreement, including, without limitation, any Persons specifically referenced in Section 5.16(a) of the Company Disclosure Letter.

Section 5.17 401(k) Plan Termination. The Company shall, effective no later than the day immediately preceding the Closing Date (the “401(k) Plan Termination Date”) and contingent upon the Closing, cause the Company to adopt such necessary resolutions and any amendments required by Law to the Surface Oncology 401(k) Plan (the “401(k) Plan”) to terminate the 401(k) Plan as of the 401(k) Plan Termination Date. The form and substance of such resolutions and any necessary amendments required by Law shall be subject to the prior reasonable review and comment by Parent, and the Company shall consider in good faith any comments made by Parent or Parent’s representatives regarding the content of such documents. The Company shall deliver to Parent an executed copy of such resolutions and any necessary amendments as soon as practicable prior to the Closing following their adoption by the Company Board and the Company shall fully comply with such resolutions and any necessary amendments.

Section 5.18 CVR Agreement. Parent shall deliver to the Company, at or prior to the Effective Time, the CVR Agreement duly executed by Parent and the Rights Agent.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The obligation of each party to effect the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Mergers or the other transactions contemplated by this Agreement.

(c) Nasdaq Listing. The shares of Parent Common Stock issuable in connection with the Mergers shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued that has not been withdrawn.

(e) CVR Agreement. The CVR Agreement shall have been executed by Parent and the Rights Agent and shall be in full force and effect.

Section 6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and the Merger Subs set forth in Section 4.1, Section 4.4, Section 4.5(a)(i) and Section 4.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, in which case as of such earlier date); (ii) the representations and warranties set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the representations and warranties of Parent and the Merger Subs set forth in Section 4.20 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (iv) each of the other representations and warranties of Parent and the Merger Subs contained in Article IV of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Parent Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Parent Material Adverse Effect, as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date).

(b) Performance of Obligations of Parent and the Merger Subs. Parent and the Merger Subs shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.2(a), Section 6.2(b), and Section 6.2(d).

(d) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 6.3 Conditions to the Obligations of Parent and the Merger Subs. The obligation of Parent and the Merger Subs to effect the Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1, Section 3.4, Section 3.5(a)(i), and Section 3.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, in which case as of such earlier date); (ii) the representations and warranties set forth in Section 3.2(a) and Section 3.2(b) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the representations and warranties of the Company set forth in Section 3.22 and Section 3.27 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (iv) each of the other representations and warranties of the Company contained in Article III of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect, as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(d) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Minimum Company Net Cash. The Company Net Cash, calculated as of the applicable Company Net Cash Determination Dates shall be no less than $19,600,000 (or such lower amount as may be consented to in writing by Parent prior to the Closing).

Section 6.4 Frustration of Closing Conditions. None of Parent, the Merger Subs or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by the Merger Subs):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Mergers shall not have been consummated on or before the date that is six months after the date of this Agreement (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose material breach of this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Mergers to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable or if any Law shall have been enacted, entered, promulgated, endorsed or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Mergers; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose material breach of this Agreement has been the primary cause or, or the primary factor that resulted in, the issuance of such judgment, order, injunction, rule or decree; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure to obtain such Company Stockholder Approval is proximately caused by any action or failure to act of the Company that constitutes a material breach of this Agreement;

(c) by the Company:

(i) if Parent or the Merger Subs shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its covenants or agreements set forth in this Agreement such that conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied; or

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Company Superior Proposal in accordance with Section 5.4(d); provided that the Company shall have (A) simultaneously with such termination entered into the associated Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, (B) otherwise complied with all provisions of Section 5.4 in all material respects, and (C) paid or caused to be paid, prior to or simultaneously with the termination of this Agreement, the Company Termination Fee due under Section 7.3(b)(iii) that is payable if this Agreement is terminated pursuant to this Section 7.1(c)(ii); or

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.4, as to which Section 7.1(d)(ii)(D) will apply), which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied; or

(ii) if (A) the Company Board shall have effected (or failed to take any action that results in) a Company Adverse Recommendation Change, or (B) the Company shall have breached or failed to perform any of its obligations set forth in Section 5.4 in any material respect.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party specifying the provision(s) of Section 7.1 pursuant to which such termination is purportedly effected.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, the Merger Subs or the Company, provided that:

(a) the Confidentiality Agreement and the provisions of this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.3 (Certain Definitions), Section 8.4 (Interpretations), Section 8.5 (Entire Agreement), Section 8.6 (No Third-Party Beneficiaries), Section 8.7 (Governing Law),

Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.11 (Currency), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial), Section 8.14 (Counterparts), Section 8.15 (Electronic Signature) and Section 8.16 (No Presumption Against Drafting Party) shall survive the termination hereof; and

(b) no such termination shall relieve any party from any liability or damages arising out of a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud, in which case the nonbreaching party shall be entitled to all rights and remedies available at law or in equity. “Willful and Material Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the CVR Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

(b) In the event that:

(i) (A) a Company Acquisition Proposal shall have been communicated in writing to the senior management of the Company or the Company Board or shall have been publicly disclosed or announced or is made directly to the Company’s stockholders, and the Company Acquisition Proposal is not publicly withdrawn prior to the date that is five Business Days prior to the vote of the Company’s stockholders to adopt this Agreement; (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or by Parent pursuant to Section 7.1(d)(i); and (C) within 12 months after the date of such termination, the Company enters into a definitive agreement in respect of any Company Acquisition Proposal, or a transaction in respect of any Company Acquisition Proposal is consummated, which, in each case, need not be the same Company Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided that for purposes of this Section 7.3(b)(i), each reference to “20%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

then, in any such event, the Company shall pay or cause to be paid to Parent a fee of $2,000,000 (the “Company Termination Fee”) less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.3(c), it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion. The payment by, or on behalf of, the Company of the Company Termination Fee to Parent pursuant to this Section 7.3, including, if applicable, any fees and expenses incurred as a result of the Company’s failure to timely pay, if paid, shall be the sole and exclusive remedy of Parent in the event of termination of this Agreement under circumstances requiring the payment of the Company Termination Fee pursuant to this Section 7.3; provided, that nothing contained herein shall relieve the Company from any liability resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.

(c) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 7.3(b)(i), then the Company shall reimburse Parent and the Merger Subs for all of their reasonable, documented out-of-pocket fees and expenses (including all reasonable, documented fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent and the Merger Subs) in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the CVR Agreement and the transactions contemplated hereby and thereby in an amount not to exceed $500,000 (the “Parent Expenses”); provided that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(c), shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.3(b) except to the extent indicated in such Section.

(d) Payment of the Company Termination Fee shall be made by wire transfer of same-day funds to the account or accounts designated by Parent (i) on the earliest of the execution of a definitive agreement with respect to or consummation of, any transaction contemplated by a Company Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i), (ii) concurrently with, or prior to, termination, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(iii), or (iii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Parent pursuant to Section 7.3(b)(ii).

(e) Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay Parent’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by each of the Parent Board and the Company Board at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by the Parent Board or Company Board, respectively, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon written confirmation of receipt by email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent or the Merger Subs prior to the Effective Time, to:

Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, California 94065

Attention: Christopher Slavinsky, Esq.

with a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

250 West 55th St

New York, NY 10019

Attention: Lowell Dashefsky, Esq.

Michael Penney, Esq.

Email: Lowell.Dashefsky@arnoldporter.com;

Michael.Penney@arnoldporter.com

(ii) if to Company prior to the Effective Time or to the Parent, the Merger Subs or Surviving Corporation after the Effective Time, to:

Surface Oncology, Inc.

50 Hampshire Street, 8th Floor

Cambridge, MA

Attention: Robert Ross

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Ave.

Boston, MA 02210

Attention: Kingsley L.Taft

Andrew H. Goodman

Email: ktaft@goodwinlaw.com

agoodman@goodwinlaw.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b) “Benefit Plan” means (i) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and (ii) all equity purchase, equity option, phantom equity or other equity-based plan, profit sharing, severance, employment (excluding offer letters), consulting, collective bargaining, change in control, fringe benefit, bonus, retention, incentive, deferred compensation, supplemental retirement, retiree health or welfare, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements;

(c) “Business Day” means any day other than a Saturday, a Sunday or a day on which the SEC or banks in New York City, New York are authorized or required by applicable Law to be closed;

(d) “Cash and Cash Equivalents” means the amount all unrestricted cash, cash equivalents and marketable securities determined in accordance with GAAP applied on a consistent basis with the application of GAAP in the preparation of the Company Audited Balance Sheet;

(e) “CCR8” means the chemokine receptor 8 targeted by the a highly specific afucosylated immunoglobulin isotype G1 antibody comprised by the proprietary drug product candidate known as “SRF114”;

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended;

(g) “Company Associate” means any current or former officer, employee, independent contractor, consultant or director, of or to the Company or any of its Subsidiaries or any Company Affiliate;

(h) “Company Intellectual Property” means all Intellectual Property (a) wholly or partially owned or purportedly owned by the Company or any of its Subsidiaries; and (b) all other Intellectual Property, used in the conduct of the Company’s business as currently conducted, but in each case excluding (i) mass-marketed executable desktop software applications; in each case, whether registered or unregistered, (ii) Company Intellectual Property related to the Company’s SRF617 program and assets and (iii) Company Intellectual Property licensed to GlaxoSmithKline Intellectual Property (No. 4) and Novartis Institutes for Biomedical Research, Inc.;

(i) “Company-Licensed Intellectual Property” means Intellectual Property that is (a) owned by one or more third parties and (b) licensed to the Company;

(j) “Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each an “Effect”) that, individually or in the aggregate with any one or more other Effects, (x) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (y) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the Termination Date; provided, that with respect to clause (x) only, no Effect to the extent arising out of the following, alone or in combination, shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Company Material Adverse Effect (1) any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, (2) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (3) any change in the price or trading volume of the Company’s stock, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (4) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage, or any escalation or worsening of any such conditions, (5) any natural disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires epidemics, pandemics or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other force majeure events, or any escalation or worsening of such conditions, (6) changes in Law (including adoption of or changes in any Public Health Measures) or GAAP, including changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing, (7) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of the revenues, earnings or other financial or operating metrics for any period (provided that, in each case, the underlying causes of such failure which may themselves constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect), (8) any action taken (or omitted to be taken) by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement or at the express written request of Parent, (9) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners, or employees of the Company and its Subsidiaries due to the announcement or consummation of the transactions contemplated hereby or the identity of the parties to this Agreement, or the consummation of the transactions contemplated hereby, or (10) changes in regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing events, or any Effects relating to or affecting any products or product candidates of the Company or any product or product candidate competitive with or related to any products or products candidates of the Company, including any results, outcomes, data, adverse events, side effects (including toxicity) or safety observations related to or arising from any preclinical or clinical studies, trials or tests with respect to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, or announcements of any of the foregoing, (provided that in the event that any of the foregoing Effects result in or are related to the FDA revoking the investigational new drug application for any product or product candidate of the Company, then such changes and Effects, and any such revocation, shall be taking into account when determining whether there has been a “Company Material Adverse Effect”); provided that, with respect to clauses (1), (2), (4), (5) and (6), the impact of such Effect is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Company Material Adverse Effect”);

(k) “Company Net Cash” means the amount equal to the following, without duplication, calculated as of the applicable dates of determination set forth below (the “Company Net Cash Determination Date”):

(x) the Cash and Cash Equivalents of the Company and the Company’s Subsidiaries as of August 31, 2023,

(y) minus the sum of the following:

(i)

the Company’s long-term liabilities and short-term liabilities, including, without limitation, the total obligations outstanding under the Loan Agreement, any other Indebtedness, unpaid rent, operating lease liabilities and other obligations under the Lease Agreements (including remaining rent payments following the Closing), accounts payable, accrued expenses and other current liabilities, unpaid Tax liabilities (excluding any liabilities for excise Tax under Section 4501 of the Code (as amended by the Inflation Reduction Act of 2022, H.R. 5376) incurred by the Company, Parent, the Surviving Entity or their Affiliates in respect of its performance of this Agreement), and other accrued expenses (without duplication of any expenses accounted for below), in each case determined as of August 31, 2023, other than the liabilities with respect to the total obligations outstanding under the Loan Agreement and obligations under the Lease Agreements (including remaining rent payments following Closing), which shall be determined as of the Anticipated Closing Date (including any remaining rent payments payable following the Closing based on the rent rates applicable as of the Anticipated Closing Date); plus

(ii)

any interest expenses required to be paid by the Company under the Loan Agreement prior to the Closing Date, as well as any and all prepayment fees and other costs and expenses incurred in connection with the payoff of the loan outstanding under the Loan Agreement or any other Indebtedness, in each case as determined as of the Anticipated Closing Date; plus

(iii)

the amount of all fees and expenses incurred by the Company and the Company’s Subsidiaries in connection with the transactions contemplated by this Agreement, including, for the avoidance of doubt, Transaction Expenses of the Company and the Company Subsidiaries that become due in connection with or in relation to the transactions contemplated by this Agreement, regardless of the timing of actual payment and including, without limitation, any such costs and amounts that are payable or may become payable after the Anticipated Closing Date or the Closing Date, in each case as determined as of the Anticipated Closing Date; plus

(iv)

the cash cost of any unpaid change of control payments or severance, termination or similar payments that become due to any Company Associate in connection with or in relation to the transactions contemplated by this Agreement or otherwise in connection with the Merger, including the amounts of salary and benefits paid following any required termination notice, whether payable by the Company, Parent or the Surviving Corporation and regardless of the timing of actual payment and including, without limitation, any such costs and amounts that are payable or may become payable after the Anticipated Closing Date or the Closing Date (other than amounts in connection with tax payments resulting from the settlement of Company RSU Awards and exercises of Company Options on or prior to or in connection with the Effective Time), in each case as determined as of the Anticipated Closing Date; plus

(v)

the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses, deferred compensation and similar costs and liabilities, due to any Company Associate in connection with or in relation to the transactions contemplated by this Agreement, regardless of the timing of actual payment and including, without limitation, any such costs and amounts that are payable or may become payable after the Anticipated Closing Date or the Closing Date, in each case as determined as of the Anticipated Closing Date; plus

(vi)

the employer portion of all payroll, employment or other withholding Taxes incurred by the Company and the Company Subsidiaries and any Company Associate (to the extent paid or to be paid by the Company on the behalf of such Company Associate) in connection with any payment amounts set forth in clauses (iii), (iv) or (v) above and the exercise of any Company Option or the settlement of any Company RSU Award on or prior to or in connection with the Effective Time, in each case as determined as of the Anticipated Closing Date; plus

(vii)

the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any Actions involving the Company or any of the Company’s Subsidiaries, and the expected costs and expenses of the aggregate liability of the Company or any of the Company’s Subsidiaries relating to such Actions, regardless of the timing of actual payment, in each case as determined as of August 31, 2023; plus

(viii)

payments up to the deductible amounts under the Company’s insurance policies for reasonably expected costs and expenses relating to any Actions in effect as of the date of this Agreement or initiated following the date of this Agreement (but excluding any Stockholder Litigation), in each case as determined as of August 31, 2023; plus

(ix)

notice payments and termination payments required to terminate the Contracts listed in Section 8.3(v)(ix) of the Company Disclosure Letter and that become due in connection with or in relation to the transactions contemplated by this Agreement, regardless of the timing of actual payment and including, without limitation, any such costs and amounts that are payable or may become payable after the Anticipated Closing Date or the Closing Date, in each case as determined as of the Anticipated Closing Date; plus

(x)	the amount, if any, of Cash used by the Company after August 31, 2023 through the Anticipated Closing Date that exceeds the budgeted Cash expenditures set forth in the Approved Budget;

(z) plus the sum of the following:

(i)	the expected cost and/or any premium related to the director and officer insurance tail policy, in each case as determined as of August 31, 2023; plus

(ii)	the Company’s prepaid CMC, prepaid clinical and other receivables, in each case as determined as of August 31, 2023; plus

(iii)	the payment amounts set forth on Section 5.16(a) of the Company Disclosure letter that expressly refer to Section 8.3(k)(z)(iii), in each case as determined as of the Anticipated Closing Date.

The specific items of Company Net Cash shall be determined in accordance with GAAP applied on a consistent basis with the application of GAAP in the preparation of the Company Audited Balance Sheet. For illustrative purposes only, a sample statement of Company Net Cash is set forth in Section 8.3(k) of the Company Disclosure Letter. For purposes of determining Company Net Cash, the Surviving Corporation and its Subsidiaries shall not constitute Subsidiaries of the Company.

(l) “Company Outstanding Shares” means the total numbers of Shares issued and outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted basis, assuming, without duplication, the settlement of all Company RSU Awards outstanding as of immediately prior to the Effective Time and the exercise of all In-the-Money Options outstanding as of immediately prior to the Effective Time, but excluding, for the avoidance of doubt, any Underwater Options, Excluded Shares or Dissenting Shares;

(m) “Company Plan” means all Benefit Plans sponsored, maintained or contributed to by the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries has any present or future liability;

(n) “Company Valuation” means an amount equal to Company Net Cash, plus $40,000,000;

(o) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(p) “COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof or related or associate epidemics, pandemic or disease outbreaks;

(q) “CVR Agreement” means the Contingent Value Rights Agreement in the form attached hereto as Exhibit A to be entered into between Parent and Computershare Trust Company, N.A. (or such other nationally recognized rights agent agreed to between Parent and the Company) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to the Company;

(r) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(s) “ERISA Affiliate” means, with respect to any entity, trade, or business, any other entity, trade, or business that is a member of a group described in Section 414(b), (c), or (m) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade, or business, or that is a member of the same “controlled group” as the first entity, trade, or business pursuant to Section 4001(a)(14) of ERISA;

(t) “Exchange Ratio” means the quotient (rounded down to four decimal places) obtained by dividing (i) the quotient obtained by dividing (x) the Company Valuation by (y) the Parent Stock Price by (ii) the Company Outstanding Shares;

(u) “IL-27” means interleukin 27, targeted by the a wild-type immunoglobulin isotype G1 antibody comprised by the drug product candidate known as “SRF388”;

(v) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (vi) all unfunded or underfunded pension or pension-like liabilities and any unfunded or underfunded post-retirement and post-employment benefits, including in respect of retiree medical or welfare benefits, (vii) any obligations in respect of outstanding severance obligations or other termination costs or payments to former employees or other service providers whose employment or engagement was terminated prior to or as of the Closing, (viii) the aggregate amount of the employer share of any payroll, social security, unemployment, excise or similar Taxes related to subsections (vi) through (viii), and (ix) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations or others;

(w) “Intellectual Property” means trademarks (whether registered or unregistered), service marks or tradenames, patents, patent applications, registered copyrights, applications to register copyright, and domain names;

(x) “Information Privacy and Security Laws” means (i) all Laws and binding guidelines from Governmental Entities and other Laws and binding guidelines relating to privacy, data protection and data security, sending solicited or unsolicited electronic mail and text messages, cookies, trackers, or the collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Information, as applicable in all relevant jurisdictions where the Company and its Subsidiaries conduct business; and (ii) reputable industry practice, standards, self-governing rules and policies relating to the same and that are binding upon the Company or any of its Subsidiaries, including the Payment Card Industry Data Security Standard;

(y) “IT Systems” means computer hardware, servers, networks, platforms, firmware, applications, databases, peripherals, data communication lines, and other information technology equipment and related systems, including any outsourced systems and processes and Internet websites and related content;

(z) “knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(z) of the Company Disclosure Letter;

(aa) “knowledge of Parent” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(aa) of the Parent Disclosure Letter;

(bb) “Loan Agreement” means the Loan and Security Agreement, dated November 29, 2019, by and among the Company, K2 HealthVentures, LLC and Ankura Trust Company, as amended by the First Amendment to Loan Agreement dated October 1, 2021, and as further amended by the Second Amendment to Loan and Security Agreement dated September 21, 2022;

(cc) “Nasdaq” means the Nasdaq Stock Market;

(dd) “Ordinary Course of Business” means, with respect to any Person, the ordinary course of business consistent with the applicable Person’s past custom and practice; provided that, actions taken (or omitted) reasonably and in good faith to respond to COVID-19 shall be deemed Ordinary Course of Business, so long as such actions (or omissions) are consistent with such Person’s actions (or omissions) taken prior to the date of this Agreement in response to COVID-19;

(ee) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, (x) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole or (y) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the Termination Date; provided, that with respect to clause (x) only, no Effect to the extent arising out of the following, alone or in combination, shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Parent Material Adverse Effect (1) any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, (2) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, (3) any change in the price or trading volume of Parent’s stock, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect), (4) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage, or any escalation or worsening of any such conditions, (5) any natural disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires epidemics, pandemics or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other force majeure events, or any escalation or worsening of such conditions, (6) changes in Law (including adoption of or changes in any Public Health Measures) or GAAP, including changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing, (7) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of the revenues, earnings or other financial or operating metrics for any period (provided that, in each case, the underlying causes of such failure which may themselves constitute or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect), (8) any action taken (or omitted to be taken) by Parent, or which Parent causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement, (9) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners, or employees of Parent and its Subsidiaries due to the announcement or consummation of the transactions contemplated hereby, or (10) changes in regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing events, or any Effects relating to or affecting any products or product candidates of Parent or any product or product candidate competitive with or related to any products or products candidates of Parent, including any results, outcomes, data, adverse events, side effects (including toxicity) or safety observations related to or arising from any preclinical or clinical studies, trials or tests with respect to any products or product candidates of Parent or any product or product candidate competitive with or related to any products or product candidates of Parent, or announcements of any of the foregoing, (provided that in the event that any of the foregoing changes or Effects result in or are related to the FDA revoking the investigational new drug application for any product or product candidate of Parent, then such Effects, and any such revocation, shall be taken into account when determining whether there has been a “Parent Material Adverse Effect”); provided that, with respect to clauses (1), (2), (4), (5) and (6), the impact of such Effect is not disproportionately adverse to Parent and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which Parent and its Subsidiaries operate (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Parent Material Adverse Effect”);

(ff) “Parent Stock Price” means $5.2831;

(gg) “Parent Intellectual Property” means all Intellectual Property (a) wholly or partially owned or purportedly owned by Parent or any of its Subsidiaries; and (b) all other Intellectual Property, used in the conduct of Parent’s or any of its Subsidiaries’ business as currently conducted, but in each case excluding mass-marketed executable desktop software applications;

(hh) “Parent-Licensed Intellectual Property” means Parent Intellectual Property that is (a) wholly owned by one or more third parties and (b) licensed to Parent;

(ii) “Parent Plan” means all Benefit Plans sponsored, maintained or contributed to by the Parent or its Subsidiaries or with respect to which the Parent or its Subsidiaries has any present or future liability;

(jj) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(kk) “Personal Information” means “personal information,” “personal identifiable information,” “personal data,” “personal health information,” and “personal financial information,” or any substantial equivalent of these terms as defined under any Information Privacy and Security Laws, including (i) any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with any individual or household; and (ii) any key-coded or pseudonymized clinical research information;

(ll) “Public Health Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guideline or recommendation by any Governmental Entity or public health agency in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act and all guidelines and requirements of OSHA and the Centers for Disease Control and Prevention, such as social distancing, cleaning, and other similar or related measures;

(mm) “SEC” means the United States Securities and Exchange Commission;

(nn) “SRF617” means the proprietary drug product candidate known as “SRF617” comprising a mutated immunoglobulin isotype G4 (S228P) antibody targeting cluster of differentiation 39 (also known as ectonucleoside triphosphate diphosphohydrolase 1);

(oo) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(pp) “Tax” or “Taxes” means all U.S. federal, state, local and non-U.S. taxes, assessments, charges, customs, duties, fees, levies or other governmental charges, including, without limitation, income, franchise, margin, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, estimated, sales, use, service, license, excise, gross receipts, value-added (ad valorem), add-on or alternative minimum, severance, stamp, occupation, premium, escheat, unclaimed property and all other taxes of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, fines, interest or penalties imposed by any Governmental Entity or any additional amounts attributable or imposed with respect to such amounts;

(qq) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof;

(rr) “Transaction Expenses” means, with respect to each party, all fees and expenses incurred by such party at or prior to the Effective Time in connection with this Agreement, the CVR Agreement and the transactions contemplated hereby and thereby, including: (i) any fees and expenses of legal counsel and accountants, the amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (ii) fees paid to the SEC in connection with filing the Form S-4, the Company Proxy Statement, and any amendments and supplements thereto, with the SEC; (iii) any fees and expenses in connection with the printing, mailing and distribution of the Form S-4, the Company Proxy Statement and any amendments and supplements thereto; and (iv) any fees associated with listing the shares of Parent Common Stock in connection with the transactions contemplated hereby on Nasdaq, and (v) only with respect to the Company, any retention bonus, severance, change-in-control payments or similar payment obligations that become due or payable to any Company Associate solely in connection with the consummation of the transactions contemplated by this Agreement, regardless of the timing of actual payment, and the employer portion of any employment or payroll Taxes related thereto, except as otherwise set forth on Section 5.16(a) of the Company Disclosure Letter as being excluded from Transaction Expenses; and

(ss) “Treasury Regulations” means the U.S. Department of the Treasury regulations promulgated pursuant to the Code.

Section 8.4 Interpretation. Unless otherwise specified in this Agreement or the context otherwise requires: (a) all Preamble, Recital, Article, Section, clause, exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses exhibits and schedules to this Agreement; (b) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (c) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (d) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (e) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (f) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement; (g) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (h) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; (i) the term “or” is not exclusive; (j) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified; (k) the word “will” shall be construed to have the same meaning and effect as the word “shall.”; and (l) all references to any (i) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (ii) Law shall be a reference to such Law as amended, reenacted, consolidated or replaced as of the applicable date or during the applicable period of time. The table of contents and headings contained in this Agreement or in any exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Any forms of agreements attached to this Agreement as exhibits shall be subject only to such ministerial additions, deletions and modifications as necessary to complete any missing terms contemplated by the form to be completed by the parties or to correct any scrivener’s errors in the form.

Section 8.5 Entire Agreement. This Agreement (including the exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the CVR Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third-Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; except (i) as provided in Section 5.10, which shall inure to the benefit of the Indemnified Persons who are intended third-party beneficiaries thereof, and (ii) if the Effective Time occurs, the right of the holders of Shares, Company Options and Company RSU Awards to receive the Merger Consideration and other applicable payments pursuant to Article II, all in accordance with the terms and conditions of this Agreement.

(a) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Specific Performance. The parties recognize and agree that immediate and irreparable damage or injury would occur in the event that the parties hereto do not for any reason perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions for which money damages would not be an adequate remedy. Accordingly, the parties acknowledge and agree, in addition to other remedies, that each party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware; provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court. The parties further agree that (i) by seeking the remedies provided for in this Section 8.10, a party shall not in any respect waive its right to seek any other form of remedy or relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 8.10 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 8.10 prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available at any time. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement).

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15 Electronic Signature. This Agreement may be executed by facsimile, .pdf or other electronic method of signature (including, but not limited to, DocuSign) and a facsimile,.pdf or other electronic method of signature shall constitute an original for all purposes.

Section 8.16 No Presumption Against Drafting Party. Each of Parent, the Merger Subs and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COHERUS BIOSCIENCES, INC.

By:	/s/ Dennis M. Lanfear
Name: Dennis M. Lanfear
Title: President and Chief Executive Officer

CRIMSON MERGER SUB I, INC.

By:	/s/ Dennis M. Lanfear
Name: Dennis M. Lanfear
Title: Director

CRIMSON MERGER SUB II, LLC, by its sole member, Coherus BioSciences, Inc.

By:	/s/ Dennis M. Lanfear
Name: Dennis M. Lanfear
Title: President and Chief Executive Officer

SURFACE ONCOLOGY, INC.

By:	/s/ Robert Ross
Name: Robert Ross, M.D.
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

[attached]

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2023 (this “Agreement”), is entered into by and among Coherus Biosciences, Inc., a Delaware corporation (“Parent”), and Computershare Inc., a Delaware corporation, (“Computershare”) and its affiliate Computershare Trust Company, N.A., a federally chartered trust company, jointly as rights agent (collectively, the “Rights Agent”).

RECITALS

WHEREAS, Parent, Crimson Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”), Crimson Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and Surface Oncology, Inc,, a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of June 15, 2023 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Parent, the Merger Subs and Company have agreed that Merger Sub I shall be merged with and into the Company, with the Company surviving that merger and becoming a wholly owned Subsidiary of Parent (the “First Merger”), and, as part of the same overall transaction, promptly after the First Merger, the surviving entity of the First Merger would merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Parent (the “Surviving Entity”), on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to the Merger Agreement, Parent has agreed to provide to (i) the holders of Shares immediately prior to the Effective Time that are validly converted into Merger Consideration (as defined in the Merger Agreement) pursuant to Section 2.1(a) of the Merger Agreement and (ii) the holders of In-the-Money Options and Company RSU Awards (such In-the-Money Options and Company RSU Awards, collectively, “Company Equity Awards”) who are entitled to consideration pursuant to Section 2.2 of the Merger Agreement, in each case pursuant to the Merger Agreement, the right to receive contingent cash payments and/or Parent Common Stock (as determined in the sole discretion of Parent) in accordance with this Agreement (each, a “CVR”) as hereinafter described.

WHEREAS, the Rights Agent is willing to act in connection with the issuance, transfer, exchange and payment of such CVRs as provided herein.

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NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree as follows:

1.	DEFINITIONS

1.1

Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Accounting Standards” means GAAP, consistently applied by Parent, the Surviving Entity, and its and their direct and indirect Subsidiaries.

“Acting Holders” means, at the time of determination, Holders of not less than 50% of the outstanding CVRs, as set forth on the CVR Register.

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediates, controls, is controlled by, or is under control with, such first Person.

“Aggregate CVR Payment Amount” means, with respect to all Holders for any CVR Payment Period, the CVR Payment Amount per Holder for such CVR Payment Period multiplied by the number of CVRs held by all Holders as reflected on the CVR Register as of the close of business on the last day of the applicable CVR Payment Period.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the United States Securities and Exchange Commission or banks in New York City, New York are authorized or required by applicable Law to be closed.

“Calendar Year” means each respective period of 12 consecutive months beginning on January 1 and ending on December 31.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of either Parent or the Surviving Entity on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving either Parent or the Surviving Entity in which Parent or the Surviving Entity, as applicable, is not the surviving entity, or (c) any other transaction involving either Parent or the Surviving Entity in which the stockholders of Parent or the Surviving Entity, as applicable, immediately prior to such transaction own less than 50% of the surviving entity’s voting power immediately after the transaction.

“Closing Date” means the date on which the Closing, as defined in the Merger Agreement, occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Contract” means any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written, including all amendments thereto.

“Covered Agreement” means, collectively and individually, (a) the GSK Agreement, (b) the Novartis Agreement, and (c) if applicable (i) the SRF114 Agreement and (ii) the SRF388 Agreement.

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“CVR Payment Amount” means, with respect to each Holder for any CVR Payment Period in which the Net CVR Payments are greater than $0.00, a dollar amount per CVR equal to the Net CVR Payments during the applicable CVR Payment Period divided by the total number of CVRs reflected on the CVR Register as of the close of business on the last day of the applicable CVR Payment Period and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the last day of the applicable CVR Payment Period (rounded down to the nearest whole cent).

“CVR Payment Period” means each Fiscal Quarter during the CVR Term, with (a) the first CVR Payment Period commencing on the Closing Date and ending on the last day of the Fiscal Quarter in which the Closing Date occurs and (b) the last CVR Payment Period ending on the last day of the Fiscal Quarter in which the last day of the CVR Term occurs.

“CVR Payment Statement” means, for a given CVR Payment Period, a written statement of Parent setting forth in reasonable detail: (a) the Net CVR Payments for such CVR Payment Period; (b) the Gross Payments received during such CVR Payment Period; (c) a delineation and calculation of the Permitted Deductions applicable to such CVR Payment Period (and if any deductions are made pursuant to clause (h) of the definition of Permitted Deductions, Parent shall include a reasonable description of the related Liabilities and a summary of the Merger Agreement terms that required the Company to include such Liabilities in the calculation of Company Net Cash (as defined in the Merger Agreement)) ; (d) the resulting CVR Payment Amount; (e) to the extent that any Gross Payments, Net CVR Payments or Permitted Deductions are recorded in any currency other than United States dollars during such CVR Payment Period, the exchange rates used for conversion of such currency into United States dollars; and (f) whether such CVR Payment Amount will be made as a CVR Stock Payment, CVR Cash Payment, or Combined CVR Cash and Stock Payment.

“CVR Term” means the period beginning on the date of this Agreement and ending 10 years thereafter.

“Development”, “Developing” or “Develop” means non-clinical, pre-clinical, and clinical drug research and development activities and development activities for the purpose of obtaining regulatory approval to conduct clinical trials, whether before or after regulatory approval, including drug metabolism and pharmacokinetics, translational research, toxicology, pharmacology, test method development and stability testing, process and packaging development and improvement, process validation, process scale-up, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, conduct of clinical studies, regulatory affairs, the preparation and submission of regulatory materials, clinical study regulatory activities, and any other activities directed towards obtaining or maintaining regulatory approval, in each case, following the Closing Date and in respect of SRF114 or SRF388, as applicable.

“Dissenting Shares” means each Share (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law.

3

“DTC” means The Depository Trust Company or any successor thereto.

“Effective Time” means the time when the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify the in the Certificate of Merger for the First Merger.

“Equity Award CVR” means a CVR issued to a Holder in respect of a Company Equity Award pursuant to Section 2.2 of the Merger Agreement.

“Excluded Shares” means each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub I immediately prior to the Effective Time.

“Fiscal Quarter” means each of the following three (3)-month periods: January 1 through March 31; April 1 through June 30; July 1 through September 30; and October 1 through December 31.

“Fiscal Year” means the period from January 1 of a Calendar Year through December 31 of the same Calendar Year.

“GAAP” means generally accepted accounting principles in the United States as established by the Financial Accounting Standards Board or any successor entity or other entity generally recognized as having the right to establish such principles in the United States, applied on a consistent basis.

“Gross Payments” means, for any CVR Payment Period, an amount equal to the sum of: (a) the GSK Payment Amount; (b) the Novartis Payment Amount; (c) the SRF114 Payment Amount; and (d) the SRF388 Payment Amount.

“Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“GSK” means GlaxoSmithKline Intellectual Property (No. 4) Limited and its successors or assigns.

“GSK Agreement” means the License Agreement, dated December 16, 2020, between the Company and GlaxoSmithKline Intellectual Property (No. 4) Limited, as it may be amended or supplemented from time to time.

“GSK Payment Amount” means, for each CVR Payment Period, an amount equal to 70% of all milestone- and royalty-based payments actually received, without duplication, by Parent, the Surviving Entity or one or more of their Affiliates during the CVR Payment Period from or on behalf of GSK or its Affiliates under the GSK Agreement, including any payments pursuant to Sections 7.1(b), 7.1(c) and 7.2 of the GSK Agreement.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

4

“Law” means any federal, state local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgement, injunction, decree or other legally enforceable requirement.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Net CVR Payments” means, for the applicable CVR Payment Period, an amount equal to (x) the sum of (a) the GSK Payment Amount, (b) the Novartis Payment Amount, (c) the SRF114 Payment Amount and (d) the SRF388 Payment Amount, minus (y) the Permitted Deductions.

“Novartis” means Novartis Institute for Biomedical Research, Inc. and its successors or assigns.

“Novartis Agreement” means the Collaboration Agreement, dated January 9, 2016, between the Company and Novartis Institute for Biomedical Research, Inc., as it may be amended or supplemented from time to time.

“Novartis Payment Amount” means, for each CVR Payment Period, an amount equal to 70% of all milestone- and royalty-based payments actually received, without duplication, by Parent, the Surviving Entity or one or more of their Affiliates during the CVR Payment Period from or on behalf of Novartis or its Affiliates under the Novartis Agreement, including any payments pursuant to Sections 10.7, 10.8 and 10.9 of the Novartis Agreement.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent Board Resolutions” means a copy of a resolution certified by the secretary or an assistant secretary of Parent to have been duly adopted by the board of directors of Parent and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Parent Common Stock” means the common stock, par value $0.0001 per share, of Parent.

“Parent Stock Price” means $5.2831.

“Permitted Deductions” means the sum of each of the following (as reasonably determined in good faith by Parent in accordance with the Accounting Standards, without duplication):

(a)    any applicable Tax (including any unreimbursed applicable value added or sales Taxes) imposed on the Gross Payments payable by Parent, the Surviving Entity or any of their Affiliates to any Tax authority and, without duplication, any income or other similar Taxes payable by Parent, the Surviving Entity or any of their Affiliates that would not have been incurred by Parent, the Surviving Entity or any of their Affiliates but for the receipt of Gross Payments; provided, that for purposes of calculating income Taxes incurred by Parent, the Surviving Entity or any of their respective Affiliates in respect of the Gross Payments, any such income Taxes shall be computed after reduction for any net

5

operating loss carryforwards or other Tax attributes (including Tax credits) of the Company or any of its Subsidiaries as of the Closing Date that are available to offset such income after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as reasonably determined by Parent’s tax advisor; provided, further, that the Gross Payments shall be treated as the last item of income of Parent, the Surviving Entity or any of their Affiliates, as applicable, in each applicable Tax period (i.e., income Taxes shall be computed after reduction for any net operating loss carryforwards or other Tax attributes (including Tax credits) only if and to the extent that such net operating loss carryforwards or other Tax attributes (including Tax credits) are available after the application of such net operating loss carryforwards or other Tax attributes (including Tax credits) to all other items of income of Parent, the Surviving Entity or any of their Affiliates, as applicable, in each applicable Tax period); and provided, further, that any reasonable out-of-pocket costs or expenses incurred by Parent, the Surviving Entity or their Affiliates in connection with any determination as to the usability of any net operating loss carryforwards or other Tax attributes (including Tax credits) of the Company or any of its Subsidiaries as of the Closing Date, including under Section 382 of the Code, shall be treated as Permitted Deductions;

(b)    any Liabilities incurred by Parent, the Surviving Entity or their Affiliates in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any Covered Agreement, including any costs related to the prosecution, maintenance or enforcement by Parent, the Surviving Entity or any of their Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement or a breach of a Covered Agreement following the Closing Date, by any of Parent, the Surviving Entity, or their Affiliates, including costs incurred in litigation in respect of the same), and including any Liabilities for excise tax under Section 4501 of the Code (as amended by the Inflation Reduction Act of 2022, H.R. 5376) incurred by the Company, Parent, the Surviving Entity or their Affiliates in respect of its performance of this Agreement;

(c)    any Liabilities incurred or accrued by Parent, the Surviving Entity or any of their Affiliates in connection with any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation to this Agreement or any Covered Agreement;

(d)    any Losses incurred or reasonably expected to be incurred by Parent, the Surviving Entity or their Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with this Agreement or any Covered Agreement, including indemnification obligations of Parent, the Surviving Entity or their Affiliates set forth in this Agreement and any Covered Agreement (but excluding any costs related to a breach of this Agreement or a breach of a Covered Agreement by Parent, the Surviving Entity or their Affiliates following the Closing Date, including costs incurred in litigation in respect of the same);

(e)    any Liabilities of Parent resulting from the distribution or issuance of the CVRs (for clarity, not including any consideration payable in respect of the CVRs pursuant

6

to this Agreement), including any Taxes imposed on Parent in connection thereto; provided that any amounts deducted or withheld pursuant to Section 2.4(e) will be deemed to borne by the person in respect of whom such deduction and withholding was made and such amounts will not be treated as Permitted Deductions;

(f)    any reasonable out-of-pocket costs incurred by the Acting Holders pursuant to or in connection with this Agreement, including any accountant or legal fees;

(g)    any fees of the Independent Accountant to be included as Permitted Deductions pursuant to Section 4.7(b) and any fees of any third-party proxy solicitor to be included as Permitted Deductions pursuant to Section 4.2(d), subject to the terms thereof; and

(h)    without duplication, any Liabilities existing or incurred during or prior to the CVR Term that were required to be included in the calculation of Company Net Cash but were not taken into account in the calculation of Company Net Cash as required by the Merger Agreement, as determined in good faith by Parent acting reasonably.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) made by operation of Law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; or (e) as provided in Section 2.6; provided that, with respect to the foregoing clauses (a) – (e), the transferee in such transfer of CVRs shall have provided to Parent an IRS Form W-9 or appropriate IRS Form W-8, as applicable, as soon as practicable following such Permitted Transfer.

“Person” means, an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“SOFR” means, with respect to any period, the daily Secured Overnight Financing Rate provided by the Federal Reserve Bank of New York as the administrator of the benchmark (or a successor administrator) on the Federal Reserve Bank of New York’s website, as of the date two calendar days prior to the first day of such period.

“SRF114” means the proprietary drug product candidate known as of the Closing Date as “SRF114” and developed by or on behalf of the Company prior to or as of the Closing Date, comprising the afucosylated immunoglobulin isotype G1 antibody that binds to chemokine receptor 8 drug substance used by the Company in clinical trials undertaken prior to or as of the Closing Date.

“SRF114 Payment Amount” means for any CVR Payment Period, an amount equal to (a) 25% of any upfront payment (i.e., a payment made in consideration for entering into an

7

agreement or the grant of a license or other right, but not including any milestone-, royalty-based payments or other payments) actually received by Parent, the Surviving Entity or one or more of their Affiliates during the applicable CVR Payment Period under any written and definitive agreement entered into by Parent, the Surviving Entity or any of their Affiliates after the Closing Date granting any third party rights with respect to the development, manufacture or commercialization of SRF114 or any product containing SRF114 in any market outside of the United States and its territories (an “SRF114 Agreement”) minus (b) to the extent not included in the Permitted Deductions or previously deducted from an SRF114 Payment Amount, external and internal costs and expenses incurred by Parent, the Surviving Entity or their Affiliates, as applicable, from and after the Closing Date for or allocable to the Development of SRF114 (including, without limitation, the costs of clinical studies, clinical supply and regulatory-related fees and costs), in each case under this clause (b), as reasonably determined by Parent in good faith in accordance with the Accounting Standards.

“SRF388” means the proprietary drug candidate known as of the Closing Date as “SRF388” and developed by or on behalf of the Company prior to or as of the Closing Date, comprising the wild-type immunoglobulin isotype G1 antibody inhibiting interleukin-27 drug substance used by the Company in clinical trials undertaken prior to or as of the Closing Date.

“SRF388 Payment Amount” means for any CVR Payment Period, an amount equal to (a) 50% of any upfront payment (i.e., a payment made in consideration for entering into an agreement or the grant of a license or other right, but not including any milestone-, royalty-based payments or other payments) actually received by Parent, the Surviving Entity or one or more of their Affiliates during the applicable CVR Payment Period under any written and definitive agreement entered into by Parent, the Surviving Entity or any of their Affiliates after the Closing Date granting any third party rights with respect to the development, manufacture or commercialization of SRF388 or any product containing SRF388 in any market outside of the United States and its territories (an “SRF388 Agreement”) minus (b) to the extent not included in the Permitted Deductions or previously deducted from an SRF388 Payment Amount, all external and internal costs and expenses incurred by Parent, the Surviving Entity or their Affiliates, as applicable, from and after the Closing Date for or allocable to the Development of SRF388 (including, without limitation, the costs of clinical studies, clinical supply and regulatory-related fees and costs), in each case under this clause (b), as reasonably determined by Parent in good faith in accordance with the Accounting Standards.

“Shares” means each share of the Company’s common stock, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time (but excluding any Excluded Shares and Dissenting Shares).

“Subsidiary” means with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

“Tax” or “Taxes” means all U.S. federal, state, local and non-U.S. taxes, assessments, charges, customs, duties, fees, levies or other governmental charges, including, without limitation, income, franchise, margin, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability,

8

transfer, estimated, sales, use, service, license, excise, gross receipts, value-added (ad valorem), add-on or alternative minimum, severance, stamp, occupation, premium, escheat, unclaimed property and all other taxes of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, fines, interest or penalties imposed by any Governmental Entity or any additional amounts attributable or imposed with respect to such amounts.

“Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

1.2

Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; (j) references to any Affiliates of Parent or Subsidiaries of Parent shall be deemed to include the Surviving Entity; (k) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive; and (l) the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; provided, however, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1). The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

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2.	CONTINGENT VALUE RIGHTS

2.1

CVRs. The CVRs represent the contractual rights of the Holders to receive the CVR Payment Amounts, if any, pursuant to this Agreement. The initial Holders will be (a) the holders of Shares that are cancelled as of the Effective Time and converted in the right to receive Merger Consideration pursuant to Section 2.1(a) of the Merger Agreement and (b) the holders of Company Equity Awards that are cancelled as of the Effective Time and converted into the right to receive consideration pursuant to Section 2.2 of the Merger Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

2.2

Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of a CVR that is not a Permitted Transfer shall be null and void ab initio and of no force or effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

2.3	No Certificate; Registration; Registration of Transfer; Change of Address.

a)	The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

b)

Subject to Section 4.1, the Rights Agent will keep a register (the “CVR Register”) for the purpose of identifying the Holders of CVRs, determining the Holders’ entitlement to CVRs, and registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of such Shares or held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of Shares by sending a lump sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of Equity Award CVRs, such CVRs shall initially be registered in the name and address of the holder thereof as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of Shares subject to such Company Equity Awards cancelled in connection with the Merger. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates will have any responsibility or liability whatsoever to any Person under or in connection with this Agreement other than the Holders and the Rights Agent. Both Parent and the Acting Holders may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the Rights Agent by Parent, in the case of a request by Parent, or the applicable Acting Holders, in the case of a request by such Acting Holders. As soon as practicable

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after receipt of such request, the Rights Agent shall deliver a copy of the CVR Register, as then in effect, to, as applicable, Parent at the address set forth in Section 8.1 or to the applicable requesting Acting Holders at an address provided by such Acting Holders.

c)

Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer the CVRs must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, which may include, if applicable, a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify Parent in writing of the same. Parent and the Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by the Holder of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer Tax) will be the responsibility of the transferor.

d)

A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4	Payment Procedures.

a)

No later than forty-five (45) days after the end of each CVR Payment Period during the CVR Term, commencing with the first CVR Payment Period in which Parent or its Subsidiaries receives any Net CVR Payments that are greater than $0.00 for such CVR Payment Period, and for any subsequent CVR Payment Period in which Parent or its Subsidiaries receives any Net CVR Payments that are greater than

11

$0.00 for such CVR Payment Period, Parent shall deliver to the Rights Agent a CVR Payment Statement for the applicable CVR Payment Period, and upon reasonable request by the Acting Holders, Parent shall provide the Acting Holders that made such request with reasonable documentation to support its calculation of Net CVR Payments and the Aggregate CVR Payment Amount for the applicable CVR Payment Period. Within ten (10) Business Days following the delivery of each CVR Payment Statement for the applicable CVR Payment Period, if the Net CVR Payments for such CVR Payment Period are greater than $0.00, subject to Section 2.4(h), Parent shall duly deposit with or transfer to, or cause to be deposited with or transferred to, the Rights Agent, an amount necessary to pay the Aggregate CVR Payment Amount for the applicable CVR Payment Period to all Holders (other than Holders in respect of Equity Award CVRs), with the Aggregate CVR Payment Amount to be in the form of any of the following:

(i)	solely shares of Parent Common Stock (a “CVR Stock Payment”);

(ii)	solely cash ( a “CVR Cash Payment”); or

(iii)	a combination of shares of Parent Common Stock and cash (a “Combined CVR Cash and Stock Payment”).

Subject to Section 4.2(c), Parent shall have the right, in its sole discretion, to elect one of the foregoing (i), (ii) or (iii) in paying any Aggregate CVR Payment Amount payable under this Agreement to the Holders, which election shall be included in the applicable CVR Payment Statement and be irrevocable thereafter. The Aggregate CVR Payment Amount shall be considered paid on the date the Rights Agent has received money or shares of Parent Common Stock sufficient to pay the Aggregate CVR Payment Amount to the Holders (other than Holders in respect of Equity Award CVRs).

b)

The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of the Aggregate CVR Payment Amount deposited with the Rights Agent pursuant to Section 2.4(a), together with any letter of instruction reasonably required by the Rights Agent, send each Holder (other than Holders in respect of Equity Award CVRs) at its address set forth on the CVR Register a copy of the related CVR Payment Statement (which statement may be modified or redacted, at the reasonable request of Parent, so as to provide only the total amount of the Gross Payments, the total amount of Permitted Deductions and the ultimate CVR Payment Amount payable in respect of each CVR, as well as a statement as to whether payment will be in the form of a CVR Stock Payment, a CVR Cash Payment or a Combined CVR Cash and Stock Payment). If the Rights Agent also receives payment of the Aggregate CVR Payment Amount under Section 2.4(a), then within ten (10) Business Days after receipt of each such Aggregate CVR Payment Amount, the Rights Agent will also pay the CVR Payment Amount to each Holder (other than Holders in respect of Equity Award CVRs), with each such Holder receiving:

(i)	if Parent elects a CVR Stock Payment, a number of shares of Parent Common Stock determined by dividing the CVR Payment Amount by the Parent Stock Price;

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(ii)	if Parent elects the CVR Cash Payment, the CVR Payment Amount; and

(iii)

if Parent elects the Combined CVR Cash and Stock Payment: (A) (1) the CVR Payment Amount divided by the Parent Stock Price, multiplied by (2) the percentage of the CVR Payment Amount that Parent has elected to pay in shares of Parent Common Stock, plus (B) (1) the CVR Payment Amount multiplied by (2) the percentage of the CVR Payment Amount that Parent has elected to pay in cash.

Notwithstanding the foregoing, with respect to any CVR Payment Amount that is payable in respect of Equity Award CVRs, Parent shall, as soon as reasonably practicable following the payment date applicable under this Section 2.4(b) (but in any event no later than March 15 of the Calendar Year following the Calendar Year in which the applicable CVR Payment Period concluded), or shall cause an Affiliate thereof (including the Surviving Entity) to, pay such amount, through Parent’s or such Affiliate’s payroll system, or, if applicable, issue the number of shares of Parent Common Stock for distribution by the Rights Agent, in either case, as described in clauses (i), (ii) or (iii) of the first sentence of this Section 2.4(b), to the applicable holders of Equity Award CVRs.

c)

In the event that any CVR Payment Amount payable to the Holders under this Agreement includes shares of Parent Common Stock, Parent and the Rights Agent shall take such actions as are necessary to issue or transfer to each Holder such Holder’s shares of Parent Common Stock, in accordance with applicable Law. Notwithstanding anything to the contrary herein, no fractional shares of Parent Common Stock shall be issued under this Agreement. In lieu of any fractional share of Parent Common Stock otherwise issuable under this Agreement, if any, the Holder shall receive a cash payment, rounded down to the nearest whole cent and without interest, in an amount equal to the product of the Parent Stock Price for the applicable payment and the fraction of a share the Holder would otherwise be entitled to receive. The shares of Parent Common Stock to be issued to Holders pursuant to the foregoing shall be evidenced by properly authorized share certificates registered with Parent’s stock transfer agent, or, at Parent’s discretion, by book-entry registration with Parent’s stock transfer agent.

d)

The CVR Cash Payment or the cash portion of any Combined CVR Cash and Stock Payment payable under this Agreement (including any cash payment in lieu of fractional shares of Parent Common Stock) shall be paid in United States dollars (i) by electronic payment or check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. Eastern Time on the last day of such CVR Payment Period or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the last day of such CVR Payment Period, by wire transfer of immediately available funds to the account specified on such instructions. The portion of any CVR Payment Amount payable in cash shall be rounded down to the nearest cent.

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e)

Parent (or the Surviving Entity or an applicable successor in the case of payments in respect of Equity Award CVRs) shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any CVR Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law, as may reasonably be determined by Parent (or the Surviving Entity or an applicable successor in the case of payments in respect of Equity Award CVRs) or the Rights Agent. Prior to making any such deduction or withholding or causing any such deduction or withholding to be made with respect to any CVR Payment Amount (other than amounts due to Holders in respect of Equity Award CVRs), Parent shall use commercially reasonable efforts to instruct the Rights Agent to, and upon receipt of such instruction in the form of a completed tax instruction letter in the form attached hereto as Exhibit A (the “Tax Instruction Letter”), the Rights Agent shall use commercially reasonable efforts to request an IRS Form W-9 or applicable IRS Form W-8, or any other appropriate forms, from Holders within a reasonable amount of time in order to provide an opportunity for an applicable Holder to provide such forms (or any other necessary Tax forms) in order to mitigate or reduce such withholding. Parent shall use commercially reasonable efforts to, or shall cause the Rights Agent to use commercially reasonable efforts to, take all actions that may be necessary to ensure that any amounts withheld in respect of Taxes are timely remitted to the appropriate Governmental Entity. To the extent any amounts are so deducted and withheld and properly and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and Parent (or the Surviving Entity or an applicable successor) shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause the Rights Agent to, comply with any information reporting requirements under applicable U.S. federal and applicable state and local income Tax Law. In the event any such deduction and withholding are required to be made in respect of any CVR Stock Payment to be received by any Holder in respect of Equity Award CVRs, Parent (or the Surviving Entity or an applicable successor) may satisfy such deduction and withholding by reducing the number of shares of Parent Common Stock to which such Holder otherwise would be entitled under this Agreement by a number of shares equal to (x) the dollar amount of such deduction and withholding divided by (y) the Parent Stock Price. To the extent any amounts are so deducted and withheld in accordance with the previous sentence, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and Parent shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause the Rights Agent to, take all commercially reasonable actions that may be necessary to ensure that any amounts so withheld in respect of Taxes are timely remitted to the appropriate Governmental Entity. All amounts paid in respect of each Equity Award CVR under this Agreement shall be treated for all U.S. federal and applicable state and local income

14

Tax purposes as wages in the year in which the applicable payment is made (and not upon the receipt of such Equity Award CVR). With respect to any such Tax withholdings on payments of such Equity Award CVRs, any such withholding may be made, or caused to be made, by Parent through Parent’s, the Company’s or its applicable Affiliate’s payroll system.

f)

Any portion of any CVR Payment Amount that remains undistributed to the Holders twelve (12) months after the date of the delivery of the CVR Payment Statement will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of its share of the applicable CVR Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

g)

Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any CVR Payment Amount delivered to a public official pursuant to any abandoned property, escheat or other similar Laws. If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a CVR Payment Amount to the applicable Holder, such CVR Payment Amount has not been paid immediately prior to the date on which such CVR Payment Amount would otherwise escheat to or become property of any Governmental Entity, such CVR Payment Amount shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

h)

Notwithstanding the foregoing, Parent will not be obligated to pay any CVR Payment Amounts unless the Aggregate CVR Payment Amount exceeds $1,000,000 in any given CVR Payment Period. If the Aggregate CVR Payment Amount is less than $1,000,000, such amount will be rolled over to the next CVR Payment Period until the unpaid Aggregate CVR Payment Amount exceeds $1,000,000. It is hereby agreed that if the Aggregate CVR Payment Amount does not exceed $1,000,000 in any given CVR Payment Period, Parent shall pay the total amount of the then unpaid Aggregate CVR Payment Amount immediately prior to the termination or expiry of this Agreement. This Section 2.4(h) shall not apply to CVR Payment Amounts payable to Holders in respect of Equity Award CVRs.

i)

Parent and the Rights Agent agree that for all U.S. federal (and applicable state, local and non-U.S.) income Tax purposes, (i) amounts payable pursuant to this Agreement are intended to be treated as deferred contingent purchase price for Shares; and (ii) a portion of such amounts may be treated as interest pursuant to Section 483 or Section 1274 of the Code. The parties hereto agree to file all Tax Returns in a manner consistent with the foregoing Tax treatment and in accordance with a duly completed Tax Instruction Letter unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within

15

the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or non-U.S. Law). Parent represents that it shall instruct Rights Agent on any change in the foregoing tax treatment arising from changes in applicable Tax Law and or any “determination” within the cited Section 1313(a) of the Code et. al.

j)

The parties intend that each Equity Award CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement shall be interpreted and administered in accordance therewith. None of the parties to this Agreement nor any of their employees, directors or representatives shall have any liability to a Holder or transferee or other Person in respect of Section 409A of the Code. Each CVR Payment Amount is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties hereby acknowledge and agree that any CVR Payment Amounts paid out beyond the fifth (5th) anniversary of the Closing Date shall be paid only if such CVR Payment Amounts are subject to a substantial risk of forfeiture under Section 409A of the Code and shall constitute “short-term deferrals” within the meaning of Treas. Reg. §1.409A-1(b)(4).

k)

Commencing with the end of the first CVR Payment Period, if Parent has not delivered to the Rights Agent a CVR Payment Statement pursuant to Section 2.4(a), if the Net CVR Payments for such CVR Payment Period are not greater than $0.00, Parent shall deliver to the Rights Agent a written notice indicating that the Net CVR Payments for such CVR Payment Period are not greater than $0.00 (a “CVR Failure Notice”) accompanied by a statement setting forth, in reasonable detail, a calculation of the Net CVR Payments for the applicable CVR Payment Period. The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of a CVR Failure Notice, send each Holder at its registered address a copy of such CVR Failure Notice and corresponding documentation.

Notwithstanding the foregoing, if Parent determines (in its sole discretion) to file a registration statement (or to amend an existing registration statement) in connection with any CVR Stock Payment or Combined CVR Cash and Stock Payment, Parent shall use commercially reasonable efforts to promptly file and to cause such registration statement to become effective under applicable securities Laws, and any time period set forth for payments in this Section 2.4 will be tolled pending such filing or amendment.

2.5	No Voting, Dividends or Interest; No Equity or Ownership Interest.

a)	The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

b)

The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent or any of its Affiliates.

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c)

Neither Parent and its directors and officers nor any of its Affiliates and their directors and officers will be deemed to have any fiduciary or similar duties to any Holders by virtue of this Agreement or the CVRs.

d)

It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Parent’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that there will not be any Gross Payments, Net CVR Payments or any resulting CVR Payment Amounts. It is further acknowledged and agreed that neither Parent, the Surviving Entity, their Affiliates nor the Rights Agent owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

2.6	Changes in Parent Common Stock.

a)

If shares of Parent Common Stock is changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, any CVR Stock Payment or the stock portion of any Combined CVR Cash and Stock Payment shall be correspondingly adjusted to provide the Holders the same economic effect as contemplated by this Agreement prior to such event.

b)

If, as a result of any reorganization, recapitalization, reclassification, or other similar change in shares of Parent Common Stock, the outstanding shares of Parent Common Stock is exchanged for a different kind, class or series of shares or other securities of Parent, an appropriate adjustment to the kind, class or series of shares or other securities subject to the CVRs and this Agreement shall be made.

2.7

Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in such Holder’s CVRs by transferring such CVRs to Parent or to a Person nominated by Parent without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent (with a copy to the Rights Agent). Nothing in this Agreement shall prohibit Parent or any Person nominated by Parent from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion (it being understood that Parent shall promptly notify the Rights Agent of any CVRs acquired by Parent or any Person nominated by Parent, and each such acquired CVR shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Section 6).

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3.	THE RIGHTS AGENT

3.1	Certain Duties and Responsibilities.

a)

Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent will not have any liability for any actions taken, suffered, or not taken in connection with this Agreement, except to the extent such liability arises as a result of the Rights Agent’s willful misconduct, bad faith or gross negligence (which willful misconduct, bad faith or gross negligence must be determined by a court of competent jurisdiction in a final and non-appealable judgment).

b)

The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at Law or otherwise or to make any demand upon Parent.

3.2

Certain Rights of the Rights Agent. Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions hereof, the Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

a)

the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by the proper party or parties;

b)

whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting to take any action hereunder, the Rights Agent may rely upon an Officer’s Certificate delivered to the Rights Agent, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith, or willful misconduct (each as determined by a final non-appealable judgement of a court of competent jurisdiction) on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered, or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate;

c)

the Rights Agent may engage and consult with counsel of its selection and the advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it in reliance thereon in the absence of bad faith, gross negligence or willful misconduct

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(each as determined by a final non-appealable judgement of a court of competent jurisdiction) on the part of the Rights Agent in the selection and continued employment of such counsel;

d)	the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

e)	the Rights Agent will not be required to give any note or surety in respect of the execution of its powers under, or otherwise in respect of the premises of, this Agreement;

f)

Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless from and against, any losses, liability, damage, judgement, fine, penalty, claim, demands, suits or expenses (“Losses”) for any action taken, suffered or incurred by the Rights Agent arising out of or in connection with the execution, acceptance, administration, exercise and performance by the Rights Agent of its duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any Loss, unless such Loss has been determined by a final non-appealable judgement of a court of competent jurisdiction to be a result of the Rights Agent’s fraud, willful misconduct, bad faith or gross negligence;

g)

Notwithstanding anything in this Agreement to the contrary, (i) in no event shall the Rights Agent be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits) arising out of any act or failure to act hereunder, even if the Rights Agent has been advised of the likelihood of such loss or damage or has foreseen the possibility or likelihood of such damages and (ii) the aggregate liability of the Rights Agent arising in connection with this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amount paid or payable hereunder by Parent to the Rights Agent as fees and charges during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought;

h)

Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement in accordance with the fee schedule agreed upon in writing by the Rights Agent and Parent and incorporated herein by reference (the “Fee Schedule”); and (ii) to reimburse the Rights Agent for all reasonable and necessary out-of-pocket expenses and other charges of any kind and nature paid or incurred by it in connection with the preparation, delivery, negotiation or amendment of this Agreement and the administration, exercise or performance by the Rights Agent of its duties hereunder, including all taxes (other than personal property taxes, corporate excise or privilege taxes, property or license taxes, taxes relating to the Rights Agent’s personnel, and taxes imposed on or measured by the Rights Agent’s gross revenues, net income and franchise or similar taxes imposed on it (in lieu of net income taxes));

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i)	the Rights Agent shall act hereunder solely as agent for Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or Holders of the CVRs;

j)

the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

k)

the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent) and the enforceability of this Agreement against the Rights Agent, assuming the due execution and delivery hereof by Parent; nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

l)

no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

m)

the Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice;

n)

the Rights Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of the Merger Agreement or any Covered Agreement, nor shall the Rights Agent be required to determine if any Person has complied with the Merger Agreement or any Covered Agreement, nor shall any additional obligations of the Rights Agent be inferred from the terms of the Merger Agreement or any Covered Agreement even though reference thereto may be made in this Agreement;

o)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder (i) itself (through its directors, officers, or employees) or (ii) through its agents, representatives, attorneys, custodians and/or nominees and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such agents, representatives, attorneys, custodians and/or nominees, absent their gross negligence, bad faith or willful or intentional misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof; and

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p)	The indemnification provided by Parent to Rights Agent pursuant to this Section 3.2 shall survive the resignation, replacement or removal of the Rights Agent and the termination of this Agreement.

3.3	Resignation and Removal; Appointment of Successor.

a)

The Rights Agent may resign at any time by giving written notice thereof to Parent and the Holders, specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days prior to the date so specified. Parent has the right to remove the Rights Agent at any time by a Parent Board Resolution specifying a date when such removal will take effect. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least thirty (30) days prior to the date so specified.

b)

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other stockholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under this Section 3.3(b). The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of the transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 3.3(b). If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3 or becomes incapable of acting, Parent, by Parent Board Resolutions, will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent or any Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

c)

Parent will give notice to the Holders of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent in accordance with Section 8.2. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3(c), however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agents, as the case may be.

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d)

The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

3.4

Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, duties and trusts of the retiring Rights Agent, except such rights which survive its resignation or removal under this Agreement.

3.5

Holding of Funds. All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of services hereunder (the “Funds”) shall be held by Computershare as agent for Parent and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Computershare shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits. Computershare shall not be obligated to pay such interest, dividends or earnings to the Parent, any Holder, or any other Person.

4.	COVENANTS

4.1

List of Holders. Parent will furnish or cause to be furnished to the Rights Agent, in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders of such securities within fifteen (15) Business Days after the Effective Time. Until such list of Holders is furnished to the Rights Agent, the Rights Agent shall have no duties, responsibilities or obligations with respect to keeping the CVR Register, providing notices or making payments to such Holders.

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4.2	Payment of CVR Payment Amounts.

a)

If any Net CVR Payments have been received by Parent, the Surviving Entity or their Affiliates during any CVR Payment Period in accordance with this Agreement, Parent will, promptly (but in any event no later than ten (10) Business Days) following the delivery of the applicable CVR Payment Statement to the Rights Agent, deposit with or transfer to the Rights Agent, for payment or issuance to the Holders in accordance with Section 2.4, the aggregate amount of cash or shares of Parent Common Stock necessary to pay the applicable CVR Payment Amount to each Holder (other than cash payments to Holders of Equity Award CVRs, in respect of which any CVR Payment Amount shall be paid in accordance with Section 2.4(a)). Absent sufficient deposits by Parent, the Rights Agent shall have no duty to make payments to the Holders.

b)	For the avoidance of doubt, no payments shall be made in respect of any CVRs if the Net CVR Payments during any CVR Payment Period are less than $0.00.

c)

Notwithstanding anything to the contrary in this Agreement and the Merger Agreement, if at the time of the determination of the Aggregate CVR Payment Amount pursuant to Section 2.4, in the good faith reasonable judgment of Parent, after consulting with its Tax advisor, the aggregate value of the Upfront Consideration (as defined in the Merger Agreement) paid in shares of Parent Common Stock and any CVR Stock Payments is not at least 40% of the aggregate value of the total consideration payable to the holders of Shares pursuant to the Merger Agreement and this Agreement (the “Reorg Threshold”), then the portion of any CVR Payment Amounts that is comprised of CVR Cash Payments shall be reduced to the extent necessary to satisfy the Reorg Threshold, and, subject to the following sentence, the portion of any CVR Payment Amounts that is comprised of CVR Stock Payments shall be increased by an amount equal to the amount by which the CVR Cash Payments are so reduced. Notwithstanding anything else to the contrary in this Agreement, subject to Section 4.2(d), in no event shall the aggregate number of shares of Parent Common Stock issuable under this Agreement exceed such number of shares that (in the good faith determination of Parent’s Board of Directors, and after consultation thereby with outside legal counsel) would require Parent to obtain stockholder approval under applicable Nasdaq rules and requirements (the “Nasdaq Rules”).

d)

If any CVR Payment Amounts payable under this Agreement in the form of a CVR Stock Payment are otherwise prohibited or limited as a result of the last sentence of Section 4.2(c) (a “Prohibited CVR Payment”), Parent shall deliver written notice thereof to the Rights Agent (the “Prohibited CVR Payment Notice”), and the Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of the Prohibited CVR Payment Notice from Parent, send each Holder at its registered address a copy of the Prohibited CVR Payment Notice. During the 30 Business Day period after delivery of the Prohibited CVR Payment Notice by the Rights Agent to the Holders, the Acting Holders may, by delivery of written notice to Parent and the Rights Agent (the “Acting Holder Request”), request that Parent

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seek to obtain the stockholder approval required pursuant to Nasdaq Listing Rule 5635 and any related Nasdaq Rules in order to permit the issuance of shares of Parent Common Stock necessary to make the Prohibited CVR Payment (and any other CVR Payment Amounts that are then reasonably anticipated to be made under this Agreement) in the form of a CVR Stock Payment (the “Parent Stockholder Matter”). Following receipt of the Acting Holder Request, Parent shall use such commercially reasonable efforts required to (i) promptly file with the U.S. Securities and Exchange Commission a proxy statement in preliminary and definitive form (as amended or supplemented from time to time, the “Parent Proxy Statement”) to be sent to Parent’s stockholders in connection with a special meeting of Parent’s stockholders for the Parent Stockholder Matter and (ii) convene and hold such special meeting of Parent’s stockholders (the “Parent Special Meeting”). All reasonable and documented fees and expenses of any third-party proxy solicitor engaged by Parent in connection with the Parent Special Meeting shall constitute Permitted Deductions. If the Acting Holders deliver the Acting Holder Request, Parent shall not be required to make the related Prohibited CVR Payment(s) unless and until the Parent Stockholder Matter has been validly approved by Parent’s stockholders at the Parent Special Meeting, and all time periods applicable to the payment of any related Prohibited CVR Payment(s) shall be tolled until the Parent Stockholder Matter is validly approved. If the Acting Holders do not deliver the Acting Holder Request, or if the Parent Stockholder Matter is rejected by Parent’s stockholders at the Parent Special Meeting, the related Prohibited CVR Payment(s) shall not be payable under this Agreement. Parent shall have no liability to any Holder or any other Person if the Parent Stockholder Matter is rejected by Parent’s stockholders and, as a result, the related Prohibited CVR Payment(s) are not payable pursuant hereto. Parent’s sole obligation under this Section 4.2(d) is to use commercially reasonable efforts to take the actions required under this Section 4.2(d). The foregoing notwithstanding, Parent shall not be required to solicit approval of the Parent Stockholder Matter, prepare or file the Parent Proxy Statement or convene the Parent Special Meeting if, in the good faith judgment of Parent’s Board of Directors (after consultation thereby with outside legal counsel), such actions would be materially detrimental to Parent, in which case Parent’s Board of Directors may cause Parent to defer the taking of such actions until such time as the taking of such actions would not be materially detrimental to Parent (as determined in the good faith judgment of Parent’s Board of Directors, and after consultation thereby with outside legal counsel), and Parent shall deliver notice of such deferral to the Acting Holders that submitted the Acting Holder Request. The Holders may only exercise their right to deliver an Acting Holder Request once, and Parent shall have no obligation to convene a Parent Special Meeting and take the other related actions required under this Section 4.2(d) more than once.

4.3	Direction and Control of Business.

a)

Subject to Section 4.4, Parent and its Affiliates shall have the right, in their sole and absolute discretion, to direct and control the research, development, commercialization and other exploitation of the SRF114 program and SRF388 program controlled by the Company prior to the Closing Date and by Parent, the

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Surviving Entity and their Affiliates after the Closing Date (the “SRF114 Program” and “SRF388 Program”, respectively) in all respects, including any determination to test, develop, pursue, market, make any regulatory filings or seek regulatory approval with respect to, commence or continue any sale of, or make any other strategic decisions affecting, either or both of the SRF114 Program and the SRF388 Program.

b)

Notwithstanding the foregoing, nothing in this Agreement shall be construed as requiring Parent, the Surviving Entity or any of their Affiliates to continue or institute any clinical trials of or seek regulatory approval for either SRF114 or SRF388 or commence any sales of either such product in any jurisdiction and any determination by Parent, the Surviving Entity and any of their Affiliates with respect to the foregoing shall be made in Parent’s, the Surviving Entity’s or their Affiliates’ sole and absolute discretion. None of Parent, the Surviving Entity or any of their Affiliates shall have any liability to any Holder because none of Parent, the Surviving Entity or their Affiliates negotiate, execute and enter into an SRF114 Agreement or SRF388 Agreement. The Rights Agent acknowledges and agrees, on behalf of itself and each Holder, that there is a possibility no Gross Payments or Net CVR Payments will be received during the CVR Term.

c)

For the avoidance of doubt and subject to Section 4.4, nothing in this Agreement shall prevent Parent, the Surviving Entity or their Affiliates from terminating either or both of the SRF114 Program or the SRF388 Program, in whole or in part, following a determination by the Parent’s Board of Directors (exercising is business judgment in good faith) to terminate either or both of the SRF114 Program or the SRF388 Program, in whole or in part.

4.4	Covenant to Comply.

a)

Notwithstanding anything to the contrary herein, during the CVR Term, Parent will not, and Parent will cause the Surviving Entity and its other Affiliates to not, (i) enter into, amend or otherwise modify any Covered Agreement or (ii) materially breach any of the terms and conditions under any of the Covered Agreements, in each case ((i) and (ii)), in a manner that would or would reasonably be expected to adversely impact the interests of the Holders or the related Net CVR Payments in any material respect; provided that nothing in this Section 4.4(a) shall prohibit Parent, the Surviving Entity or this Affiliates from entering into the initial SRF114 Agreement or the initial SRF388 Agreement, as applicable, on terms and conditions negotiated by Parent or its Affiliates in their discretion.

b)

Parent shall cause the Surviving Entity and Parent’s and the Surviving Entity’s Affiliates to comply with the terms of this Agreement and the Covered Agreements (to the extent subject thereto), and Parent shall be responsible for any breaches of this Agreement or the Covered Agreements (to the extent subject thereto) which are caused by the Surviving Entity or the Surviving Entity’s or Parent’s Affiliates.

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4.5

Books and Records. Parent shall, and shall cause its Affiliates to, keep true, correct, complete and accurate records in sufficient detail to enable the Holders and the Independent Accountant to determine the amounts payable hereunder.

4.6

Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.7

Parent Stock Issuance. If Parent elects to pay the applicable CVR Payment Amount as either a CVR Stock Payment or a Combined CVR Cash and Stock Payment, Parent shall use commercially reasonable efforts to promptly cause the shares of Parent Common Stock to be issued in connection with such payment to be listed on Nasdaq (or such other stock exchange on which the Parent Common Stock may be then listed), subject to official notice of issuance, prior to the applicable issuance date. Parent shall use commercially reasonable efforts to promptly take all actions reasonably required to be taken under state securities Laws in connection with the CVR Stock Payment or stock portion of the Combined CVR Cash and Stock Payment.

4.8	Audit Rights.

a)

Until one year after the end of the CVR Term (the “Review Request Deadline”), upon the written request of the Acting Holders (such requesting Acting Holders, the “Audit Rights Acting Holders”) provided to Parent not less than thirty (30) days in advance (such request not to be made more than two times during any Fiscal Year), Parent shall promptly provide such Audit Rights Acting Holders with reasonable documentation to support its calculation of Net CVR Payments, and shall make its financial personnel reasonably available to one designee appointed as representative of the Audit Rights Acting Holders to discuss and answer such Audit Rights Acting Holders’ questions regarding such calculations. If the designee of the Audit Rights Acting Holders does not agree with Parent’s calculations, and such designee and Parent fail to agree on the matter under dispute within 20 Business Days after the Audit Right Acting Holders request documentation supporting Parent’s calculation, Parent shall permit one independent certified public accounting firm of nationally recognized standing selected by the applicable designee and reasonably acceptable to Parent (the “Independent Accountant”), to have access at reasonable times during normal business hours to the books and records of Parent, the Surviving Entity and their Affiliates solely as may be reasonably necessary to evaluate and verify, for such applicable CVR Payment Period only, Parent’s calculations of the Gross Payments, Net CVR Payments and the Aggregate CVR Payment Amount hereunder; provided that (i) Parent may redact documents and information not relevant to the evaluation and verification of such calculations pursuant to this Section 4.7(a), (ii) such Independent Accountant and the Audit Rights Acting Holders and their designee shall each enter into a customary confidentiality agreement reasonably satisfactory to Parent with respect to the confidential information of Parent, the Surviving Entity or their Affiliates to be furnished pursuant to this Section 4.7, (iii) such access does not unreasonably

26

interfere with the conduct of the business of Parent, the Surviving Entity or any of their Affiliates, and (iv) such Independent Accountant shall disclose to the designee of the Audit Rights Acting Holders and Rights Agent only whether any Aggregate CVR Payment Amount was payable by Parent during the applicable CVR Payment Period and, if applicable, whether the Independent Accountant determined that an Aggregate CVR Payment Amount that was properly due was not paid to the Rights Agent (or that the amount of such payment was less than the amount due) (a “CVR Shortfall”).

b)

In the event of a CVR Shortfall, Parent shall pay the applicable amount of the CVR Shortfall to the Rights Agent in accordance with Section 2.4 for further distribution to the Holders by the Rights Agent in accordance with Section 2.4. Parent shall pay such amount of CVR Shortfall within twenty (20) Business Days after the date the Independent Accountant delivers to Parent and the designee of the Audit Right Acting Holders the Independent Accountant’s written report with respect thereto, plus interest calculated at the rate of SOFR, plus one percent (1%) per annum or the maximum rate allowed by applicable law, whichever is lower, from when such CVR Shortfall should have been paid to the date of the actual payment. In the event of a CVR Shortfall, the fees of the Independent Accountant shall be paid by Parent. Otherwise, the fees of the Independent Accountant shall be a Permitted Deduction under this Agreement.

5.	AMENDMENTS

5.1	Amendments without Consent of Holders.

a)

Without the consent of any Holders or the Acting Holders, Parent, when authorized by Parent Board Resolutions and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in, and subject to, Section 8.3.

b)

Without the consent of any Holders or the Acting Holders, Parent, when authorized by Parent Board Resolutions, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)	to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)

to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that, in each case, such provisions do not adversely affect any interests of the Holders;

(iii)	to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make

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any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect any interests of the Holders;

(iv)

as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(v)	as may be necessary to comply with or be exempt from the requirements of Section 409A of the Code;

(vi)	to cancel or reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 2.6;

(vii)	as may be necessary or appropriate to ensure that Parent complies with applicable Law; provided that in each case, such amendment shall not adversely affect the interests of the Holders; or

(viii)

any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change adversely affects the interests of the Holders.

c)

Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will, at Parent’s expense, deliver (or cause the Rights Agent to deliver) a notice thereof in accordance with Section 8.2 to the Holders, setting forth such amendment.

5.2	Amendments with Consent of Holders.

a)

Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Acting Holders, Parent, when authorized by Parent Board Resolutions, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Acting Holders:

(i)

modify in a manner adverse to the Holders (A) any provision contained herein with respect to the termination of this Agreement or the CVRs, (B) the time for, and amount of, any payment to be made to the Holders pursuant to this Agreement, or (C) the definition of CVR Payment Amount or Gross Payments;

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(ii)	reduce the number of CVRs (except as contemplated by Section 5.1(b)(vi)); or

(iii)

modify any provisions of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived.

b)

No amendment pursuant to this Section 5.2 shall adversely affect the interest of a Holder (in its capacity as a Holder) relative to the interests of all Holders, without the prior written consent of the affected Holder.

c)

Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will, at Parent’s expense, mail or deliver (or cause the Rights Agent to mail or deliver) a notice thereof in accordance with Section 8.2 to the Holders, setting forth such amendment.

5.3

Execution of Amendments. In executing any amendment permitted by this Section 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent and reasonably acceptable to the Rights Agent, each stating that the execution of such amendment is authorized or permitted by this Agreement. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Parent. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own obligations, rights, privileges, powers, immunities, covenants or duties under this Agreement or otherwise and the Rights Agent shall not be bound by amendments not executed by it.

5.4

Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

6.	REMEDIES OF THE HOLDERS

6.1

Event of Default. An “Event of Default” with respect to the CVRs, means any of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Entity):

a)

default in the payment by Parent pursuant to the terms of this Agreement of all or any part of a CVR Payment Amount after a period of ten (10) Business Days after such CVR Payment Amount shall become due and payable; or

b)

material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a payment default subject to Section 6.1(a)), and continuance of such default or breach for a period of 30 days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “notice of default” hereunder and is sent by registered or certified mail to Parent and the Rights Agent by the Acting Holders.

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If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders by notice in writing to Parent and to the Rights Agent, may, in their discretion, commence a legal proceeding to protect the rights of the Holders, including to obtain damages or payment for any amounts then due and payable. Notwithstanding anything herein to the contrary, damages directly resulting from and in the event of an Event of Default shall be the sole and exclusive remedy of any and all Holders for any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement or the CVRs, or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby, and the Rights Agent, Parent and its Affiliates shall not be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits).

The foregoing provisions of this Section 6.1, however, are subject to the condition that if, at any time after the Acting Holders shall have commenced such proceeding, and before any award shall have been obtained, Parent shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Rights Agent, may waive all defaults that are the subject of such proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

6.2

Limitations on Suits by Holders. Except for the rights of the Rights Agent expressly set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders, will be entitled to exercise such rights. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a CVR Payment Statement indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

6.3

Control by Acting Holders. Subject to the last sentence of Section 6.2, the Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Holders under this Agreement, or exercising any power conferred on the Holders by this Agreement; provided that such direction shall not be otherwise than in accordance with applicable Law and the provisions of this Agreement.

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7.	OMITTED

8.	OTHER PROVISIONS OF GENERAL APPLICATION

8.1

Notices to Rights Agent and Parent. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

If to the Rights Agent:

Computershare Inc.

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Attention: Client Services

If to Parent:

Coherus Biosciences, Inc.

333 Twin Dolphin Drive, Suite 600

Attention: General Counsel

with a copy to (which shall not constitute notice):

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

Attention: Lowell Dashefsky; Michael Penney

E-mail: Lowell.Dashefsky@arnoldporter.com; Michael.Penney@arnoldporter.com

The Rights Agent or Parent may specify a different address by giving notice in accordance with this Section 8.1.

8.2

Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

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8.3

Parent Successors and Assigns. Parent may not assign this Agreement without the prior consent of the Acting Holders; provided, however, Parent may assign any or all of its rights, interests and obligations hereunder, in its sole discretion and without the consent of the Acting Holders or any other Person, (i) to any controlled Affiliate of Parent (an “Assignee”), but only for so long as the Assignee remains a controlled Affiliate of Parent and provided that the Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement; provided further that, in connection with any assignment to an Assignee, Parent shall, and shall agree to, remain liable for the performance by the Assignee of all obligations, duties and covenants of Parent under this Agreement, or (ii) in connection with a Change of Control; provided, that, in the case of a Change of Control as defined in clauses (a) and (b) of the definition of “Change of Control”, unless otherwise consented to by the Acting Holders, any applicable CVR Payment Amount due and payable pursuant to the terms of this Agreement shall be paid solely in cash, unless the acquiring Person has equity securities listed on Nasdaq (or another stock exchange) and such acquiring Person has a market capitalization equal to or greater than the market capitalization of Parent as of the Effective Time, in which case the successor may pay any applicable CVR Payment Amount in cash, stock, or a combination of cash and stock in accordance with this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, Parent’s successors and each Assignee. The Rights Agent may not assign this Agreement without Parent’s prior written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 8.3 shall be void and of no effect.

8.4

Benefits and Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, the Rights Agent’s permitted successors and assigns, Parent, Parent’s successors and assigns, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, (a) except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and, with the exception of Section 6.2(b), no individual Holder or other group of Holders will be entitled to exercise such rights and (b) any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.

8.5	Governing Law; Dispute Resolution.

a)

This Agreement, the CVRs and all actions arising under this Agreement or in connection herewith or therewith shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any other jurisdiction other than the State of Delaware.

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b)

Subject to Section 4.7, in any action or proceeding arising out of or relating to this Agreement or any of the CVRs: (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties); and (ii) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.2. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

c)

EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE). EACH PARTY HERETO (A) MAKES THIS WAVIER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCTED TO ENTER INTO THIS AGREEMENT BY, AND AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.5(C).

8.6

Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision. If any excluded provision, or the application thereof, shall materially and adversely affect the rights, immunities, liabilities, duties, responsibilities or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to the Parent.

8.7

Counterparts and Signature. This Agreement may be executed in multiple counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

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8.8

Termination. This Agreement will expire and be of no force and effect, the parties will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent or any other rights of the Rights Agent which expressly survive the termination of this Agreement), and no additional payments will be required to be made, upon the later of (i) the conclusion of the CVR Term, (ii) the payment of all Aggregate CVR Payment Amounts to the Rights Agent required to be paid under this Agreement and the payment of the full amount of all CVR Payment Amounts to the Holders (other than holders of Equity Award CVRs) by the mailing by Rights Agent to the address of such Holders reflected in the CVR Register, and (iii) if a written request is received before the Review Request Deadline, the decision of the Independent Accountant (and, if applicable, payment of any CVR Shortfall as determined by the Independent Accountant to be owed by the Parent) pursuant to Section 4.7.

8.9

Entire Agreement. As it relates to the Rights Agent, this Agreement and the Fee Schedule constitute the entire agreement of the parties hereto, notwithstanding the reference to any other agreement herein, including the Merger Agreement, and supersedes all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties hereto, with respect to the subject matter hereof. As between Parent and the Company, this Agreement and the Merger Agreement (including the documents and instruments referred to herein and therein) contain the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

8.10

Confidentiality. The Rights Agent and the Parent agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court or Governmental Entity of competent jurisdiction or is otherwise required by law or regulation, including SEC or Nasdaq Rules, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

8.11

Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control, including acts of God, terrorist acts, pandemics, epidemics, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

COHERUS BIOSCIENCES, INC.
By:
Name:
Title:
COMPUTERSHARE TRUST COMPANY, N.A., COMPUTERSHARE INC., on behalf of both entities
By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

EXHIBIT 99.1

Coherus to Acquire Surface Oncology

– Surface acquisition and potential toripalimab approval will transform Coherus into an I-O company with multiple next-generation immunotherapies in clinical development funded by growing revenues –

– Acquisition significantly advances Coherus’ I-O pipeline with anti-IL-27 and anti-CCR8 clinical programs–

– Stock for stock transaction valued at up to $65 million, an approximate three-fold premium over Surface’s anticipated net cash of $20 to $25 million at closing; Surface shareholders will also receive CVRs based on potential future payments for previously partnered assets and for potential ex-US licensing –

- Coherus projects $48—53 million of net product revenue in 2Q 2023, and affirms prior FY 2023 revenue and expense guidance –

– Companies to host joint conference call at 8:30 am ET / 5:30 am PT today –

REDWOOD CITY, Calif. and CAMBRIDGE, MASS., June 16, 2023 — Coherus BioSciences, Inc. (Coherus, Nasdaq: CHRS) and Surface Oncology, Inc. (Surface, Nasdaq: SURF) today announced that the companies have entered into a definitive merger agreement providing that, at the closing, Coherus will acquire Surface Oncology, a clinical-stage immuno-oncology (I-O) company developing next-generation immunotherapies that target the tumor microenvironment. The Surface acquisition adds two differentiated clinical stage assets to Coherus’ novel I-O pipeline: SRF388, a novel IL-27-targeted antibody currently being evaluated in Phase 2 clinical trials in lung cancer and liver cancer, and SFR114, a CCR8-targeted antibody currently in a Phase 1/2 study as a monotherapy in patients with advanced solid tumors.

The transaction was unanimously approved by the boards of directors of both companies and is expected to close in the third quarter of 2023.

“This transaction is well-timed, as it coincides with the accelerating growth of our biosimilar revenues driven by the launch of Cimerli® and near-term launch of Yusimry®. With the agreement to acquire Surface and the expected near-term approval of toripalimab, Coherus is positioned to become one of the very few I-O companies with demonstrated commercial expertise, significant product revenues, and unique, competitively positioned R&D programs addressing critical unmet medical needs,” said Denny Lanfear, Chairman and Chief Executive Officer of Coherus. “Toripalimab has recently demonstrated potentially practice-changing overall survival data in nasopharyngeal carcinoma, and its differentiated mechanism of action defines it as a next-generation PD-1. Existing marketed PD-1’s transformed the treatment of cancer over the past decade but are effective in only a minority of patients. Additional overall survival gains must come from novel combinations that more broadly target the cancer immunity cycle. The addition of Surface’s IL-27 and CCR8 antibodies expands our next-generation I-O pipeline beyond checkpoint inhibition to agents targeting immune-suppressive mechanisms of the tumor microenvironment.”

Commenting on the merger, Rob Ross, MD, President and Chief Executive Officer, Surface said, “This combination presents a rare opportunity for two complementary organizations to join together and forge something that is greater than the sum of its parts. By augmenting Coherus’ existing capabilities and infrastructure with Surface’s innovative pipeline and deep I-O expertise, Coherus is well positioned to develop important I-O medicines for patients which deliver real value for the shareholders of both companies.”

Regarding the SRF388 data, Dr. Ross added, “While still early, the new hepatocellular carcinoma (HCC) data are encouraging and suggest that when administered in triplet combination with checkpoint and VEGF inhibitors, SRF388 holds exciting potential to improve the treatment paradigm for liver cancer. Based on the growing body of data in HCC, non-small-cell lung cancer (NSCLC) and renal cell carcinoma (RCC), SRF388 would be a compelling agent to study in combination with toripalimab in many highly prevalent tumor types.”

Benefits of the Transaction

Strengthens Coherus’ pipeline with global rights to innovative, competitively positioned, clinical-stage I-O assets

•

SRF388, the only IL-27 targeted antibody in clinical development worldwide, has demonstrated monotherapy activity in multiple tumor types and is currently being evaluated in Phase 2 clinical trials in lung cancer and liver cancer as monotherapy and in combination with checkpoint inhibitors.

•	SRF114, a high affinity, fully human IgG1 antibody demonstrated to bind exclusively to CCR8, has established proof of mechanism with pharmacodynamic activity observed in the ongoing Phase 1 trial.

•	SRF388 and SRF114 have potential as monotherapy and as combination treatments with otherI-O agents, including Coherus’ toripalimab.

Expands Coherus’ I-O franchise to the treatment of tumor types with significant unmet needs

•	Coherus plans to launch toripalimab directly upon approval by the United States Food and Drug Administration (FDA) for nasopharyngeal carcinoma.

•	Coherus plans to evaluate SRF388 and SRF114 as monotherapies and in combination with toripalimab for lung cancer, head and neck cancer, and certain other tumor types.

•

Novel I-O clinical development will extend Coherus’ reach in oncology and expand physician experience with toripalimab. Combinations of toripalimab with SRF388 or SRF114 could yield net sales from multiple Coherus proprietary I-O agents.

Positive financial impact

•

$20—$25 million in Surface net cash projected at closing will strengthen Coherus’ balance sheet and fund ongoing SRF388 and SRF114 clinical trials through year-end 2024, beyond significant value inflection points in 2023 and 2024.

•

Pipeline prioritization enabled by the acquisition will focus clinical development activities on competitively positioned I-O programs and reduce budgeted R&D spending by at least $50 million through 2025.

•	Potential out-licensing of ex-US rights to SRF388 and SRF114 could raise significant non-dilutive capital in 2024 and 2025.

Transaction Details

Under the terms of the agreement, Coherus will issue shares of its common stock at a price of $5.2831 per share to acquire all outstanding shares of Surface stock for a total value equal to the sum of $40 million plus Surface’s net cash at closing of the transaction (currently expected to be between $20 and $25 million). Surface shareholders will also receive CVRs for 70% of milestone and royalty-based value of existing programs with Novartis AG (NZV930) and GSK plc (GSK4381562), as well as CVRs for 25% of upfront payments made pursuant to potential ex-US licensing agreements for SRF114 and 50% of upfront payments made pursuant to potential ex-US licensing agreements for SRF388, subject to certain deductions as set forth in the contingent value rights agreement. Amounts under these CVRs are payable for a period of ten years following the closing of this transaction.

The transaction was unanimously approved by the boards of directors of both companies and is expected to close in the third quarter of 2023. The closing of the transaction is subject to certain conditions, including Surface shareholder approval; the availability at closing of at least $19.6 million of Surface cash net of short-term and long-term liabilities, transaction expenses, and other obligations; and other customary conditions. In conjunction with the transaction announcement, Surface is implementing a workforce reduction of approximately 50% of its employees.

Truist Securities is acting as financial advisor and Arnold & Porter Kaye Scholer LLP and Latham & Watkins LLP are acting as legal advisors to Coherus. Wedbush Securities Inc. is acting as exclusive strategic financial advisor and Goodwin Procter LLP is acting as legal advisor to Surface.

Coherus financial guidance

For Q2 2023, Coherus expects to report at least $48—53 million of net product revenue from sales of UDENYCA® and CIMERLI®. For the fiscal year 2023, Coherus continues to project net revenues in excess of $275 million, including at least $100 million from net sales of CIMERLI®, with the balance comprising net sales of UDENYCA®, YUSIMRY™ and toripalimab. Additionally, Coherus affirms prior guidance for full year 2023 combined R&D and SG&A expenses in the range of $315 to $335 million, including approximately $50 million of stock-based compensation expense and excluding the Surface Oncology acquisition cost as well as any potential collaboration upfront payments to Klinge Pharma for the in-license of its Eylea® biosimilar program or milestone payments to Junshi Biosciences due upon U.S. approval of toripalimab.

Surface program updates

SRF388, a novel antibody targeting IL-27

•

In the Phase 2 study evaluating SRF388 as a monotherapy in NSCLC, two confirmed partial responses were observed as of the data cut-off (April 14, 2023) in PD-L1 negative or low patients with squamous NSCLC, as well as one confirmed report of durable disease stabilization in a patient with adenocarcinoma. All 3 of these patients were previously treated with PD-(L)1 antibodies. The overall response rate (ORR) in the subset of patients with squamous NSCLC (n=2/6) was 33% in this data cut.

•

Surface has fully enrolled the lead-in stage of the Phase 2 trial investigating SRF388 in combination with atezolizumab and bevacizumab for patients with first-line advanced hepatocellular carcinoma (n=30). In an early data cut (April 2023) with an average of 15 weeks of follow-up and only approximately half of patients with more than one post-treatment imaging assessment, SRF388 in combination with atezolizumab and bevacizumab demonstrated a 27% ORR (n=7/26) with a 65% disease control rate in response-evaluable patients. Additional follow-up data are expected by the end of the year.

•

SRF388 has demonstrated an acceptable safety profile in both studies to date, and there were no concerning safety signals observed in either trial as monotherapy or in combination with other agents including checkpoint inhibitors.

SRF114, a highly selective, competitively positioned antibody targeting CCR8

•

The Phase 1 trial of SRF114 in patients with advanced solid tumors is currently enrolling in monotherapy dose escalation (n=6). Early evidence of biological effect has been seen with regulatory T cell depletion in peripheral blood CCR8+ Treg cells following treatment with SRF114, with no effect observed on non-CCR8+ Treg cells. No concerning safety signals were observed to date and dose escalation continues.

Near-term projected I-O catalysts

•	Q3 2023: FDA approval decision on toripalimab

•	Q4 2023: toripalimab mechanism of action/differentiation as a next generation PD-1 presentation; SRF388 NSCLC data presentation; ILT4 investigational new drug filing

•	Q1 2024: SRF388 HCC combination data presentation

•	Q2 2024: ILT4 preclinical data presentation; SRF114 Phase 1 data

Conference Call and Webcast Information

Coherus and Surface Oncology management will host a conference call to review details of the transaction beginning at 8:30 a.m. Eastern Daylight Time/5:30 a.m. Pacific Daylight Time, June 16, 2023.

The press release and live webcast of the conference call can be accessed through a link that is posted on Investors section of the Coherus website: https://investors.coherus.com/ and Investors section of the Surface Oncology website: https://investors.surfaceoncology.com/.

Webcast Link: https://edge.media-server.com/mmc/p/zfig6oyn

To access the live conference call, please pre-register through the following link:

https://register.vevent.com/register/BId34739a2380b43eb83e35ac0ed20eb29

All registrants will receive dial-in information and a PIN allowing them to access the live call.

The webcast replay will be available on the Coherus and Surface websites upon completion of the event.

About Surface’s Immuno-oncology Pipeline

Surface’s immuno-oncology pipeline includes multiple antibody immunotherapy candidates focused on enhancing the innate and adaptive immune responses to enable a robust immunologic response and enhance outcomes for patients with cancer. SRF388 is a novel anti-IL-27 antibody currently being evaluated in Phase 1/2 clinical trials in lung and liver cancer. SRF114 is a highly selective, competitively positioned anti-CCR8 antibody currently in a Phase 1/2 study as a monotherapy in patients with advanced solid tumors. Surface also has two out-licensed partnership programs to advance its next-generation cancer therapies.

About Coherus’ Immuno-oncology Pipeline

Coherus is developing an innovative immuno-oncology pipeline that will be synergistic with its proven commercial capabilities in oncology. Through an in-licensing agreement with Junshi Biosciences, Coherus is developing toripalimab, an anti-PD-1 antibody, in the United States and Canada. A biologics license application for toripalimab for the treatment of nasopharyngeal carcinoma (NPC) is under review by the FDA. Toripalimab is approved in China for the second-line treatment of melanoma, urothelial cancer, and nasopharyngeal carcinoma.

Coherus’ earlier-stage immuno-oncology pipeline targets immune-suppressive mechanisms in the tumor microenvironment, including CHS-006, a TIGIT-targeted antibody, being evaluated in a Phase 1/2 clinical trial in combination with toripalimab in patients with advanced solid tumors, and CHS-1000, a preclinical program targeting the novel pathway ILT4.

About Coherus BioSciences

Coherus is a commercial-stage biopharmaceutical company focused on the research, development and commercialization of innovative immunotherapies to treat cancer. Coherus’ strategy is to build a leading immuno-oncology franchise funded with cash generated through net sales of its diversified portfolio of FDA-approved therapeutics.

In 2021, Coherus in-licensed toripalimab, an anti-PD-1 antibody, in the United States and Canada. The Biologics License Application for toripalimab in combination with chemotherapy as treatment for recurrent or metastatic nasopharyngeal carcinoma is currently under review by the FDA.

Coherus markets UDENYCA® (pegfilgrastim-cbqv), a biosimilar of Neulasta®, and CIMERLI®(ranibizumab-eqrn), a biosimilar of Lucentis®, in the U.S., and expects to launch the FDA-approved Humira® biosimilar YUSIMRY™ (adalimumab-aqvh) in the U.S. in July 2023.

About Surface Oncology

Surface Oncology is an immuno-oncology company developing next-generation antibody therapies focused on the tumor microenvironment. Its pipeline includes two wholly-owned programs: SRF388, a Phase 2 program that targets IL-27, and SRF114, a Phase 1 program, which selectively depletes regulatory T cells in the tumor microenvironment via targeting CCR8. In addition, Surface has two partnerships with major pharmaceutical companies: a collaboration with Novartis targeting CD73 (NZV930; Phase 1) and a collaboration with GlaxoSmithKline targeting PVRIG (GSK4381562, formerly SRF813; Phase 1). Surface’s novel investigational cancer immunotherapies are designed to achieve a clinically meaningful and sustained anti-tumor response and may be used alone or in combination with other therapies.

Forward-Looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated June 15, 2023, by and among Coherus, Crimson Merger Sub I, Inc. (Merger Sub I), Crimson Merger Sub II, LLC (Merger Sub II), and Surface. This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed transaction between Coherus and Surface and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Coherus and Surface. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity,” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Coherus, Surface or the combined company, post-closing operations and the outlook for the companies’ businesses; prospective developments or results in the pipelines of Coherus, Surface or the combined company and expansion of Coherus’ I-O franchise; the prospects for approval of toripalimab; Coherus’, Surface’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Coherus’ and Surface’s product candidates, research and development, product candidate introductions and product candidate approvals, as well as cooperation in relation thereto; projections of or targets for revenues, costs and other financial measures; future economic performance; and the assumptions underlying or relating to such statements. These statements are based on Coherus’ and Surface’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Surface’s ability to obtain the approval of Surface’s shareholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Coherus and Surface to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity or regulatory authority may prohibit, delay or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Coherus and Surface, or at all; the risk that Coherus and Surface may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Coherus’ or Surface’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Coherus’ or Surface’s common stock and/or Coherus’ or Surface’s operating or financial results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks that holders of the CVRs will not receive payments in respect of the CVRs; uncertainties as to the long-term value of Coherus’ common stock, including the dilution caused by Coherus’ issuance of additional shares of common stock in connection with the proposed transaction; unknown liabilities related to Coherus or Surface; the nature, cost and outcome of any litigation and other legal proceedings involving Coherus, Surface or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Coherus’ or Surface’s programs or product candidates; risks related to any loss of Coherus’ or Surface’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Coherus or Surface’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Coherus, Surface and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Coherus, Surface and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Coherus or Surface’s product candidates, and the impact of studies (whether conducted by Coherus, Surface or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Coherus’ or Surface’s material contracts or arrangements; risks related to competition for Coherus’ or Surface’s product candidates; Coherus’ or Surface’s ability to successfully develop or commercialize Coherus’ or Surface’s product candidates; Coherus’, Surface’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Coherus’ or Surface’s product candidates; unexpected increases in costs and expenses with respect to the potential transaction or Coherus’ or Surface’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Coherus’ and Surface’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Coherus’ and Surface’s respective filings with the SEC, including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the proxy statement of Surface that also constitutes the prospectus of Coherus, which proxy statement/prospectus will be mailed or otherwise disseminated to Surface’s stockholders when it becomes available. Coherus and Surface also plan to file other relevant documents with the SEC regarding the proposed transaction. Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Coherus’ and Surface’s management, and the reader is cautioned not to rely on any forward-looking statements made by Coherus or Surface. Unless required by law, neither Coherus nor Surface is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Coherus and Surface expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of Coherus and a proxy statement/prospectus of Surface, and each party may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Surface will be available free of charge on Surface’s website at https://www.investors.surfaceoncology.com/financial-information/sec-filings or by contacting Surface’s Investor Relations Department at IR@surfaceoncology.com. Copies of the documents filed with the SEC by Coherus will be available free of charge on Coherus’ website at https://investors.coherus.com/financial-information/sec-filings or by contacting Coherus’ Investor Relations Department at IR@coherus.com.

Participants in the Solicitation

Coherus, Surface and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coherus, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coherus’ proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 17, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of Surface, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Surface’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and amended on May 1, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Coherus or Surface using the sources indicated above.

Coherus Contacts

Investor Relations

Marek Ciszewski, SVP Investor Relations

IR@coheus.com

Media Relations

Jodi Sievers, VP Corporate Communications

media@coherus.com

Surface Oncology Contact

Investor Relations

Scott Young - VP, Investor Relations & Corporate Communications

Syoung@surfaceoncology.com